

Don't just watch TV. DIRECTV.

ANNUAL REPORT **2010**



DON'T JUST WATCH TV.

Watch with the industry's best picture and sound.

Before the world saw in high-definition, DIRECTV saw opportunity. Taking high-definition ever higher, but never losing customer focus.


CUMULATIVE SUBSCRIBERS*
9.9% CAGR
23.3M
2008
25.1M
2009
28.1M
2010
*INCLUDING SKY MEXICO





DON'T JUST WATCH TV.

Watch the undisputed, undefeated leader in sports.

Keeping our eye on the ball, but seeing where it's going. Leadership is our legacy.



REVENUE
10.6% CAGR
$19.7B
2008
$21.6B
2009
$24.1B
2010
OPBDA
12.8% CAGR
$5.0B
2008
$5.3B
2009
$6.4B
2010
CONSOLIDATED DIRECTV



Winslow Townson/AP Photo

DON'T JUST WATCH TV.

Watch the leader in home theater take cinema straight from the big screen to the flat screen.

Order the latest releases while they are still in theaters, with most new titles a month before Netflix and Redbox.

And now, over 6,000 shows and movies at no extra charge.



DIRECTV U.S. TOTAL SUBSCRIBERS
Millions of Subs
17.6M
18.6M
19.2M
2008
2009
2010



DIRECTV U.S. REVENUE
$20.0B
$19.0B
$18.0B
$17.0B
$17.3B
$18.7B
$20.3B
2008
2009
2010



DIRECTV U.S. OPBDA
$4.4B
$4.7B
$5.2B
2008
2009
2010



DON'T JUST WATCH TV.

Watch your recorded shows in any room of your home, all with one DVR.

Record, watch and delete programs in any room, no matter which TV you recorded them from—all with one HD DVR.

Start watching in one room and finish in any other room.

INDUSTRY-LEADING HD DVR



Offers consumer-friendly Whole-Home DVR
100 hours of storage, best search engine and discovery tools
Supports high-definition 3D

U.S. ADVANCED PRODUCT PENETRATION



% of Gross Additions
58%
65%
74%
% of Residential Subscribers
51%
60%
66%
2008
2009
2010



DON'T JUST WATCH TV.

Watch along with 8.9 million households in Latin America, and the 28 million households worldwide.

Our potential for growth has no limits or borders.
We're the world's largest because we're the world's best. But we're not satisfied.

DIRECTV LATIN AMERICA
TOTAL SUBSCRIBERS



Millions of Subs
5.6M
6.5M
8.9M
2008
2009
2010

DIRECTV LATIN AMERICA
CONSOLIDATED REVENUE



$4.0B
$3.5B
$3.0B
$2.5B
$2.4B
$2.9B
$3.6B
2008
2009
2010

DIRECTV LATIN AMERICA
CONSOLIDATED OPBDA



$.7B
$.7B
$1.2B
2008
2009
2010


Jamie McDonald/Getty Images

DON'T JUST WATCH TV.

Watch the future of television.

In 2011, DIRECTV will let you take TV everywhere.
Watch your favorite programming on your cell phone, laptop or iPad.



CONSOLIDATED
FREE CASH FLOW
28.8% CAGR
$1.7B
2008
$2.4B
2009
$2.8B
2010



CUMULATIVE SHARE REPURCHASES
Cumulative Repurchases $B
Year End Outstanding Shares B
$16.0
$14.0
$12.0
$10.0
$8.0
$6.0
$4.0
$2.0
$0.0
$3.0
1.23
$5.0
1.15
$8.2
1.02
$9.9
0.93
$15.0
0.81
1.6
1.4
1.2
1.0
0.8
0.6
0.4
0.2
0.0
2006
2007
2008
2009
2010



DON'T JUST WATCH TV. **DIRECTV.**

We understand the world's passion for television. And like no other company, we capitalize on it.

Growth and return on shareholder investment this robust could only come from a company this ambitious.



VALUE OF $100 Invested on Jan. 1, 2007; USD
160
63
138
82
128
102
103
112
71
96
DIRECTV
DISH Network
Time Warner Cable
Comcast
Verizon FIOS
AT&T
VIACOM
Disney
News Corp
S&P 500



DILUTED EPS
29.6% CAGR
$1.37
2008
$0.95
2009
$2.30
2010

A Message to Shareholders



When I came on board as DIRECTV CEO at the beginning of last year, I set out three priorities that I believed would be critical to our success in 2010 and beyond: deliver on our 2010 operating plan; rework our strategies to win in the marketplace; and focus on our people, with an emphasis on teamwork and talent.

I am pleased to report to you that we have met or exceeded these goals and I could not be more proud of our management team and employees, who continue to show an amazing ability to innovate, adapt and respond in an extremely dynamic and turbulent market environment.

We had a terrific year in 2010, as we excelled in every important category, beating our plans for subscriber growth, revenue and cash flow.

Our consolidated results were impressive as we finished the year with more than 28 million customers in the Americas – maintaining our standing as the world's largest and most popular video service.

We had a terrific year in 2010, as we excelled in every important category, beating our plans for subscriber growth, revenue and cash flow.

We are now a $24 billion business with free cash flow for the full year at $2.8 billion, growing at 18 percent, and our operating profit before depreciation and amortization grew 20 percent, finishing 2010 at $6.4 billion—a solid number considering the increase in our gross additions.

DELIVERING OUTSTANDING RESULTS

Both the U.S. and Latin America businesses delivered outstanding results. In the U.S., we finished the year with more than 19.2 million customers for the year. Our cash flow before interest and taxes grew by 14 percent and we increased our market share by 50 basis points, taking customers primarily from cable. And we are becoming more competitive in the telco fiber territories.

Latin America, by any measure, continues to be a terrific success story. The Latin American team shattered the records they set in 2009, adding 1.2 million customers and setting a high-water mark for revenue at nearly $3.6 billion. We will continue to double down on our Latin America business as demographic trends remain in our favor and we have a great service with strong appeal throughout the region.

In short, it was a world-class year for the entire enterprise. We performed beyond expectations in spite of a lackluster recovery in the U.S. economy, a rapidly changing video landscape and a challenging competitive environment.

MILESTONES TO SUCCESS

On top of our solid 2010 performance, we completed several important transactions that transformed our company and will benefit our shareholders.

- In June of last year, we completed our transaction with Dr. John Malone, recapitalizing the Malone family stock ownership, which simplified our capital structure by eliminating the dual class of DIRECTV stock. We are now, for the first time, a truly independent company with an independent board.
- We repurchased over $5 billion, or 136 million shares, of our outstanding shares during the course of the year.
- And late last year we completed a cash for stock transaction with Globo, our partner in Brazil, increasing our stake in the SKY Brasil joint venture to approximately 93 percent, which positions us to take our industry-leading position even further in a market of nearly 60 million homes with low pay-TV penetration.

These signature achievements further establish us as a unified, financially disciplined company with a common objective: to deliver a fantastic video experience to our customers and deliver solid returns to our shareholders.

Coming off one of the best years in our history, we have a great deal of momentum going for us and are poised to take advantage of the opportunities ahead.

U.S. STRATEGIC VISION

With that in mind, for the better part of 2010, we did a complete relook at our strategies, and a thorough review of every aspect of our business with a keen focus on the marketplace. We also conducted exhaustive research on consumer attitudes and how they used pay-TV services.

We also looked at our values and vision. Leadership, innovation, decisiveness, agility, teamwork and integrity are values that have served us well over time and will continue as our core. We revised our vision statement, broadening it to "the best 'video' experience" to reflect that we are offering our customers more ways to watch beyond linear TV. We also added "anytime, anywhere" as more of our customers seek a new level of convenience in their viewing experience.

(We're) raising the bar on the customer service experience—striving to go above and beyond their expectations at every single point of interaction.

As we took a hard look at our U.S. business, we identified our strengths, came up with plans to leverage those strengths, and got a firm handle on where the competition and consumers are going in the pay-TV arena. We developed a four-pillar strategy:

- Strengthen our core business
- Deliver the best anytime, anywhere experience—both inside and outside the home
- Build new revenue platforms to drive our average revenue per customer
- Enhance our productivity to manage our costs

KEEPING OUR CORE STRONG

Strengthening our core will always be at the heart of what we need to do to continue to grow and prosper in the marketplace. It is becoming more critical in a mature business like ours. With consumers under financial stress and a customer base that is becoming increasingly segmented, we need a better understanding of what consumers want and how to deliver services they value.

To better serve that segment of consumers who are attracted to the convenience and value of a bundled telephone, broadband and video service, we have expanded our telco relationships to include CenturyLink and Frontier. We will soon have the ability to offer a competitive bundle of DIRECTV and broadband services in 90 percent of the country. We are also working on an in-house sales tool that will allow us to more efficiently and effectively sell the bundles ourselves, and we will also soon be able to offer the telcos' nationwide promotional rates to our customers.

One of the keys to a healthy core, especially as our industry matures, is keeping the customers we have by making sure they are delighted with every aspect of our service. We have taken a number of steps to enhance loyalty programs for our most valued customers and are raising the bar on the customer service experience—striving to go above and beyond their expectations at every single point of interaction.

We need to do things right the first time and effectively "fix and recover" when it is not done right—treating each customer with respect and showing that we care about them as individuals. A little empathy goes a long way. That is how we will create passionate and loyal customers for life.

DELIVERING THE BEST ANYTIME, ANYWHERE EXPERIENCE

The second pillar of our strategy—delivering the best "anytime, anywhere" experience, in and out of the home—is driven by consumers who are looking for more out of their video experience, whether they are time-shifting, streaming content via the Internet to their TVs, or social networking while watching their favorite shows. Making available a multi-screen experience is at the core of this strategy for 2011.

For the vast majority of our customers, home is still where the heart of their TV experience is, and we are going to make that viewing experience even richer in 2011. We took a big step forward last year with the launch of our Whole-Home DVR service. It has been getting fabulous reviews from our customers who love being able to watch recordings of their favorite shows in any room of the house; and we will be rolling out the next generation of that product, our Home Media Center, late this year, along with greater time-shifting capabilities and storage capacity. The Home Media Center will take the connected home to another level.

Longer term, we are looking at a wireless connection between the HD DVR and the television that will be a big plus for customers and reduce installation time for our home service technicians.

CONNECTED CUSTOMERS HAVE MORE FUN

With DVRs now a mainstream technology—some 40 percent of U.S. homes have at least one—it makes sense to go all in with this technology to maintain our competitive advantage. As part of that strategy, we want every new HD DVR to be connected to the Internet. This is a clear, strategic imperative and we expect to connect at least 40 percent of our customers' HD DVRs to the Internet by the end of 2013.

And why wouldn't any customer want to hook up their box? With a broadband connection, customers have a vast library of titles at their fingertips. Today, our customers have access to more than 400 of the most popular movies, many of them available 28 days before Netflix—add to that over 6,000 movies and shows on demand—all with DIRECTV CINEMA.

Connected customers can also enjoy a panorama of popular apps, like the five-day weather forecast, a live Earthcam, Facebook, and sports apps like My NBA Team, where customers track their favorite team, as well as an enhanced ScoreGuide. We have also developed unique apps to support our exclusive and original programming on The 101. Fans of "Damages" and "The Dan Patrick Show" can follow fan posts in real time and see information about the show, its characters and the actors who play them.

HD, 3D AND SOCIAL TV

And with a nod to our younger demographic, we are making more "nontraditional content" options available, like free YouTube videos streamed directly to the customer's TV, streaming movies trailers, and social networking apps like Facebook and Twitter. Our new "Social TV" app lets you see what your friends are watching so you can directly tune to that show or rate the show you are watching via a Twitter feed without ever having to go online.

To showcase all this great content, we are launching a new graphically rich user interface that will support our multi-screen social and interactive applications for a really fantastic experience.

And finally, we will continue our leadership in HD, adding to the more than 160 channels we have today and will continue to beef up our 3D platform. Like HD in its infancy, consumer adoption of this nascent technology will develop over time, and when it does, we will be there. We set the bar last year with our 3D broadcasts of the 2010 MLB All-Star Game, the 2010 U.S. Open Tennis Championship, and several major motion pictures in 3D, and we will continue to produce content for our own "n3D Powered by Panasonic" channel with more to come this year.

WATCHING TV ANYWHERE

This is all great news for the vast majority of our customers who are still watching TV the "old fashioned" way—at home on their 60-inch LCD flat screen—but more and more viewers are also looking for that "anytime, anywhere" experience outside the home.

We have been offering our NFL SUNDAY TICKET product for the past few seasons for laptops and mobile phones users, but last year we introduced our enhanced, rebranded NFL SUNDAY TICKET To-Go service. It was available for the first time on the iPad and we had a tremendous response from users who loved the experience.

With the proliferation of tablets and smart phones, we see a terrific opportunity to provide services to customers who want to consume more video on portable devices as a complement to the traditional TV viewing experience.

We believe we are going to see tremendous benefits from our "anytime, anywhere" initiatives in the form of more satisfied, loyal customers, and that's great, but our strategic rethink also told us that we have a wealth of untapped opportunities to create new revenue sources.

CLOSING THE REVENUE GAP

First of all, we need to close the revenue gap between DIRECTV and our competitors in pay per view and VOD. We did a fantastic job of that in 2010, growing pay per view movie revenue by 20 percent. We are going to do an even better job in 2011 with a sharper focus on marketing our VOD offerings that includes the addition earlier this year of NBC on Demand, a significant addition to our VOD lineup. Viewers no longer have to go to the Internet to find favorite shows like "Law & Order," "30 Rock" or "The Biggest Loser." And it's free.

Another area where we can close the gap on cable is local advertising. We will do this by launching a new technology to provide addressable, zone-targeted ad inserts in up to 50 cities on 50 channels over the next two years. We believe we can generate up to $400 million in new revenue with this initiative, over time.

Finally, we are committed to increasing our share of the commercial market with some great new products and services for hotels, restaurants and other businesses. We made excellent progress in 2010, growing this segment by nearly 20 percent, and we will continue to build on this momentum in 2011.

MANAGING OUR COSTS WITH GREATER PRODUCTIVITY & EFFICIENCY

Our fourth strategic pillar really goes to the heart of our bottom line; and that is managing the spiraling cost of our programming content and increasing the productivity of our service technicians and call centers.

The rising cost of content has become an industry-wide challenge, and while we have had a great track record in negotiating fair contracts with our programming partners over the years with few channel disruptions, we are not immune to these pressures. Given that reality, we are going to strategically manage cost growth by continuing to use our considerable scale to leverage fair deals at the negotiating table.

We will also be looking at how we can adjust our packaging to reflect cost increases and potentially remove or reposition lesser-viewed channels.

Despite our best efforts to keep these costs down, price increases for our customers continue to be inevitable and necessary. We need to do a better job of explaining to our customers why we need to make these adjustments and how they will benefit in the long term.

Increased productivity across the enterprise is high on the agenda this year as we take significant steps to improve the efficiency of our technicians in the field with handheld technology like GPS units, and our call centers will see a marked improvement in productivity and service with a new knowledge management system. Underlying all of this, we will continue the DIRECTV tradition of tough-minded, financial discipline in managing all of our costs.

OUR STRATEGIC DIRECTION IN LATIN AMERICA

With the fantastic success we have had in the U.S., our business in Latin America is a diamond in the rough, with revenue and subscriber growth that is the envy of our competitors.

Business in this region really took off in 2009 and it went into overdrive in 2010, proving that this market is not speculative—but one with the potential to add significant value to our company.

We increased our subscriber base over 25 percent in 2010, with gross additions of more than 2.3 million customers, up nearly 50 percent over 2009. And by keeping churn in check, we achieved a remarkable 76 percent increase in consolidated net additions of more than 1.2 million subscribers, bringing our base at year end to 5.8 million customers. Add Sky Mexico and we had nearly 8.9 million customers throughout the entire region. Our revenue growth was equally impressive, increasing 25 percent to nearly $3.6 billion. All of these numbers beat our plan for 2010 by a substantial margin. And the best is yet to come.

EXCITING OPPORTUNITIES FOR GROWTH

Looking at the demographic/economic trends and the low pay-TV penetration, there is an exciting opportunity ahead for further growth in the region. The continent's economy continues to grow with more disposable income per household, while consumers in Latin America are trending younger than just about any other region in the world.

With the fantastic success we have had in the U.S., our business in Latin America is a diamond in the rough with revenue and subscriber growth that is the envy of our competitors.

For example, in two of the largest countries in which we operate, Brazil and Mexico, about 70 percent of the population is under the age of 40.

All of this translates to a rapidly growing middle class, which is the demographic sweet spot of any pay-TV service. Those consumers are in a better position to buy, and with our continent-wide footprint, we are in a better position to sell.

With the demographics in our favor—a trend that is expected to continue for the next decade and beyond—and pay-TV penetration at a low 25 percent across the region, we believe the market can double over the next five years. That's about 30 million more customers that we believe will add pay-TV service—a huge target market to which we can apply our phenomenal service and marketing capabilities.

We understand how to do business in Latin America and know how to do it profitably. We have kept an eye on churn, maintained our economics and achieved an impressive subscriber and revenue annual growth rate of approximately 25 percent in 2010.

SUSTAINING OUR MOMENTUM

After such a great run of growth in subscribers, revenue and return on invested capital, it's fair to ask: Can we sustain it?

The answer is yes, for the following reasons:

- We have the advantage of scale as the region's largest pay-TV operator and are able to pursue new growth opportunities from a position of strength.
- Our market share gains have produced one-third of our revenue growth—the result of better execution and better products and branding, all things at which we will continue to excel, with the rest of it coming from overall market growth.
- Satellite technology in Latin America is even more of an advantage than it is in the United States. Our competition is much less formidable there and our satellites cover the entire region with a low cost-per-home-passed and uniform technology that affords us the ability—like the U.S.—to upgrade our entire customer base at once. And the continental footprint allows us to negotiate with program suppliers on a region-wide basis, as opposed to a country-by-country basis, enabling us to take full advantage of our scale and obtain volume discounts that we believe many of our competitors cannot match.

ONE INTEGRATED COMPANY

I want to emphasize again, scale plays an important role for DIRECTV. It is critical for DIRECTV U.S. and DIRECTV Latin America to operate as one integrated company. From our technology and costs to market, to our programming, there are tangible synergies that are paying off both for our competitiveness and bottom line.

While we share many of the products and services that make DIRECTV the best video experience in the world, we are also constantly learning from each other, like sharing segmentation marketing strategies or best practices. For example, by leveraging set-top box technology developed for the U.S., we can introduce products and services to Latin America with greater speed, at lower cost and with better quality than any of our competitors.

Latin America is fertile ground for continuing growth and profitability. We have the tools to win in the market with the best products, a broad range of offers that can serve all segments of the market, and of course the leading brand. And supporting all of this is a world-class customer service organization and a team of experienced, talented executives, who know how to take advantage of this large and growing opportunity.

COMMITMENT TO SUCCESS

In thinking about the future of our business, I can say with complete conviction, after spending the better part of a year looking at our company inside out, from top to bottom, listening and learning, we have a clear strategy, a strong vision and a set of achievable goals to win in the marketplace. And I know my executive team feels the same way.

We believe we can reach the 30 million mark in combined customers, excluding Mexico, over the next three years and generate revenue in the range of $30 billion. Over that same period of time, our earnings should grow to over $5 per share in part as we expect to buy back more than a third of our shares. In short, we have set the stage for a bright future and industry-leading returns on our invested capital.

And that future is in the collective hands of all of us at DIRECTV. From day one I have been enormously impressed with the quality of our employees, the passion they have for their jobs and their commitment to our success as a company. It is critical that we maintain this level of quality in our people, so I made it one of my top priorities when I joined DIRECTV to focus on developing the tremendous talent we have and a dedication to teamwork.

This is very important to me personally and I believe it is absolutely essential to our success as an organization. To lead this effort, we brought in a world-class head of human resources, Joe Bosch. With his depth of experience in talent development and driving organizational performance, he brings a fresh perspective to the task at hand—ensuring that we are developing the next generation of talent. He ran our first leadership program last October and we are looking forward to more of the same this year.

I would also like to applaud our board of directors whose leadership and good counsel were invaluable to me as I learned the ropes of this highly complex business. I especially want to thank five of our former directors, who left the board last year: our former chairman, Dr. John Malone; Paul Gould; Greg Maffei; Chase Carey and Haim Saban. They played an important role in the success of our company and helped us stay the course during a time of transition.

We welcomed a new board member, Samuel DiPiazza, in June of last year, and were also pleased to have added Lorrie Norrington, who became a DIRECTV board member earlier this year. I look forward to working with both Sam and Lorrie and the rest of board in the years ahead.

Finally, I will say again that I am extremely proud of everyone on the DIRECTV team. That we were able to meet the considerable challenges of the past year and achieve our goals is a great testament to our ability to adapt and execute. And it also underscores the strength of our offer in the marketplace with innovative marketing, superior products and services like the industry's most advanced HD DVRs, our Whole-Home DVR service, more movie choices on DIRECTV CINEMA, NFL SUNDAY TICKET games our customers can watch anywhere, and the best HD and 3D choices anywhere.

I am confident our company will continue to grow and deliver outstanding returns for our shareholders. We have a collective passion for performance and excellence that is grounded in the values of leadership, innovation, decisiveness, agility, teamwork and integrity.

I am confident our company will continue to grow and deliver outstanding returns for our shareholders. We have a collective passion for performance and excellence that is grounded in the values of leadership, innovation, decisiveness, agility, teamwork and integrity. There is no doubt in my mind that together we will continue to build a world-class enterprise that will endure for our 50,000 employees and contractors around the world, our business partners, our shareholders, and the more than 28 million DIRECTV customers who enjoy the world's best—and getting better—video experience.



Michael D. White
President and Chief Executive Officer

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2010

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission file number 1-34554

DIRECTV

(Exact name of registrant as specified in its charter)

DELAWARE **(State or other jurisdiction of incorporation or organization)**	**26-4772533** **(I.R.S. Employer Identification No.)**
2230 East Imperial Highway, El Segundo, California **(Address of Principal Executive Offices)**	**90245** **(Zip Code)**

Registrant's telephone number, including area code: (310) 964-5000

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Exchange on Which Registered
Class A Common Stock, $0.01 par value	NASDAQ Global Select Market

Securities registered pursuant to Section 12(g) of the Act:

None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definition of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

As of June 30, 2010, the aggregate market value of the registrant's voting and non-voting common equity held by non-affiliates was $29,809,534,476.

As of February 18, 2011, the registrant had outstanding 790,782,019 shares of Class A common stock.

Documents incorporated by reference are as follows:

Document	Part and Item Number of Form 10-K into which Incorporated
DIRECTV Notice of Annual Meeting of Stockholders and Proxy Statement for Annual Meeting of Stockholders to be held on April 28, 2011	Part I, Item 5 Part III, Items 10 through 14

DIRECTV

TABLE OF CONTENTS

CAUTIONARY STATEMENT FOR PURPOSE OF THE "SAFE HARBOR" PROVISIONSOF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

This Annual Report on Form 10-K may contain certain statements that we believe are, or may be considered to be, "forward-looking statements" within the meaning of various provisions of the Securities Act of 1933 and of the Securities Exchange Act of 1934. These forward-looking statements generally can be identified by use of statements that include phrases such as we "believe," "expect," "estimate," "anticipate," "intend," "plan," "foresee," "project" or other similar references to future periods. Examples of forward-looking statements include, but are not limited to, statements we make related to our business strategy and regarding our outlook for 2011 financial results, liquidity and capital resources.

Forward-looking statements are based on our current expectations and assumptions regarding our business, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Our actual results may differ materially from those contemplated by the forward-looking statements. We caution you therefore against relying on any of these forward-looking statements. They are neither statements of historical fact nor guarantees or assurances of future performance. Important factors that could cause actual results to differ materially from those in the forward-looking statements include economic, business, competitive, national or global political, market and regulatory conditions and other risks, each of which is described in more detail in Item 1A—Risk Factors of this Annual Report.

Any forward looking statement made by us in this Annual Report on Form 10-K speaks only as of the date on which it is made. Factors or events that could cause our actual results to differ may occur and it is not possible for us to predict them all. We undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

PART I

ITEM 1. BUSINESS

DIRECTV, which we also refer to as the company, we or us, is a leading provider of digital television entertainment in the United States and Latin America. We operate two direct-to-home, or DTH, operating segments: DIRECTV U.S. and DIRECTV Latin America, which are differentiated by their geographic location and are engaged in acquiring, promoting, selling and/or distributing digital entertainment programming primarily via satellite to residential and commercial subscribers. In addition, since November 19, 2009, we own and operate three regional sports networks, or RSNs, and own a 65% interest in Game Show Network, LLC, or GSN, a basic television network dedicated to game-related programming and Internet interactive game playing. We account for our investment in GSN using the equity method of accounting.

- ***DIRECTV U.S.*** DIRECTV Holdings LLC and its subsidiaries, which we refer to as DIRECTV U.S., is the largest provider of DTH digital television services and the second largest provider in the multi-channel video programming distribution, or MVPD, industry in the United States. As of December 31, 2010, DIRECTV U.S. had over 19.2 million subscribers.
- ***DIRECTV Latin America.*** DIRECTV Latin America, or DTVLA, is the leading provider of DTH digital television services throughout Latin America. DTVLA is comprised of: PanAmericana, which provides services in Venezuela, Argentina, Chile, Colombia, Puerto Rico and certain other countries in the region; our 93% owned subsidiary, Sky Brasil Servicos Ltda., which we refer to as Sky Brazil; and our 41% equity method investment in Innova, S. de R.L. de C.V., which we refer to as Sky Mexico. As of December 31, 2010, PanAmericana had approximately 3.3 million subscribers, Sky Brazil had approximately 2.5 million subscribers and Sky Mexico had approximately 3.0 million subscribers.
- ***DIRECTV Sports Networks.*** DIRECTV Sports Networks LLC and its subsidiaries, or DSN, is comprised primarily of three RSNs based in Seattle, Washington, Denver, Colorado and Pittsburgh, Pennsylvania, currently known as FSN Northwest™, FSN Rocky Mountain™ and FSN Pittsburgh™, respectively. The operating results of DSN beginning November 19, 2009 are reported as part of the "Sports Networks, Eliminations and Other" operating segment.

Our vision is to make DIRECTV the best video experience anytime and anywhere for customers in both the United States and Latin America. Our primary strategy for achieving this vision is to combine unique and compelling content along with industry-leading technology and service to make DIRECTV the clear choice among consumers throughout the Americas. We believe that the successful implementation of this operating strategy along with the return of excess cash to shareholders will create significant shareholder value over the long term.

DIRECTV's Class A common stock trades on the NASDAQ® Global Select Market, or NASDAQ, under the ticker "DTV". DIRECTV was incorporated in Delaware in 2009.

DIRECTV U.S.

Through DIRECTV U.S., we provide over 19.2 million subscribers with access to hundreds of channels of digital-quality video entertainment and CD-quality audio programming that we transmit directly to subscribers' homes or businesses via high-powered geosynchronous satellites. We also provide video-on-demand, or VOD, via broadband to our subscribers who have connected their set-top receiver to their broadband service.

We believe we provide one of the most extensive collections of programming available in the MVPD industry, including over 160 national high-definition, or HD, television channels and four dedicated 3D channels. In addition, we offer VOD service, named DIRECTV CINEMA™, which provides a selection of over 6,000 movie and television programs to our broadband-connected subscribers. As of December 31, 2010, we provided local channel coverage in HD to markets covering over 95% of U.S. television households. In addition, we provided local channel coverage in standard definition to markets representing approximately 98% of U.S. television households.

We also provide premium professional and collegiate sports programming such as the NFL SUNDAY TICKET™ package, which allows subscribers to view the largest selection of NFL games available each Sunday during the regular season. Under our contract with the NFL, we have exclusive rights to provide this service through the 2014 season, including rights to provide related broadband, HD, interactive and mobile services.

To subscribe to the DIRECTV® service, subscribers sign up for our service through us, our national retailers, independent satellite television retailers or dealers, or regional telephone companies, which we refer to as telcos. We or one of our home service providers or dealers install the receiving equipment. The receiving equipment consists of a small receiving satellite dish antenna, one or more digital set-top receivers, which are typically leased to the subscriber, and remote controls, which we refer to as a DIRECTV® System. After acquiring and installing a DIRECTV System, subscribers activate the DIRECTV service by contacting us and subscribing to one of our programming packages.

Key Strengths

- ***Large Subscriber Base.*** We are the largest provider of DTH digital television services and the second largest MVPD provider in the United States, in each case based on the number of subscribers. We believe that our large subscriber base provides us with the opportunity to obtain programming on favorable terms and secure unique and exclusive programming. We also believe that our large subscriber base contributes to achieving other economies of scale in areas such as DIRECTV System equipment purchasing, customer service, installation and repair service, broadcast operations and general and administrative services.
- ***Leading Brand Name.*** We commissioned a study in 2010 which indicated that 95% of consumers in the United States recognized the DIRECTV brand name. We believe the strength of our brand name is an important factor in our ability to attract new subscribers. In addition, we believe our recognized brand name enhances our ability to secure strategic alliances with programmers, distributors and other technology and service providers.
- ***Substantial Channel Capacity and Programming Content.*** As a result of our significant channel capacity, we believe we are able to deliver to our subscribers one of the widest selections of local and national programming available today in the United States, including exclusive programming such as the NFL SUNDAY TICKET package, international programming and one of the most extensive national HD offerings currently available in the industry.
- ***High-Quality Digital Picture and Sound, Including HD Programming.*** Our video and audio programming is 100% digitally delivered, providing subscribers with digital-quality video and CD-quality sound. We believe this compares favorably with many cable providers that frequently offer popular programming in an analog format and offer a selection of digital channels for an additional fee. In addition, we believe we currently offer one of the nation's most comprehensive selections of HD channels, including a large choice of 1080p movies.
- ***Sales and Marketing.*** We sell DIRECTV through a number of distribution channels, including direct sales, online, telcos, national sales providers, local sales providers and consumer electronics retailers. We believe this variety of distribution alternatives coupled with sophisticated marketing programs, have enabled us to continue to grow our subscriber base in an increasingly competitive and mature business.
- ***Technology.*** We devote considerable resources to improving our set-top receivers, including the middleware for such receivers, as well as developing new services. For example in 2010, we introduced a "Whole-Home" digital video recorder, or DVR, service which allows consumers to view and control content from one DVR to other rooms in the house with the appropriate equipment.
- ***Strong Customer Satisfaction.*** We have attained top rankings in customer satisfaction studies for our industry. For example, we have scored higher among the largest national cable and satellite TV providers in customer satisfaction for ten consecutive years in the American Customer Satisfaction Index™. We believe that providing high-quality customer service is an important element in minimizing subscriber disconnection, or churn, and attracting new subscribers.
- ***Valuable Orbital Slots and Satellite-Based Technology.*** We believe our regulatory authorization to use desirable orbital slots and broadcast spectrum helps sustain our position as one of the leading companies in the MVPD industry. The Federal Communications Commission, or FCC, has designated three direct broadcast satellite, or DBS, orbital slots in the Ku-Band spectrum that provide full coverage across the 48 contiguous states of the United States, often referred to as CONUS coverage. Within these three orbital slots, there are 96 assigned DBS frequencies. We hold licenses to broadcast our services from 46 of these 96 DBS frequencies. The FCC is currently considering licensing additional DBS slots for satellites that are sometimes referred to as "tweeners" which would provide CONUS coverage. See "Government Regulation—FCC Regulation Under the Communications Act and Related Acts" and "Risk Factors—The ability to maintain FCC

licenses and other regulatory approvals is critical to our business" for more information related to these types of slots and satellites.

In addition, we hold licenses in three orbital slots (99° west longitude, or WL, 101° WL, and 103° WL) in the Ka-Band spectrum. The satellites that have been launched into these orbital slots have substantially increased our channel capacity, allowing us to provide one of the most extensive HD channel offerings currently available across the United States. We also have obtained approval from the FCC to transmit our signal in the Ku-Band from one of our satellites that has been stationed at a temporary orbital location at 72.5° WL and from leased capacity on a satellite at 95° WL.

Our satellite-based service provides us with many advantages over ground-based cable television services. We have the ability to distribute hundreds of channels to millions of recipients nationwide with minimal incremental infrastructure cost per additional subscriber. In addition, we have comprehensive coverage to areas with low population density in the United States and the ability to quickly introduce new services to a large number of subscribers.

- ***Strong Balance Sheet.*** We believe our cash position and borrowing capacity combined with our current and expected future cash generation capability provides us with significant financial flexibility to improve shareholder value. We have repurchased approximately $15 billion of our common stock over the last five years, retiring approximately 44% of our outstanding shares, and have announced a new $6 billion share repurchase plan for 2011.

Business Strategy

Our vision is to provide customers with the best video experience in the United States both inside and outside of the home by offering subscribers unique, differentiated and compelling programming through leadership in content, technology and customer service. Our strategy involves (1) strengthening our core business, (2) delivering the best "anytime, anywhere" experience—both inside and outside of the home, (3) building new revenue streams and (4) enhancing productivity.

- ***Strengthen the Core Business.*** To fulfill our goals, we believe we have to strengthen our core business in several key areas including (1) delighting our customers in all our service interactions, (2) enhancing customer targeting and segmentation and (3) strengthening our bundled offers and capabilities.

  - *Delight Our Customers in All Service Interactions; Improve our Loyalty and Retention Programs.* Due in part to the higher costs to acquire new subscribers in an increasingly mature industry, it is even more important to focus to delight all of our customers as we strive to reduce churn. We believe an important part of this strategy is to increase customer satisfaction through all service interactions including the initial installation and any subsequent communications, service or upgrade transactions. Another important part of our strategy is to improve our loyalty and retention programs, particularly for our most tenured and valuable customers.

  - *Enhance Customer Targeting.* As the market for video services becomes increasingly competitive, it is important that we have a better understanding of and focus on our customers' needs and desires. We will use segmentation analysis to better target new customers based on demographic, geographic and customer information to more profitably and effectively provide our customers with the products and services they desire.

  - *Strengthen Our Bundled Offers and Capabilities.* Bundled video, telephone and broadband services continue to grow in popularity as consumers look for ways to reduce costs in a challenging economy. Currently we have agreements with most of the major telco companies nationwide to offer bundles which include the DIRECTV service. However, in the future, we believe we will need to work more closely with broadband providers to make our bundles more seamless, offer broadband services with higher speeds and improve joint marketing efforts so that a greater percentage of our customers can enjoy the benefits of a bundle.

- ***Deliver the Best "Anytime, Anywhere" Experience Both Inside and Outside of the Home.*** To provide the best video experience both inside and outside of the home, we will be focusing on (1) expanding our Whole-Home DVR and time-shifting capabilities, (2) connecting our subscribers' set-top boxes to broadband service, (3) launching a new user interface to support multi-screen applications and services, (4) enhancing our entertainment portal and (5) providing portable access to DVR content.

- *Expand Whole-Home DVR and Time-Shifting Capabilities.* We believe that consumers are looking for more features and functionality in their TV viewing, particularly in terms of place and time shifting. For this reason, in 2011 we expect to expand the availability of our Whole-Home DVR. We plan on continuing to expand our time and place shifting capabilities with new services including the expansion of our pay-per-view and VOD movie offerings, as well as providing the ability for customers to retrieve content that was broadcast at a previous time.
- *Connect Customer HD-DVRs to the Internet.* Connecting our customers' receivers to broadband service is strategically important because it greatly enhances the video experience. For example, a connected receiver provides our customers with access to (1) thousands of additional movies and shows, (2) music, video, and pictures stored on their computers and (3) personalized "TV Apps" that provide real-time information such as favorite sports teams, local traffic or weather reports. In the future, broadband-connected receivers will also facilitate access of DIRECTV™ programming services on mobile devices and the ability to search for web-based video such as YouTube® on a customer's television. Another focus for our company will be to provide more social networking applications whereby, for example, customers can interact with friends while watching DIRECTV by accessing their Twitter® or Facebook® account via the television or portable device.
- *Launch New User Interface to Support Multi-Screen Applications and Services.* Given the importance of the User Interface, or UI, and guide to our customers to provide a friendly and fun way to navigate through hundreds of channels, in 2011 we will launch a new HD UI which will be significantly faster than our current UI and will be displayed in crisp, easy-to-read HD format using more graphical poster art. In addition, this UI will incorporate our industry-leading Smart Search capabilities as well as improved discovery and personalization features. We are also developing applications for mobile devices and tablets so that our customers will enjoy many DIRECTV features and functionalities both inside and outside of the home.
- *Enhance our Entertainment Portal.* In 2010, we launched a new web-based entertainment portal for our customers named MyDIRECTV™. Today, MyDIRECTV offers customers a fun and easy-to-use platform to explore, search and record all of their favorite shows. In the future, we will introduce video streaming capabilities on our entertainment portal so that customers will be able to watch authorized DIRECTV programming from their laptop, tablet, smartphone or computer.
- *Provide Portable Access to DVR Content.* We believe our customers increasingly desire the ability to take content with them, due in part to the growing popularity of smart phones and tablets. For this reason, in 2011, we expect to launch a service which will build on our platform as a way to access content stored on a customer's DVR. We will also be building on our entertainment portal as a way to access content through the Internet.

- ***Create New Revenue Platforms.*** In order to continue growing DIRECTV revenues while maintaining strong profit margins, a key strategic objective is to capture incremental revenue streams in key areas including (1) DIRECTV Cinema, (2) addressable and local advertising and (3) the commercial property market.
  - *Enhance DIRECTV Cinema.* We believe we have a significant opportunity to generate incremental VOD revenues mostly by expanding our VOD library and making it easier for customers to watch movies and shows. Last year we made great strides toward this goal by "pushing" top-rated movies onto customers DVRs for instant viewing and by launching an enhanced movie service called DIRECTV CINEMA that provides most of our customers with access to significantly more movies than before. For example, for those customers with HD-DVRs connected to a broadband service, we now offer over 6,000 movie and television titles, and we expect to continue adding more titles in 2011. Other new DIRECTV Cinema enhancements include shorter viewing windows relative to the DVD release and the ability to order movies which are still showing in movie theaters for future viewing. Looking forward, DIRECTV Cinema enhancements will include further expansion of our video library and increasing the number of days a VOD pay-per-view, or PPV, movie can be watched once the movie has been paid for.
  - *Launch Addressable and Local Advertising.* Our advertising revenue per subscriber trails many of our competitors. This is because, unlike the

cable industry, we have not had the ability to target advertising at the local level due to the nature of our national satellite infrastructure. Using new technology, which we expect will be available in 2011, we will have the capability to insert ads into individual DVR set-top receivers to enable advertisers to target customers in local regions and eventually in the individual home. With this new technology, we expect to significantly increase our advertising revenues over the coming years.

- *Deliver New Products Focused on Priority Commercial Segments.* Based on our extremely low market penetration rates, we believe commercial properties represent another growth opportunity for DIRECTV. For example, although historically we have competed effectively in the higher-end hotel market, we expect that in the coming years, hotels will be upgrading their television service from standard definition to HD, which should present us with opportunities for growth. We also currently have low market share in the private businesses and smaller bars and restaurants segments and we intend to grow our share in these markets with new technologies such as digital signage, as well as from improved management, targeting, billing, pricing and packaging.

- ***Enhance Productivity and Manage Costs.*** Improving our productivity is a critical element of our goal to maintain strong margins particularly given the competitive nature of our industry and rising programming costs. In particular, we plan to focus our efforts on effectively managing our programming costs and capturing enterprise-wide productivity improvements.

  - *Strategically Manage Content Cost Growth.* Content costs are DIRECTV's largest expense and as a result, we must manage these costs as effectively as possible particularly considering that we expect programming costs to increase at a faster rate in the future than in prior years primarily due to higher sports costs (including the NFL Sunday Ticket) and higher retransmission fees for the carriage of local channels. Our strategy for minimizing this rate of cost growth is to:

    - Leverage our size, growth and attractive subscriber demographics to attain competitive terms and conditions.
    - More closely align a channel's ratings with the costs we pay.
    - Obtain rights for new value-added video services such as rights to offer our customers 3D, mobile and streaming services.
    - Repackage channels to better align the programming that our customers want to watch with what they are willing to pay for.
    - Drop less popular channels if we are unable to negotiate fair terms and conditions.

  - *Capture Enterprise-Wide Productivity Improvements.* Our objective is to deliver the best video experience at the lowest possible cost. We endeavor to manage our costs and in particular to capture productivity improvements which will not only reduce costs, but also improve customer service.

Infrastructure

Satellites. We currently have a fleet of twelve geosynchronous satellites, including eleven owned satellites and one leased satellite. We have seven Ku-Band satellites at the following orbital locations: 101° WL (three), 110° WL (one), 119° WL (one), 72.5° WL (one), and 95° WL (one-leased). We also have five Ka-Band satellites at our 99° WL (two) and 103° WL (three) orbital locations. The 72.5° WL orbital location is used pursuant to an arrangement with Telesat Canada and Bell ExpressVu.

We have contracted for the construction of an additional satellite to provide additional services as well as backup capacity, which we expect to launch and place into service in 2013.

Satellite Risk Management. At times, we use launch and in-orbit insurance to mitigate the potential financial impact of satellite fleet launch and in-orbit failures unless the premium costs are considered to be uneconomical relative to the risk of satellite failure. The insurance generally does not compensate for business interruption or loss of future revenues or subscribers. We rely on in-orbit spare satellites and excess transponder capacity at key orbital slots to mitigate the impact of a potential satellite failure on our ability to provide service. However, programming continuity cannot be assured in all instances or in the event of multiple satellite losses.

Launch insurance typically covers the time frame from ignition of the launch vehicle through separation of the satellite from the launch vehicle. In the past, we have launched satellites without insurance. As of December 31, 2010, the net book value of DIRECTV U.S.' in-orbit satellites was $1,724 million, none of which is insured.

Digital Broadcast Centers. To gather programming content, ensure its digital quality, and transmit content to our satellites, we have built two digital broadcast centers, located in Castle Rock, Colorado and Los Angeles, California. These facilities provide the majority of our national and local standard-definition and HD programming. We have also built five uplink facilities which are used to provide HD local channels. Our broadcast centers receive programming from content providers via satellite, fiber optic cable and/or special tape. Most satellite-delivered programming is then digitized, encoded and transmitted to our satellites. We designed each broadcast center and uplink facility with redundant systems to minimize service interruptions.

Installation Network. The DIRECTV Home Service Provider, or HSP, network performs customer installation, upgrade, and service call work for us. From 2008 to 2010, we entered into several transactions that brought a significant portion of this HSP network activity in-house. We now directly employ nearly 5,000 technicians and utilize an additional 10,000 technicians from six outsourced companies around the United States. The combined workforce completed approximately 92% of all in-home visits in 2010. We set quality standards for all installation, upgrade, and service work, perform quality control procedures against those standards, manage network inventory levels, and monitor overall network performance for nearly all of the installation and service network.

Customer Service Centers. As of December 31, 2010, we utilized 36 customer service centers employing over 17,000 customer service representatives. Most of these customer service centers are operated by Convergys Customer Management Group, Inc., Alorica, Inc., Sitel Operating Corporation, N.E.W. Customer Service Companies, Inc., VXI Global Solutions, Inc. and Teleperformance. We currently own and operate six customer service centers located in: Boise, Idaho; Tulsa, Oklahoma; Huntsville, Alabama; Missoula, Montana; Huntington, West Virginia and Denver, Colorado that employ approximately 5,000 customer service representatives. Potential and existing subscribers can call a single telephone number 24 hours a day, seven days a week, to request assistance for hardware, programming, installation, technical and other support. We continue to increase the functionality of telephone-based and web-based self-care features in order to better manage customer service costs and improve service levels.

Competition

We face substantial competition in the MVPD industry and from emerging digital media distribution providers. Our competition includes companies that offer video, audio, interactive programming, telephony, data and other entertainment services, including cable television, other DTH companies, telcos, wireless companies and companies that are developing new technologies, including online video distributors, or OVDs. Many of our competitors have access to substantially greater financial and marketing resources. We believe our brand, the quality and variety of video, audio and interactive programming, quality of picture, access to service, availability of HD and DVR services, customer service and price are the key elements for attaining and retaining subscribers. Our over 19.2 million subscribers represent approximately 19% of MVPD subscribers at December 31, 2010.

- *Cable Television.* We encounter substantial competition in the MVPD industry from cable television companies. According to the National Cable & Telecommunications Association's 2008 Industry Overview, 96% of the 128.6 million U.S. housing units are passed by cable. Most cable television operators have a large, established customer base, and many have significant investments in companies that provide programming content. Approximately 100 million households subscribe to an MVPD service and approximately 60% of MVPD subscribers receive their programming from a cable operator. In addition, most cable providers have completed network upgrades that allow for enhanced service offerings such as digital cable, HD channels, broadband Internet access and telephony services. Cable companies bundle these services, offering discounts and providing one bill to the consumer.

- *Telephone Companies.* Several telcos have upgraded a significant portion of their infrastructure by replacing their older, copper wire telephone lines with high-speed fiber optic lines. These fiber lines provide the telcos with significantly greater capacity enabling them to offer new and enhanced services, such as broadband Internet access at much greater speeds and digital- quality video. For example, Verizon announced that at the end of 2010, it had the capability to serve approximately 16 million homes with fiber optic lines with the goal of having the capability to serve 18 million homes by the end of 2011. In addition, AT&T is deploying fiber optic lines to neighborhoods and expects to have the capability to serve approximately 30 million of its homes passed by the end of 2011. As of year-end 2010,

Verizon had approximately 3.5 million video subscribers and AT&T had approximately 3 million video subscribers. Similar to the cable companies, the telcos expect to offer their customers multiple services at a discount on one bill.

- *Other Direct Broadcast Satellite and Direct-To-Home Satellite System Operators.* We also compete with DISH Network Corporation, or DISH Network, which had over 14 million subscribers at the end of 2010, representing approximately 14% of MVPD subscribers. Other domestic and foreign satellite operators also have proposed to offer DTH satellite service to U.S. customers using U.S.-licensed satellite frequencies or foreign-licensed frequencies that have the ability of covering the United States.
- *Video via the Internet.* With the large increase in the number of consumers with broadband service, a significant amount of video content has become available on the Internet for users to download and view on their personal computers, televisions and other devices. For example, Apple TV® offers hundreds of television shows and movies for rental, some in high-definition, on the online iTunes® Store. In addition, Hulu™ is an OVD which provides free movies and TV shows from over 225 content providers including FOX, NBC Universal, ABC, Lionsgate, MGM, National Geographic, Paramount, A&E Television Networks, PBS, and Warner Bros. This content can be accessed on demand through its website and those of its partners—AOL, IMDb, MSN, MySpace, and Yahoo!. In addition, several companies, such as Netflix, Blockbuster and Amazon.com, sell and rent movies or other shows via Internet download or streaming media. For example, Netflix has a library of thousands of movies and TV shows available for download to its over 20 million subscribers in the U.S. and Canada. There are also several similar initiatives by companies such as Intel, Microsoft and Sony to make it easier to view Internet- based video on television and personal computer screens. Many television models, Blu-Ray Disc® players and gaming consoles like Nintendo's Wii®, Sony's PS3® and the Xbox® can be directly connected to the Internet and have the capacity to stream video to the television.
- *Mobile Video.* Many companies are beginning to offer mobile applications for video allowing consumers to watch video on the go. For example, AT&T offers AT&T mobile TV™ which provides users the ability to watch full length TV shows from ABC, CBS, ESPN and other programmers on their cell phones. Verizon Wireless offers V Cast™ which allows subscribers to watch many of the top TV shows including college football and basketball on their mobile phone for a modest fee. In addition, other mobile applications and services are becoming available. Other cable and satellite distributors are also focused on distributing their content to their customers mobile devices.
- *Small and Rural Telephone Companies.* Other telephone companies are also finding ways to deliver video programming services over their wireline facilities or in a bundle with other MVPD providers. For example, DISH Network has agreements with Embarq, Windstream, TDS, and Frontier to bundle their individual DSL and telephony services with DISH Network's video service.
- *Local Broadcasters.* Most areas of the United States can receive traditional digital television broadcasts of between three and ten channels. These broadcasters are often low to medium power operators with a limited coverage area and provide local, network and syndicated programming typically free of charge. There are over 2,000 TV broadcast stations in the U.S. split among 210 TV markets.

DIRECTV LATIN AMERICA

Through DTVLA, we provide DTH digital television services in Latin America and the Caribbean, which includes Puerto Rico. Under the DIRECTV and SKY brands, we provide a wide selection of digital-quality local and international programming to approximately 3.3 million subscribers in PanAmericana and approximately 2.5 million subscribers in Brazil. Our 41% owned affiliate, Sky Mexico, has more than 3.0 million subscribers in Mexico and certain countries in Central America. Including Sky Mexico, DIRECTV and Sky provide service to 8.9 million subscribers throughout the region.

We own 100% of PanAmericana (which operates principally in South America and the Caribbean, including Puerto Rico), 93% of Sky Brazil (which operates in Brazil), and 41% of Sky Mexico (which operates in Mexico, Central America and the Dominican Republic). Globo Comunicações e Participações S.A., or Globo, owns the other 7% of Sky Brazil and Grupo Televisa, S.A., or Televisa, owns the other 59% of Sky Mexico. The results of PanAmericana and Sky Brazil are consolidated in our results. We account for our 41% interest in Sky Mexico under the equity method of accounting.

Key Strengths

- ***High Quality Digital Picture and Sound.*** Our video and audio programming is 100% digitally delivered, providing subscribers with digital-quality picture and sound, as well as interactive features. We believe that this compares favorably with cable providers in Latin America, which typically continue to broadcast only analog services or a combination of analog and digital services to a large percentage of their subscribers.
- ***Large Subscriber Base and Pan-Regional Scale of Service.*** On a regional basis, we are the largest provider of pay television services in Latin America. We believe that this scale provides us with the opportunity to obtain programming on favorable terms, and contributes to economies of scale in other areas, such as customer service, equipment and technology purchasing and broadcast operations.
- ***Relationship with DIRECTV U.S.*** We believe that our ability to leverage the advanced technologies and best practices developed and followed by DIRECTV U.S. allows us to take advantage of their economies of scale, intellectual property and financial flexibility. PanAmericana, Sky Brazil and Sky Mexico have aligned their set-top box specifications and middleware technologies with DIRECTV US, which allows for the launch of new features and services in advance of competitors in the region.
- ***Leading Brands.*** DIRECTV and SKY continue to position their brands in Latin America as a leader in digital entertainment and the best quality television available. In 2010, this was particularly accentuated by the aggressive positioning of our advanced products, such as DVRs and HD DVRs throughout the territory, which translated into pan-regional penetration rates of approximately 25% of our subscriber base.
- ***Strong Customer Service.*** We believe that we generally have a higher level of customer service than our competitors, which is an important element in minimizing subscriber churn and attracting new customers. In addition, our ability to implement best practices in customer service from across the region, as well as those at DIRECTV U.S., allow us to adapt quickly and efficiently to changes that we face.

Business Strategy

Our strategy is focused on leveraging DTVLA's key strengths in order to differentiate our service from our competitors.

- ***Offer Unique Content.*** We expect that we can leverage our greater scale to offer unique and compelling content to subscribers. For example, in most of the territories in which we operate we were the only provider of television services where subscribers could see all of the 2010 FIFA World Cup™ games, and we were the only operator distributing all of the games in high definition. In some cases, we held exclusive rights to 2010 FIFA World Cup games. Similarly, Sky Brazil, PanAmericana and Sky Mexico have licensed exclusive rights through the 2011-2012 season to the Spanish soccer league, which in most countries is the second most popular soccer league behind the local country leagues.
- ***Increase DVR Penetration.*** A key aspect of our strategy is to use the availability of high quality, reasonably priced DVRs as a cornerstone to distinguish our service from our competitors' services. We believe that our technology and pan-regional scale, as well as our relationship with DIRECTV U.S., can be leveraged to provide DVRs that are more functional and less costly than those of our competitors. In most countries in which we operate, our competitors either do not offer DVRs or make them available on terms that have significantly limited their penetration. As a result of this leadership position, as of the end of 2010, approximately 25% of our subscribers had DVR service.
- ***Establish Leadership Position in High-Definition.*** PanAmericana and Sky Brazil launched HD services in 2008 and mid-2009, respectively. Other than in Brazil, Chile and Puerto Rico, our competitors have limited or no HD offerings and many face significant network capacity constraints that limit their ability to offer HD services on a significant scale. Although we believe that the HD content offerings will be more limited in Latin America than in the United States for the next several years and the uptake of HD services in Latin America will be much slower than in the United States, we expect that our ability to offer high-quality HD services will provide another opportunity for us to differentiate the quality of our services from those of our competitors. As of year-end 2010, Sky Brazil offered its customers 35 HD channels and PanAmericana offered its customers on average 10 HD channels.

- ***Enhance Programming Features.*** We believe that we can differentiate our service from that of our competitors through the use of enhanced features such as interactivity. For example, we first offered interactive services for soccer matches from the 2006 FIFA World Cup and provided similar features for the 2010 FIFA World Cup. We have offered similar interactive services for the U.S. Open™ and Major League Baseball®.
- ***Tailored Offerings.*** Additionally, our strategy includes expanding into the rapidly growing middle class market within the region by tailoring our offers and products accordingly. Typically, these offers and products are similar to our traditional ones except they allow subscribers access to significantly fewer channels and limit the number of set-top boxes a subscriber may have in their home. We believe these offers and products provide affordable access to our service to value-focused subscribers.

Infrastructure

We provide services in PanAmericana and Brazil from leased transponders on two satellites. Sky Mexico provides its services from leased transponders on a separate satellite. In addition, we lease a backup satellite that serves Sky Brazil and Sky Mexico.

Our principal digital broadcast centers are located in the United States and Brazil. We also have several smaller satellite uplink facilities in the region.

We typically have self-contained customer service centers in each of the countries we operate. In addition, we operate two pan-regional centers located in Colombia that provide primary and backup customer service support to most of the PanAmericana region.

Competition

The pay television and other emerging broadband video and data markets in Latin America are highly competitive. In each of our markets, we compete primarily with other providers of pay television, which distribute their programming by satellite, cable, terrestrial microwave systems, traditional over-the-air broadcasting or the Internet. In addition, in certain markets we face significant competition from illegal and informal sector pay television operations. We compete primarily on the basis of programming selection, price, technology and quality.

In most of the markets in which we operate, cable television is our principal competition. Cable operators typically offer analog services for lower monthly fees and with lower upfront installation and connection fees than we do. In addition, the cable operators with which we compete are in various stages of upgrading their networks in order to provide broadband and telephony services, and in some markets the major cable operators are competing with us based principally on their offer of a "triple play" bundle of video, broadband and telephony services. In most cases, they discount the value of their programming services in order to sell broadband and telephony services, which can adversely affect the attractiveness of our offers to subscribers.

In addition to competition from cable services, we face increasing competition from other providers of DTH services. Telefonica, the Spanish telephone company, provides DTH services in Peru, Chile, Brazil, Colombia and Venezuela. Telmex provides DTH service in Chile and Peru, and in 2009 it launched services in Brazil through its affiliate, Embratel. Oi, the second fixed line incumbent in Brazil (in addition to Telefonica), launched a DTH service in 2009. Also, in Mexico a joint venture of EchoStar Corp. and MVS Comunicaciones launched a new DTH service in 2009, with substantial commercial support and cooperation from Telmex, which, due to regulatory restrictions, is not currently permitted to provide its own video services in Mexico. These competitors have significant resources and have proven their ability to grow their businesses rapidly. They typically seek to focus on offering lower-cost, limited services packages in support of their telephony and broadband offerings, which can increase our churn and put pressure on our margins. Also, the existence of multiple DTH operators in a single market dilutes our ability to market our DTH service as an alternative to cable, traditionally our principal competition.

In a number of markets, existing wireline telephony operators have announced their intention to upgrade their infrastructure in order to provide new and enhanced services, including video programming. These and other companies have announced plans to build wireless broadband networks that will also be capable of delivering broadband, telephony and video services. However, to date only a very small number of such upgrades and build outs have been actively pursued on other than a test basis.

ACQUISITIONS, STRATEGIC ALLIANCES AND DIVESTITURES

We review our competitive position on an ongoing basis and, from time to time, consider various acquisitions, strategic alliances and divestitures, including potential wireless broadband investments or alliances, in order to continue to compete effectively, improve our financial results, grow our business and allocate our resources efficiently. We also consider periodically making equity investments in companies with which we can jointly provide services to our subscribers.

For a further discussion of our mergers and acquisitions, see Part II, Item 8, Note 3 of the Notes to the Consolidated Financial Statements of this Annual Report.

GOVERNMENT REGULATION

We are subject to government regulation in the United States, primarily by the FCC, and similar regulatory agencies in Latin America and, to a certain extent, by the legislative branches, other federal agencies, and state and local authorities in the countries where we operate. We are also subject to the rules and procedures of the International Telecommunications Union, or ITU, a specialized agency of the United Nations within which governments and the private sector coordinate global telecommunications networks and services. Depending upon the circumstances, noncompliance with legislation or regulations promulgated by these entities could result in the suspension or revocation of our licenses or registrations, the termination or loss of contracts or the imposition of contractual damages, civil fines or criminal penalties.

This section sets forth a summary of regulatory issues pertaining to our operations in the United States and is not intended to describe all present and proposed government regulation and legislation affecting the MVPD industry or our business.

FCC Regulation Under the Communications Act and Related Acts. The Communications Act and other related acts give the FCC broad authority to regulate the operations of our company.

The ownership and operation of our DBS/DTH system is regulated by the FCC primarily for:

- the licensing of DBS and DTH satellites, earth stations and ancillary authorizations;
- the assignment of frequencies and orbital slots, the relocation of satellites to different orbital locations or the replacement of an existing satellite with a new satellite;
- compliance with the terms and conditions of assignments and authorizations, including required timetables for construction and operation of satellites;
- avoidance of interference by and to DBS/DTH operations with operations of other entities that make use of the radio spectrum; and
- compliance with the Communications Act and FCC rules governing U.S.-licensed DBS and DTH systems.

The FCC grants authorizations to satellite operators that meet its legal, technical and financial qualification requirements. The FCC conditions such authorizations on satisfaction of ongoing due diligence, construction, reporting and related obligations.

All of our satellites and earth stations are or have been licensed by the FCC. Currently, two of our satellites are licensed by the government of Canada. While the FCC generally issues DTH space station licenses for a fifteen-year term, DBS space station and earth station licenses are generally issued for a ten-year term, which is less than the useful life of a healthy direct broadcast satellite. Upon expiration of the initial license term, the FCC has the option to renew a satellite operator's license or authorize an operator to operate for a period of time on special temporary authority, or decline to renew the license. If the FCC declines to renew the operator's license, the operator is required to cease operations and the frequencies it was previously authorized to use would revert to the FCC.

Currently, we have several applications pending before the FCC, including applications to launch and operate future satellites to support DIRECTV's services. In general, the FCC's approval of these applications is required for us to continue to expand our range of service offerings while increasing the robustness of our satellite fleet. We may not obtain these approvals in a timely fashion or at all.

As a DBS/DTH licensee and operator we are subject to a variety of Communications Act requirements, FCC regulations and copyright laws that could materially affect our business. They include the following:

- ***Local-into-Local Service and Limitation on Retransmission of Distant Broadcast Television Signals.*** The Satellite Home Viewer Act ("SHVA," which in this document includes progeny legislation (including the Satellite Home Viewer Improvement Act of 1999, or SHVIA; the Satellite Home Viewer Extension and Reauthorization Act of 2004, or SHVERA; and the Satellite Television Extension and Localism Act of 2010, or STELA) allows satellite carriers to retransmit the signals of local broadcast television stations in the stations' local markets without obtaining authorization from the holders of copyrights in the individual programs carried by those stations. Another portion of SHVA also permits satellite retransmission of distant network stations (those that originate outside of a satellite subscriber's local television market) only to "unserved households." A subscriber qualifies as an "unserved household" if he or she cannot receive, over the air, a signal of sufficient intensity from a local station affiliated with the same network, or falls into one of a few other very limited exceptions. SHVA also prohibits satellite carriers from signing up a new subscriber to distant analog or digital signals if that subscriber lives in a local market where the satellite carrier makes available the same-network local signal. SHVA imposes a number of notice and reporting requirements, and also permits satellite retransmission of distant stations in neighboring markets where they are determined by the FCC to be "significantly viewed." In implementing SHVA, the FCC has required satellite carriers to delete certain programming, including sports programming, from the signals of certain distant stations. In addition, the FCC's continuing interpretation, implementation and enforcement of other provisions of this legislation as well as judicial decisions interpreting and enforcing these laws, could hamper our ability to retransmit local and distant network and superstation signals, reduce the number of our existing or future subscribers that can qualify for receipt of these signals, impose costs on us in connection with the process of complying with the rules, or subject us to fines, monetary damages or injunctions. Also, the FCC's sports blackout requirements, which apply to all distant network signals, may require costly upgrades to our system. The distant signal provisions of SHVA are now set to expire in 2014. Congress may decline to renew those provisions, which could severely restrict our ability to retransmit distant signals. Congress could also adopt amendments to SHVA with respect to local or distant signals, including limiting the provision of distant signals.

- ***Must Carry Requirement.*** SHVA also imposes a must carry obligation on satellite carriers. This must carry obligation requires satellite carriers that choose to take advantage of the statutory copyright license in a local market to carry upon request the signals of all qualifying television broadcast stations within that local market, subject to certain limited exceptions. The FCC has implemented SHVA's must carry requirement and adopted further detailed must carry rules covering our carriage of both commercial and non-commercial broadcast television stations. These rules generally require us to carry all of the local broadcast stations requesting carriage in a timely and appropriate manner in markets in which we choose to retransmit the signals of local broadcast stations. We have limited capacity, and the projected number of markets in which we can deliver local broadcast programming will continue to be constrained because of the must carry requirement and may be reduced depending on the FCC's interpretation of its rules in pending and future rulemaking and complaint proceedings, as well as judicial decisions interpreting must carry requirements. For example, the FCC issued an order requiring mandatory carriage of high-definition digital signals in an increasing number of markets each year, requiring so-called "HD carry-one, carry-all" in all local markets served by 2013. We may not be able to comply with these must carry rules, or compliance may mean that we will be required to use capacity that could otherwise be used for new or additional local or national programming services. Moreover, Congress may amend the must carry rules at any time.

- ***Retransmission Consent.*** For those local television broadcast stations that do not elect must carry, SHVA also requires DIRECTV to obtain consent prior to retransmitting their signals to viewers. Television broadcast stations may withhold this consent (subject to a requirement to negotiate for carriage in good faith), and other provisions of SHVA prevent DIRECTV from providing duplicate out-of-market programming in many instances. Thus, where network affiliated television stations withhold consent, DIRECTV subscribers may lose access to popular network programming until such consent is restored.

- ***Public Interest Requirement.*** Under a requirement of the Communications Act, the FCC has imposed certain public interest obligations on DBS operators, including a requirement that such providers set aside four percent of channel capacity exclusively for noncommercial programming of an educational or informational nature, for which we must charge programmers below-market rates and for which we may not impose additional charges on subscribers. FCC rules also require us to comply with a number of political broadcasting requirements to which broadcasters are subject under the

Communications Act, as well as limits on the commercialization of children's programming applicable to cable operators. We believe that we are in compliance with all of these requirements, but some of them require our interpretations, which we believe are reasonable and consistent with industry practice. However, if we are challenged, the FCC may not agree with our interpretations. In addition, the FCC could, in the future, attempt to impose additional public interest or content requirements on us, for example, by seeking to impose rules on indecent programming.

- ***Emergency Alert System.*** The Emergency Alert System, or EAS, requires participants to interrupt programming during nationally declared emergencies and to pass through emergency related information. The FCC has adopted rules that require satellite carriers to participate in the "national" portion of EAS. It is also considering whether to mandate that satellite carriers also interrupt programming for local emergencies and weather events. We believe that any such requirement would be very difficult to implement, would require costly changes to our DBS/DTH system, and, depending on how it is implemented, could inconvenience or confuse our viewers. The FCC is also considering whether to require that EAS alerts be provided in multiple languages or via text messages, which could also prove difficult and costly to implement depending upon the nature of any such requirement adopted.

- ***Spectrum Allocation and License Assignment Rules.*** We depend upon the FCC's allocation of sufficient DBS frequencies and assignment of DBS licenses in order to operate our business. DBS frequencies and available DBS orbital locations capable of supporting our business have become increasingly scarce. While we have obtained additional DTH service capacity and continue to explore new sources of DBS/DTH capacity, there can be no assurance that we will obtain further capacity. In addition, the FCC had adopted a system of competitive bidding to assign licenses for additional DBS frequencies. On June 21, 2005, the United States Court of Appeals for the D.C. Circuit held that such an auction process was not authorized by statute. The FCC subsequently voided the previous auction and implemented a freeze on applications for authority to provide DBS service in the United States using new frequencies or new orbital locations not assigned to the United States in the ITU Region 2 Broadcasting Satellite Service, or BSS, Plan. On August 18, 2006, the FCC began a proceeding to identify a new system for assigning DBS authorizations. There can be no assurance that we will be able to obtain additional DBS capacity under whatever system the FCC implements in the future.

  In 2007, the FCC adopted new service and licensing rules for the BSS in the 17.3-17.8 GHz and 24.75-25.25 GHz bands, or 17/24 GHz BSS. This spectrum, also known as the "reverse band" (in that transmissions from these satellites to consumers would occur in spectrum currently used for uplinking programming to traditional DBS satellites), could provide a new source of additional DTH capacity. DIRECTV currently holds authorizations for satellites in this band at three orbital locations. However, foreign operators who may have international priority have indicated an interest in using slots that may conflict with some or all of these licenses. One foreign licensed operator, Spectrum Five LLC, has filed a petition seeking reconsideration of one of DIRECTV's licenses at an orbital location where Spectrum Five also proposes to operate, and that petition remains pending.

- ***Rules Governing Co-Existence With Other Satellite and Terrestrial Services and Service Providers in the MVPD Industry.*** The FCC has adopted rules to allow non-geostationary orbit fixed satellite services to operate on a co-primary basis in the same frequency band as the one used by direct broadcast satellite and Ku-Band-based fixed satellite services. In the same proceeding, the FCC concluded that multi-channel video and data distribution services, or MVDDS, can share spectrum with DBS operators on a non-interference basis, and adopted rules and a method for assigning licenses in that service, as well. While the FCC has established service and technical rules to govern the non-geostationary orbit and MVDDS services to protect DBS operations from harmful interference, these rules may not be sufficient to prevent such interference, and the introduction of such services into spectrum used by us for DBS service may have a material adverse impact on our operations. In addition, one MVDDS operator recently received a conditional waiver of the applicable rules so that it could operate its system in Albuquerque, New Mexico at substantially higher power levels, which may have a material adverse impact on our operations in that market. Although we have opposed that waiver request, there can be no assurance that the FCC will deny it.

  On August 18, 2006, the FCC released a notice of proposed rulemaking regarding the possible operation of "tweener" or "short spaced" satellites—

satellites that would operate in the same DBS uplink and downlink frequency bands as us, from orbital positions located in between those now assigned to the DBS service. This rulemaking follows applications by SES and Spectrum Five LLC to operate tweener satellites. Under rules that the FCC is considering, a provider could, by complying with certain technical restrictions, operate a satellite in between two orbital locations where we have already positioned our satellites without completing coordination of its operations with us and without demonstrating that such operations would not "affect" us as that term is defined by the ITU. We have opposed this proposal, and believe that tweener satellites as proposed by applicants would cause interference to our current and planned operations and impose a significant constraint on the further growth of our DIRECTV U.S. DBS service. We cannot predict what if any action the FCC may take or the effect of such a proceeding on our business.

On November 29, 2006, despite the pendency of the tweener satellite rulemaking and over our opposition, the FCC's International Bureau granted Spectrum Five's application to operate a tweener satellite at the 114.5° WL orbital location, only 4.5° away from our DBS satellites operating at the 110° WL and 119° WL orbital locations. While the Bureau limited Spectrum Five's operations to levels below those at which the ITU deems one DBS system to "affect" another in the absence of agreement from all affected DBS operators (including us), the Bureau's grant of Spectrum Five's application prior to coordination could ultimately permit Spectrum Five to operate at levels that would cause interference to our operations. On February 1, 2008, the full FCC denied reconsideration of the International Bureau's order, but clarified that, if Spectrum Five is unable to coordinate its tweener satellite, it must file for a modification of its authorization and demonstrate that its proposed operational parameters would not exceed the ITU trigger for coordination. To date, Spectrum Five has neither engaged in negotiations to coordinate its tweener system nor filed for modification of its authorization as directed by the FCC. Instead, it recently sought extension of the November 29, 2010 deadline for completion of its first satellite.

The FCC has also adopted rules that require satellite operators to take certain measures to mitigate the dangers of collision and orbital debris. Among other things, these rules impose certain requirements for satellite design and end-of-life disposal maneuvers for all satellites launched after March 18, 2002, which apply to eight of our in-orbit satellites. We believe that we are in compliance with all of these requirements and expect that we will continue to be able to comply with them going forward, but the requirements for end-of-life disposal could result in a slight reduction in the operational life of each new satellite.

- ***Geographic Service Rules.*** The FCC requires DBS licensees to comply with certain geographic service obligations intended to foster the provision of DBS service to subscribers residing in the states of Alaska and Hawaii. We believe that we are in compliance with these rules although, in the past, some have argued otherwise to the FCC. The FCC has not acted on petitions filed several years ago by the State of Hawaii and an Alaska satellite television dealer. We cannot be sure that the FCC will agree with our view that we are in compliance with the agency's geographic services rules, or that the FCC will not require us to make potentially cumbersome and costly changes to our offerings. The FCC has also adopted similar rules for the 17/24 GHz BSS service.

- ***FCC Conditions Imposed In Connection With the Liberty and News Corporation Transactions.*** In approving Liberty's 2008 acquisition of News Corporation's equity investment in us, the FCC imposed a number of regulatory conditions on us and Liberty, some of which directly or indirectly affected our business. In granting authority for subsequent transactions in 2009 and 2010, the FCC conditioned its approval on continued compliance with those conditions. Accordingly, the FCC has imposed on us program carriage conditions intended to prevent discrimination against all forms of unaffiliated programming; and certain program access conditions intended to ensure non-discriminatory access to much of the programming carried on the DIRECTV service. In particular, we may be required to submit to "baseball style" arbitration if we cannot arrive at terms for carriage of our regional sports network programming with an MVPD. We cannot predict what effect our compliance with or the FCC's enforcement of these conditions will have on our business.

- ***Potential Regulation of Set-Top Boxes.*** Cable operators are subject to a wide variety of regulation of their set-top boxes, including a prohibition on so-called "integrated" security and non-security functions. The FCC has exempted DTH satellite operators from such rules, but has been urged to eliminate that exemption. Were it to do so, DIRECTV may be required to redesign its set-top boxes and, conceivably, replace existing boxes on a schedule not of its own devising. The FCC is also considering a new regime under which all multichannel video providers, including DIRECTV, would be required to offer so-called "All Vid interfaces" instead of its existing set-top box arrangements. Such interfaces would be designed according to government specifications to deliver DIRECTV's programming stream and related data for manipulation by third-party electronic equipment. DIRECTV believes such a requirement would significantly hinder its ability to offer new and innovative services, and could complicate its customer service efforts.

International Telecommunications Union Rules. We are required by international rules to coordinate the use of the frequencies on our satellites with other satellite operators who may interfere with us or who may suffer interference from our operations.

Other Legal and Regulatory Requirements. DBS/DTH providers are subject to other federal and state regulatory requirements, such as Federal Trade Commission, FCC and state telemarketing and advertising rules, and subscriber privacy rules similar to those governing other MVPDs. We have agreed with the Federal Trade Commission to (1) review and monitor compliance with telemarketing laws by any companies we authorize to do telemarketing as well as by independent retailers, (2) investigate and respond to complaints about alleged improper telemarketing and (3) terminate our relationship with marketers or retailers found in violation. Similarly, we have agreed with certain state attorneys general to comply with advertising disclosure requirements and monitor compliance by independent retailers.

In addition, although Congress has granted the FCC exclusive jurisdiction over the provision of DTH satellite services, aspects of DBS/DTH service remain regulated at the state and local level. For example, the FCC has promulgated rules prohibiting restrictions by local government agencies, such as zoning commissions and private organizations, such as homeowners associations, on the placement of DBS receiving antennas. Local governments and homeowners associations, however, may continue to regulate the placement of such antennas if necessary to accomplish a clearly defined public safety objective or to preserve a recognized historic district, and may also apply to the FCC for a waiver of FCC rules if there are other local concerns of a special or unusual nature. In addition, a number of state and local governments have attempted to impose consumer protection, customer service and other types of regulation on DBS operators. Also, while Congress has prohibited local taxation of the provision of DBS service, taxation at the state level is permissible, and many states have imposed such taxes, and additional states have attempted to do so recently. Incident to conducting a consumer directed business, we occasionally receive inquiries or complaints from authorities such as state attorneys general and state consumer protection offices. These matters are generally resolved in the ordinary course of business, and DIRECTV recently agreed to implement a restitution program for consumers who send eligible complaints related to consumer protection practices.

In Latin America, DTVLA and its subsidiaries are subject to laws and regulations in each country in which they operate that govern many of the same aspects of our operations as in the United States, such as landing rights for satellites; spectrum, earth station and other licenses; must carry and other requirements with respect to the channels we carry; and regulations governing telemarketing and customer service. Regulatory regimes in Latin America are generally less developed than in the United States, and the application of existing laws and regulations to DBS providers is at times uncertain. In addition, there are certain areas where regulations in Latin America are stricter than in the United States, such as regarding labor and consumer protection laws. Foreign exchange laws in some countries can have a material impact on our ability to repatriate funds to the United States. Also, several countries such as Venezuela, Argentina and Brazil have passed or proposed laws imposing certain "national" content requirements, advertising limitations and other requirements on the content we distribute which could, depending on the substance of the requirements and how they are applied, have a material impact on our subsidiaries operating in those countries.

INTELLECTUAL PROPERTY

All DIRECTV companies maintain active programs for identifying and protecting our important intellectual property. With the exception of certain patents and trademarks held by certain subsidiaries of DIRECTV Group and various intellectual property licensed from third parties, DIRECTV Group owns all of our intellectual property for the benefit of our company and subsidiaries.

We believe that our growing portfolio of pending and issued patents are important assets. We presently hold over 2,000 issued patents worldwide relating to our past and present businesses, including over 500 patents developed by, or otherwise relating to, the businesses of DIRECTV U.S. We hold a worldwide portfolio of over 1,150 trademarks related to the DIRECTV brand, the Cyclone Design and DIRECTV products and services. In particular, DIRECTV U.S. holds trademark registrations relating to its business, including registrations of the primary "DIRECTV" and the DIRECTV Cyclone Design trademarks. In many instances, these trademarks are licensed royalty-free to third parties for use in support of the DIRECTV U.S. business. We actively protect our important patents, trademarks and other intellectual property rights against unauthorized or improper use by third parties.

ENVIRONMENTAL REGULATION

We are subject to the requirements of federal, state, local and foreign environmental laws and regulations. These include laws regulating air emissions, water discharge and universal and hazardous waste management activities. We have an environmental management function designed to track, facilitate and support our compliance with these requirements and attempt to maintain compliance with all such requirements. We have made and will continue to make, as necessary, capital and other expenditures to comply with environmental requirements. We do not, however, expect capital or other expenditures for environmental compliance to be material in 2011. In addition, we periodically review environmental stewardship concepts (such as green initiatives and energy conservation strategies) and implement these whenever feasible. Environmental requirements are complex, change frequently and have become more stringent over time. Accordingly, we cannot provide assurance that these requirements will not change or become more stringent in the future in a manner that could have a material adverse effect on our business.

We are also subject to environmental laws requiring the investigation and cleanup of environmental contamination at facilities we formerly owned or operated or currently own or operate or to which we sent hazardous wastes, including specified universal wastes, for treatment, service, disposal or recycling. We are aware of contamination at one of our former sites. We are in the process of complying with the requirements stipulated by the government agency overseeing the site cleanup and have allocated the funds to achieve the decontamination goals.

SEGMENT REPORTING DATA

Operating segment and principal geographic area data for 2010, 2009 and 2008 are summarized in Note 18 of the Notes to the Consolidated Financial Statements in Item 8, Part II of this Annual Report, which we incorporate herein by reference.

EMPLOYEES

As of December 31, 2010, DIRECTV U.S. had approximately 16,000 full-time and 300 part-time employees, DIRECTV Latin America had approximately 7,000 full-time and 1,600 part-time employees and Sports Networks and Other had approximately 200 full-time employees.

ACCESS TO COMPANY REPORTS

Our website address is www.directv.com. Our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to those reports filed or furnished, if any, pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 are available free of charge through our website as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. We are not incorporating by reference in this Annual Report on Form 10-K any information on our website.

In addition, our DIRECTV U.S. subsidiary, DIRECTV Holdings LLC, is a separate registrant with the SEC. You can access DIRECTV Holdings LLC's Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to those reports filed or furnished, if any, pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 free of charge through our website at www.directv.com as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC.

***

DIRECTV, DIRECTV Cinema and the DIRECTV Cyclone Design are trademarks of The DIRECTV Group, Inc. and/or its related entities. Other trademarks, service marks and trade names appearing in this Annual Report are the property of their respective holders.

ITEM 1A. RISK FACTORS

You should carefully consider the following risk factors. The risks described below are not the only ones facing our company. Additional risks not presently known to us or that we currently deem immaterial may also impair our business, financial conditions or results of operations.

Our business, financial condition or results of operations could be materially and adversely affected by the following:

We compete with other MVPDs, some of whom have greater resources than we do and levels of competition are increasing.

We compete in the MVPD industry against cable television, telcos and wireless companies and other land-based and satellite-based system operators with service offerings including video, audio and interactive programming, data and other entertainment services and telephony service. Some of these competitors have greater financial, marketing and other resources than we do.

Some cable television operators have large, established customer bases and many cable operators have significant investments in, and access to, programming. According to the National Cable & Telecommunications Association's 2008 Industry Overview, 96% of the 128.6 million U.S. housing units are passed by cable. Of the 128.6 million U.S. housing units, approximately 97.6 million subscribe to an MVPD service and approximately 62% of MVPD subscribers receive their programming from a cable operator. Cable television operators have advantages relative to us, including or as a result of:

- being the incumbent MVPD operator with an established subscriber base in the territories in which we compete;
- bundling their video service with efficient two-way high-speed Internet access or telephone service on upgraded cable systems;
- having the ability to provide certain local and other programming, including HD programming, in geographic areas where we do not currently provide local or local HD programming; and
- having legacy arrangements for exclusivity in certain multiple dwelling units and planned communities.

In addition, cable television operators have grown their subscriber bases through mergers and acquisitions. Moreover, mergers, joint ventures and alliances among franchise, wireless or private cable television operators, telcos, broadband service providers and others may result in providers capable of offering bundled television, data and telecommunications services in competition with our services.

We do not currently offer local channel coverage to markets covering approximately three percent of U.S. television households, which places us at a competitive disadvantage in those markets. We also have been unable to secure certain international programming, due to exclusive arrangements of programming providers with certain competitors, which has constrained our ability to compete for subscribers who wish to obtain such programming. And as discussed below, certain cable-affiliated programmers have withheld their programming from us in certain markets, which has further constrained our ability to compete for subscribers in those markets.

In the United States, various telcos and broadband service providers have deployed fiber optic lines directly to customers' homes or neighborhoods to deliver video services, which compete with the DIRECTV service. It is uncertain whether we will be able to increase our satellite capacity, offer a significant level of new services in existing markets in which we compete or expand to additional markets as may be necessary to compete effectively. Some of these various telcos and broadband service providers also sell the DIRECTV service as part of a bundle with their voice and data services. A new broadly-deployed network with the capability of providing video, voice and data services could present a significant competitive challenge and, in the case of the telcos currently selling the DIRECTV service, could result in such companies focusing less effort and resources selling the DIRECTV service or declining to sell it at all. We may be unable to develop other distribution methods to make up for lost sales through the telcos.

As a result of these and other factors, we may not be able to continue to expand our subscriber base or compete effectively against cable television or other MVPD operators in the future.

Emerging digital media competition could materially adversely affect us.

Our business is focused on television, and we face emerging competition from other providers of digital media, some of which have greater financial, marketing and other resources than we do. In particular, programming offered over the Internet has become more prevalent as the speed and quality of broadband networks have improved. OVDs and providers such as Hulu, Roku, Netflix, Apple TV, Amazon and Google TV are aggressively working to establish themselves as an alternative provider of video services. Such services and the growing availability of online content, coupled with an expanding market for connected devices and internet-connected televisions, poses a potential competitive challenge to traditional MVPDs, as a number of consumers may decide to drop their traditional MVPD subscription package.

Significant changes in consumer behavior with regard to the means by which they obtain video entertainment and information in response to this emerging digital media competition could materially adversely affect our revenues and earnings or otherwise disrupt our business.

We depend on others to produce programming and programming costs are increasing.

Almost all of our programming is provided by unaffiliated third parties. Typically our programming agreements are multiple-year agreements and contain annual price increases. When negotiating to acquire rights to new programming, or for renewal of expiring contracts, programming suppliers have historically increased the rates they charge us for programming, increasing our costs. Often these increases are greater than the rate of inflation for the same period. We expect this practice to continue and the negotiations over such increases to become more difficult and potentially disruptive. Increases in programming costs, including retransmission costs for broadcast programming, could cause us to increase the rates that we charge our subscribers, which could in turn, especially in a difficult economic environment, cause subscribers to terminate their subscriptions or potential new subscribers to refrain from subscribing to our service. Furthermore, due to the economy and other factors, we may be unable to pass programming cost increases on to our subscribers. Alternatively, in order to attempt to mitigate the effect of proposed programming price increases, we may refuse to carry certain channels, which could adversely affect subscriber growth or result in higher churn.

In addition, a limited number of cable-affiliated programmers have in the past denied us access to their programming. Our ability to compete successfully will depend on our ability to continue to obtain desirable programming and deliver it to our subscribers at competitive prices. We may not be able to renew these agreements on favorable terms, or at all, or these agreements may be canceled prior to expiration of their original terms. If we are unable to renew any of these agreements or the other parties cancel the agreements, we may not be able to obtain substitute programming, or if we are able to obtain such substitute programming, it may not be comparable in quality or cost to our existing programming.

If we are unable to obtain rights to programming or are unable to pass additional costs on to subscribers, the potential loss of subscribers and the need to absorb some or all of the additional costs could have a material adverse effect on our earnings or cash flow.

A National Football League strike or lockout in 2011 could materially adversely affect our cash flows.

DIRECTV U.S. has a contract with the National Football League for the exclusive rights to distribute the NFL Sunday Ticket Package to DIRECTV U.S. subscribers. The NFL's collective bargaining agreement with its players expires before the beginning of the 2011-2012 NFL season. If there is a players' strike or an owners' lockout and no games are played or a reduced schedule is played, DIRECTV U.S. would still be obligated to make certain contractual payments to the NFL for such season. DIRECTV U.S. subscriber revenues would decrease if NFL games are not played or a full season is lost and cash flows from operating activities would decrease from lower revenues as well as our continuing obligation to make certain contractual payments to the NFL. DIRECTV U.S. will be able to partially offset these payments through provisions such as credits in the following year, reimbursements for games not played and its rights to an extra season if the entire season is cancelled, but in the near term a strike or lockout could have a material adverse effect on our cash flows from operating activities primarily due to payments we may have to make to the NFL, including minimum contractual obligations, an optional advance payment that may be requested by the NFL and the loss of subscriber revenue, as well as possibly resulting in reduced subscriber additions and higher churn.

Increased subscriber churn or subscriber upgrade and retention costs could materially adversely affect our financial performance.

Turnover of subscribers in the form of subscriber service cancellations, or churn, has a significant financial impact on the results of operations of any subscription television provider, including us, as does the cost of upgrading and retaining subscribers. Any increase in our upgrade and retention costs for our existing subscribers or increased retransmission fees paid to broadcasters may adversely affect our financial performance or cause us to increase our subscription rates, which could increase churn. Churn may also increase due to factors beyond our control, including churn by subscribers who are unable to pay their monthly subscription fees, a slowing economy, significant signal theft, consumer fraud, a maturing subscriber base and competitive offers. Any of the risks described in this Annual Report that could potentially have a material adverse impact on our cost or service quality or that could result in higher prices for our subscribers could also, in turn, cause an increase in churn and consequently have a material adverse effect on our earnings and financial performance.

Our subscriber acquisition costs could materially increase.

We incur costs relating to subscribers acquired by us and subscribers acquired through third parties. These costs are known as subscriber acquisition costs. For instance, we provide installation incentives to our retailers to enable them to offer standard professional installation as part of the subscriber's purchase or lease of a DIRECTV System. In addition, we pay commissions to retailers for their efforts in offering a DIRECTV System at a lower cost to consumers. Our subscriber acquisition costs may materially increase to the extent we offer more costly advanced equipment or services, including connecting our receivers to the customers' broadband service, continue or expand current sales promotion activities or introduce other more aggressive promotions, or due to increased competition. Any material increase in subscriber acquisition costs from current levels would negatively impact our earnings and could materially adversely affect our financial performance.

Results are impacted by the effect of, and changes in, United States economic conditions and weakening economic conditions may reduce subscriber spending and our rate of growth of subscriber additions and may increase subscriber churn.

Our business may be affected by factors in the United States that are beyond our control, such as downturns in economic activity, or in the MVPD industry. Factors such as interest rates and the health of the housing market may impact our business. A substantial portion of our revenues comes from residential customers whose spending patterns may be affected by prevailing economic conditions. Our market share in multiple dwelling units such as apartment buildings is lower than that of many of our competitors. If unemployment and foreclosures of single family residences increase, our earnings and financial performance could be negatively affected more than those of our competitors. In addition, if our customers seek alternative means to obtain video entertainment, they may choose to purchase fewer services from us. Due to the economic and competitive environment, we may need to spend more, or we may provide greater discounts or credits, to acquire and retain customers who in turn spend less on our services. If our ARPU decreases or does not increase commensurate with increases in programming or other costs, our margins could become compressed and the long term value of a customer would then decrease. The weak economy may affect our net subscriber additions and reduce subscriber spending and, if these economic conditions continue or deteriorate further, our subscriber growth could decline and our churn rate could increase which would have a material adverse effect on our earnings and financial performance.

DTVLA is subject to various additional risks associated with doing business internationally, which include political instability, economic instability, and foreign currency exchange rate volatility.

All of DTVLA's operating companies are located outside the continental United States. DTVLA operates and has subscribers located throughout Latin America and the Caribbean, which makes it vulnerable to risks of conducting business in foreign markets, including:

- difficulties and costs associated with complying with a wide variety of complex laws, treaties and regulations;
- unexpected changes in political or regulatory environments;
- earnings and cash flows that may be subject to tax withholding requirements or the imposition of tariffs, exchange controls or other restrictions;
- difficulties and costs associated with the repatriation of cash from foreign countries to the United States;
- political and economic instability;
- import and export restrictions and other trade barriers;
- difficulties in maintaining overseas subsidiaries and international operations;
- difficulties in obtaining approval for significant transactions;
- government takeover or nationalization of business; and

- government mandated price controls.

In the past, the countries that constitute some of DTVLA's largest markets, including Brazil, Argentina, Colombia and Venezuela have experienced economic crises, caused by external and internal factors, and characterized by exchange rate instability, high inflation, high domestic interest rates, economic contraction, a reduction or cessation of international capital flows, a reduction of liquidity in the banking sector and high unemployment. These economic conditions have often been related to political instability, including political violence. If these economic conditions recur, they could substantially reduce the purchasing power of the population in our markets, including the middle-markets which we are targeting, and materially adversely affect our business.

Because DTVLA offers premium pay television programming, its business may be particularly vulnerable to economic downturns. DTVLA has experienced, and may in the future experience, decreases or instability in consumer demand for its programming, as well as subscriber credit problems. DTVLA's inability to adjust its business and operations to adequately address these issues could materially adversely affect its revenues and ability to sustain profitable operations.

Our ability to keep pace with technological developments is uncertain.

In the video industry, changes occur rapidly as new technologies are developed, which could cause our services and products that deliver our services to become obsolete. We may not be able to keep pace with technological developments. If the new technologies on which we intend to focus our investments fail to achieve acceptance in the marketplace or our technology does not work and requires significant cost to replace or fix, we could suffer a material adverse effect on our future competitive position, which could cause a reduction in our revenues and earnings. For example, our competitors could be the first to obtain proprietary technologies that are perceived by the market as being superior. Further, after incurring substantial costs, one or more of the technologies under development by us or any of our strategic partners could become obsolete prior to its introduction.

In addition, technological innovation depends, to a significant extent, on the work of technically skilled employees. Competition for the services of these employees has been vigorous. We cannot assure you that we will be able to continue to attract and retain these employees.

To access technologies and provide products that are necessary for us to remain competitive, particularly in the area of broadband services, we may make future acquisitions and investments and may enter into strategic partnerships with other companies. Such investments may require a commitment of significant capital and human and other resources. The value of such acquisitions, investments and partnerships and the technology accessed may be highly speculative. Arrangements with third parties can lead to contractual and other disputes and dependence on the development and delivery of necessary technology on third parties that we may not be able to control or influence. These relationships may commit us to technologies that are rendered obsolete by other developments or preclude the pursuit of other technologies which may prove to be superior.

Our business relies on intellectual property, some of which is owned by third parties, and we may inadvertently infringe patents and proprietary rights of others.

Many entities, including some of our competitors, have or may in the future obtain patents and other intellectual property rights that cover or affect products or services related to those that we currently offer or may offer in the future. In general, if a court determines that one or more of our services or the products used to transmit or receive our services infringes on intellectual property owned by others, we and the applicable manufacturers or vendors may be required to cease developing or marketing those services and products, to obtain licenses from the owners of the intellectual property or to redesign those services and products in such a way as to avoid infringing the intellectual property rights. If a third party holds intellectual property rights, it may not allow us or the applicable manufacturers to use its intellectual property at any price, which could materially adversely affect our competitive position.

We may not be aware of all intellectual property rights that our services or the products used to transmit or receive our services may potentially infringe. In addition, patent applications in the United States are generally confidential until the Patent and Trademark Office issues a patent. Therefore, we cannot evaluate the extent to which our services or the products used to transmit or receive our services may infringe claims contained in pending patent applications. Further, without lengthy litigation, it is often not possible to determine definitively whether a claim of infringement is valid.

We cannot estimate the extent to which we may be required in the future to obtain intellectual property licenses or the availability and cost of any such licenses. Those costs, and their impact on our earnings, could be material. Damages in patent infringement cases may also include treble damages in certain circumstances. To the extent that we are required to pay royalties to third parties to whom we are not currently making payments, these increased costs of doing business could materially adversely affect our operating results. We are currently being sued in patent infringement actions related to use of technologies in our DTH business. There can be no assurance that the courts will conclude that our services or the products used to transmit or receive our services do not infringe on the rights of third parties, that we or the manufacturers would be able to obtain licenses from these persons on commercially reasonable terms or, if we were unable to obtain such licenses, that we or the manufacturers would be able to redesign our services or the products used to transmit or receive our services to avoid infringement. The final disposition of these claims is not expected to have a material adverse effect on our consolidated financial position, but could possibly be material to our consolidated results of operations for any one period. Further, no assurance can be given that any adverse outcome would not be material to our consolidated financial position. See "Legal Proceedings—Intellectual Property Litigation" in Part I, Item 3 which is incorporated by reference herein.

We rely on key personnel.

We believe that our future success will depend to a significant extent upon the performance of certain of our key executives. The loss of certain of our key executives could have a material adverse effect on our business, financial condition and results of operations.

Construction or launch delays on satellites could materially adversely affect our revenues and earnings.

A key component of our business strategy is our ability to expand our offering of new programming and services, including increased local and HD programming. In order to accomplish this goal, we need to construct and launch new satellites. The construction and launch of satellites are often subject to delays, including satellite and launch vehicle construction delays, periodic unavailability of reliable launch opportunities due to competition for launch slots, weather and also due to general delays that result when a launch provider experiences a launch failure, and delays in obtaining regulatory approvals. A significant delay in the future delivery of any satellite would materially adversely affect the use of the satellite and thus could materially adversely affect our anticipated revenues and earnings. If satellite construction schedules are not met, there can be no assurance that a launch opportunity will be available at the time a satellite is ready to be launched. Certain delays in satellite construction could also jeopardize a satellite authorization that is conditioned on timely construction and launch of the satellite.

Our satellites are subject to significant launch and operational risks.

Satellites are subject to significant operational risks relating to launch and while in orbit. Launch and operational risks include launch failure, incorrect orbital placement or improper commercial operation. Launch failures result in significant delays in the deployment of satellites because of the need both to construct replacement satellites, which can take up to 36 months, and obtain other launch opportunities. We estimate the overall historical loss rate for all launches of commercial satellites in the last seven years to be approximately five percent but it may be higher. Any significant delays or failures in successfully launching and deploying our satellites could materially adversely affect our ability to generate revenues. While we have traditionally purchased insurance covering the launch and, in limited cases, operation of our satellites, such policies typically cover the loss of the satellite itself or a portion thereof, and not the business interruption or other associated direct and indirect costs. For example, we purchased launch insurance covering a portion of our DIRECTV 12 satellite, which we launched at the end of 2009, and launch vehicle costs in the event of a total loss of the satellite prior to separation from the launch vehicle, but did not purchase in-orbit insurance for it.

In-orbit risks include malfunctions, commonly referred to as anomalies, and collisions with meteoroids, other spacecraft or other space debris. Anomalies occur as a result of various factors, such as satellite manufacturing errors, problems with the power systems or control systems of the satellites and general failures resulting from operating satellites in the harsh space environment. We work closely with our satellite manufacturers to determine and eliminate the potential causes of anomalies in new satellites and provide for redundancies of critical components in the satellites as well as having backup satellite capacity. However, we cannot assure you that we will not experience anomalies in the future, nor can we assure you that our backup satellite capacity will be sufficient for our business purposes.

Any single anomaly or series of anomalies could materially adversely affect our operations and revenues and our relationships with our subscribers, as well as our ability to attract new subscribers for our services. Anomalies may also reduce the expected useful life of a satellite, thereby creating additional expenses due to the need to provide replacement or backup satellites and potentially reducing revenues if service is interrupted. Finally, the occurrence of anomalies may materially adversely affect our ability to insure our satellites at commercially reasonable premiums, if at all. While some anomalies are currently covered by existing insurance policies, others are not now covered or may not be covered in the future.

Our ability to earn revenue also depends on the usefulness of our satellites. Each satellite has a limited useful life. A number of factors affect the useful life of a satellite, including, among other things:

- the design;
- the quality of its construction;
- the durability of its component parts;
- the launch vehicle's insertion of the satellite into orbit;
- any required movement, temporary or permanent, of the satellite;
- the ability to continue to maintain proper orbit and control over the satellite's functions; and
- the remaining on-board fuel following orbit insertion.

Generally, the minimum design life of the satellites in our fleet is between 12 and 16 years. The actual useful lives of the satellites may be shorter or longer, in some cases significantly. Our operating results could be adversely affected if the useful life of any of our satellites were significantly shorter than 12 years from the date of launch.

In the event of a failure or loss of any of DIRECTV U.S.' satellites, DIRECTV U.S. may relocate another satellite and use it as a replacement for the failed or lost satellite. In the event of a complete satellite failure, DIRECTV U.S.' services provided via that satellite could be unavailable for several days or longer while backup in-orbit satellites are repositioned and services are moved. DIRECTV U.S. is not insured for any resultant lost revenues. The use of backup satellite capacity for DIRECTV U.S. programming may require DIRECTV U.S. to discontinue some programming services due to potentially reduced capacity on the backup satellite. Any relocation of DIRECTV U.S.' satellites would require prior FCC approval and, among other things, a demonstration to the FCC that the replacement satellite would not cause additional interference compared to the failed or lost satellite. Such FCC approval may not be obtained. DIRECTV U.S. believes they have or will have in 2011, in-orbit satellite capacity to expeditiously recover transmission of most our programming in the event one of our in-orbit satellites fails. However, programming continuity cannot be assured in the event of multiple satellite losses.

DTVLA provides its services in PanAmericana and Brazil using leased transponders on two satellites. Sky Mexico provides its services from leased transponders on a separate satellite. Backup satellite capacity is available to serve Sky Brazil and Sky Mexico. In the event of a failure of a satellite used to provide services to Sky Brazil or Sky Mexico, we believe DTVLA has sufficient in orbit back-up capacity to recover transmission of most of its programming distributed in those markets. However, in PanAmericana, DTVLA has no designated back up satellite capacity for the region and, therefore, programming continuity cannot be assured in the event of a satellite loss.

The loss of a satellite that is not insured could materially adversely affect our earnings.

Any launch vehicle failure, or loss or destruction of any of our satellites, even if insured, could have a material adverse effect on our financial condition and results of operations, our ability to comply with FCC regulatory obligations and our ability to fund the construction or acquisition of replacement satellites in a timely fashion, or at all. At December 31, 2010, the net book value of in-orbit satellites was $2,165 million, none of which was insured.

We depend on the Communications Act for access to cable-affiliated programming and changes impacting that access could materially adversely affect us.

We purchase a substantial percentage of our programming from programmers that are affiliated with cable system operators, including key regional sports networks, or RSNs. Currently, under certain provisions of the Communications Act governing access to programming, cable-affiliated programmers generally must sell and deliver their programming services to all MVPDs on non-discriminatory terms and conditions. The Communications Act and the FCC rules also prohibit certain types of exclusive programming contracts involving programming from cable-affiliated programmers.

Any change in the Communications Act or the FCC's rules that would permit programmers that are affiliated with cable system operators to refuse to provide such programming or to impose discriminatory terms or conditions could materially adversely affect our ability to acquire programming on a cost-effective basis, or at all. The Communications Act prohibitions on certain cable industry exclusive contracting practices with cable-affiliated programmers were extended by the FCC through October 2012, though it is currently considering proposals that could shorten the term of this extension if a cable operator could show that competition from new entrant MVPDs had reached a sufficient penetration level in the relevant marketing area.

In addition, certain cable providers have denied us and other MVPDs access to a limited number of channels created by programmers with which the cable providers are affiliated. In other cases, such programmers have denied MVPDs high definition feeds of such programming. The cable providers have asserted that they are not required to provide such programming (or resolution) due to the manner in which that programming is distributed, which they argue is not covered by the program access provisions of the Communications Act. The FCC recently adopted new rules under which such programming would also be subject to certain non-exclusivity and non-discrimination requirements. These rules have been challenged in court, however. In addition, they will require a further evidentiary showing by an MVPD seeking access to such programming. If these new rules are successfully challenged in court or we cannot make the required evidentiary showing, we may continue to be precluded from obtaining such programming, which in turn could materially adversely affect our ability to compete in regions serviced by those cable providers. Although the FCC also addressed some of these issues in a limited fashion by placing access conditions on certain regional sports networks affiliated with Time Warner Cable, Inc. and Comcast Corporation, as well as placing various program access conditions relating to Comcast Corporation's acquisition of control of NBC Universal, it is not clear that we will be able to assure continued access to this programming on fair and nondiscriminatory terms.

DIRECTV itself is subject to similar restrictions with respect to certain programmers affiliated with us. The FCC imposed a number of conditions on its approval of Liberty Media's acquisition of News Corporation's interest in DIRECTV in 2007 which continues to apply. Among other things, those conditions require DIRECTV to offer national and regional programming services it controls to all MVPDs on non-exclusive and non-discriminatory terms and conditions, and prohibits DIRECTV from entering into exclusive arrangements with affiliated programmers or unduly influencing such programmers in their dealings with other MVPDs. The conditions also require DIRECTV to engage in "baseball style" arbitration if elected by an MVPD where the parties cannot agree on terms and conditions for carriage of RSN programming owned, managed or controlled by DIRECTV. This condition continues to apply to the three RSNs DIRECTV acquired from Liberty Media in 2009.

Changes to and implementation of statutory copyright license requirements may negatively affect our ability to deliver local and distant broadcast stations, as well as other aspects of our business.

We carry the signals of distant broadcast stations pursuant to statutory copyright licenses contained in SHVA.

SHVA, related laws, and FCC implementing rules also govern our provision of local broadcast signals. STELA itself directed a number of federal agencies and bodies to conduct proceedings to evaluate the possibility of significant changes to these laws. Such changes could limit our ability to deliver local broadcast signals. More generally, we have limited capacity, and the projected number of markets in which we can deliver local broadcast programming will continue to be constrained because of the statutory "carry-one, carry-all" requirement and may be reduced depending on changes to that requirement, the FCC's interpretation of its rules in pending and future rulemaking and complaint proceedings, as well as judicial decisions interpreting must carry requirements. We may not be able to comply with these must carry rules, or compliance may mean that we are not able to use capacity that could otherwise be used for new or additional local or national programming services. In addition, the FCC has issued an increasing obligation for carriage of local digital broadcast transmissions in HD format. We may be unable to comply with this requirement in markets where we currently carry such signals without ceasing HD local service entirely in some markets, and would be precluded from launching additional markets currently planned.

In addition, the FCC has adopted rules requiring us to negotiate in good faith with broadcast stations seeking carriage outside of the mandatory carriage regime described elsewhere. The rules for "retransmission consent" negotiations, which are similar to those that have applied to broadcast stations for years, require us to comply with certain indicia of good faith negotiation, as well as to demonstrate good faith under a "totality of the circumstances" test. Failure to comply with these rules could subject us to administrative sanctions and other penalties. Moreover, the

FCC is considering changes to these and other rules related to retransmission consent, some of which could make negotiations more difficult, increase fees charged by broadcasters for carriage, or result in the increased withholding of broadcast signals.

Satellite programming signals have been stolen and may be stolen in the future, which could result in lost revenues and would cause us to incur incremental operating costs that do not result in subscriber acquisition.

The delivery of subscription programming requires the use of conditional access technology to limit access to programming to only those who subscribe and are authorized to view it. The conditional access system uses, among other things, encryption technology to protect the transmitted signal from unauthorized access. It is illegal to create, sell or otherwise distribute software or devices to circumvent that conditional access technology. However, theft of cable and satellite programming has been widely reported, and the access cards used in our conditional access system have been compromised in the past and could be compromised in the future.

We have undertaken various initiatives with respect to our conditional access system to further enhance the security of the DIRECTV signal. To help combat signal theft, we provide our subscribers with more advanced access cards that we believe significantly enhance the security of our signal. Currently, we believe these access cards have not been compromised. However, we cannot guarantee that those advanced access cards will prevent the theft of our satellite programming signals in the future. Furthermore, there can be no assurance that we will succeed in developing the technology we need to effectively restrict or eliminate signal theft. If our current access cards are compromised, our revenue and our ability to contract for video and audio services provided by programmers could be materially adversely affected. In addition, our operating costs could increase if we attempt to implement additional measures to combat signal theft.

The ability to maintain FCC licenses and other regulatory approvals is critical to our business.

If we do not obtain all requisite U.S. regulatory approvals for the construction, launch and operation of any of our existing or future satellites for the use of frequencies at the orbital locations planned for these satellites or for the provision of service, or the licenses obtained impose operational restrictions on us, our ability to generate revenue and profits could be materially adversely affected. In addition, under certain circumstances, existing licenses are subject to revocation or modification and upon expiration, renewal may not be granted. If existing licenses are not renewed, or are revoked or materially modified, our ability to generate revenue could be materially adversely affected.

In certain cases, satellite system operators are obligated by governmental regulation and procedures of the International Telecommunications Union to coordinate the operation of their systems with other users of the radio spectrum in order to avoid causing interference to those other users. Coordination may require a satellite system operator to reduce power, avoid operating on certain frequencies, relocate its satellite to another orbital location and/or otherwise modify planned or existing operations. For example, the FCC has conditionally granted Spectrum Five authority to provide direct broadcast satellite service using frequencies assigned to it by the Government of the Netherlands from an orbital slot located halfway between slots at which we currently operate. Other operators have filed similar requests. We believe this closer proximity, if ultimately implemented, would significantly increase the risk of interference which could adversely affect the quality of service provided to our subscribers. We may not be able to successfully coordinate our satellites to the extent we are required to do so, and any modifications we make in the course of coordination, or any inability to successfully coordinate, may materially adversely affect our ability to generate revenue. In addition, the FCC is currently conducting a rulemaking proceeding to consider, among other things, the adoption of operating parameters under which such "tweener" systems would be automatically deemed coordinated.

Other regulatory risks include, among others:

- the relocation of satellites to different orbital locations if the FCC determines that relocation is in the public interest;
- the denial by the FCC of an application to replace an existing satellite with a new satellite, or to operate a satellite beyond the term of its current authorization, or to operate an earth station to communicate with such satellite;
- the loss of authorizations to operate satellites on certain frequencies at certain locations if we do not construct, launch and operate satellites for those locations by certain dates; and
- the authorization by the United States or foreign governments of the use of frequencies by third party satellite or terrestrial facilities that have the

potential to interfere with communication to or from our satellites, which could interfere with our contractual obligations or services to subscribers or other business operations.

All of our FCC satellite authorizations are subject to conditions imposed by the FCC in addition to the FCC's general authority to modify, cancel or revoke those authorizations. Use of FCC licenses and other authorizations are often subject to conditions, including technical requirements and implementation deadlines. Failure to comply with such requirements, or comply in a timely manner, could lead to the loss of authorizations and could have a material adverse effect on our ability to generate revenue. For example, loss of an authorization could potentially reduce the amount of programming and other services available to our subscribers. The materiality of such a loss of authorization would vary based upon, among other things, the orbital location at which the frequencies may be used.

Moreover, some of our authorizations and future applications may be subject to petitions and oppositions, and there can be no assurance that our authorizations will not be canceled, revoked or modified or that our applications will not be denied. Moreover, the FCC has adopted new rules for licensing satellites that may limit our ability to file applications and secure licenses in the future.

Congress has continued to shape the scope of the FCC's regulatory authority and enact legislation that affects our business. In addition, FCC proceedings to implement legislation and enact additional regulations are ongoing. The outcomes of these legislative or regulatory proceedings or their effect on our business cannot be predicted.

We have significant debt.

We have debt totaling $10,510 million as of December 31, 2010. If we do not have sufficient income or other sources of cash, it could affect our ability to service debt and pay other obligations.

We may not be able to obtain or retain certain foreign regulatory approvals.

There can be no assurance that any current regulatory approvals held by us are, or will remain, sufficient in the view of foreign regulatory authorities, or that any additional necessary approvals will be granted on a timely basis or at all, in all jurisdictions in which we operate, or that applicable restrictions in those jurisdictions will not be unduly burdensome. The failure to obtain the authorizations necessary to operate satellites or provide satellite service internationally could have a material adverse effect on our ability to generate revenue and our overall competitive position.

We may have a significant indemnity obligation to Liberty Media, which is not limited in amount or subject to any cap, if parts of the Liberty Transaction or Liberty's 2008 Transaction with News Corporation are treated as a taxable transaction.

Despite obtaining a private letter ruling from the Internal Revenue Service (the "IRS") and an opinion of legal counsel to the effect that parts of the Liberty Transaction qualified as a tax-free distribution for U.S. federal income tax purposes, the continuing validity of such ruling and opinion is subject to the accuracy of factual representations and certain assumptions. Any inaccuracy in such representations could invalidate the ruling, and failure to comply with any undertakings made in connection with such tax opinion could alter the conclusions reached in such opinion. Even if parts of the Liberty Transaction otherwise qualify for tax-free treatment, it would result in a significant U.S. federal income tax liability to Liberty Media if one or more persons acquire a 50% or greater interest in the DIRECTV common stock as part of a plan or series of related transactions that includes the Liberty Transaction. The process for determining whether an acquisition is part of a plan under these rules is complex, inherently factual and subject to interpretation of the facts and circumstances of a particular case. Liberty Media or DIRECTV might inadvertently cause or permit a prohibited change in the ownership of DIRECTV to occur, thereby triggering a tax liability to Liberty Media.

In addition, Liberty Media entered into a tax matters agreement with News Corporation in connection with its 2008 transaction with News Corporation, pursuant to which Liberty Media agreed, among other things, to indemnify News Corporation and certain related persons for taxes resulting from actions taken by Liberty Media or its affiliates that cause such transaction (or related restructuring transactions) not to qualify as tax-free transactions. Liberty Media's indemnification obligations to News Corporation and certain related persons are not limited in amount or subject to any cap.

Under a Tax Sharing Agreement between Liberty Media and DIRECTV, in certain circumstances DIRECTV is obligated to indemnify Liberty Media and certain related persons for any losses and taxes resulting from the failure of the

Liberty Transaction to be tax-free transactions and from any losses resulting from Liberty Media's indemnity obligations to News Corporation under the tax matters agreement between News Corporation and Liberty Media. If DIRECTV is required to indemnify Liberty Media or certain related persons under the circumstances set forth in the Tax Sharing Agreement, we may be subject to substantial liabilities not limited in amount or subject to any cap. In such a circumstance, we may be required to make payments or dividends to satisfy such liabilities that could either breach covenants in our credit facilities and bond indentures or require additional or accelerated payments, which could materially adversely affect our financial position and short term operating results.

We may be required to forgo certain transactions in order to avoid the risk of incurring significant tax-related liabilities.

We might be required to forgo certain transactions that might have otherwise been advantageous in order to preserve the tax-free treatment of the Liberty Transaction. In particular, we might be required to forgo certain transactions, including asset dispositions or other strategic transactions for some period of time following the Liberty Transaction so as not to trigger any liability under the tax indemnification obligations.

We rely on network and information systems and other technology, and a disruption or failure of such networks, systems or technology as a result of, misappropriation of data or other malfeasance, as well as outages, natural disasters, accidental releases of information or similar events, may disrupt our business.

Because network and information systems and other technologies are critical to our operating activities, network or information system shutdowns caused by events such as computer hacking, dissemination of computer viruses, worms and other destructive or disruptive software, and other malicious activity, as well as power outages, natural disasters such as earthquakes, terrorist attacks and similar events, pose increasing risks. Such an event could have an adverse impact on us and our customers, including degradation of service, service disruption, excessive call volume to call centers and damage to our broadcast centers, other properties, equipment and data. Such an event also could result in large expenditures necessary to repair or replace such networks or information systems or to protect them from similar events in the future. Significant incidents could result in a disruption of our operations, customer dissatisfaction, or a loss of customers or revenues.

Furthermore, our operating activities could be subject to risks caused by misappropriation, misuse, leakage, falsification and accidental release or loss of information maintained in our information technology systems and networks, including customer, personnel and vendor data. We could be exposed to significant costs if such risks were to materialize, and such events could damage our reputation and credibility and have a negative impact on our revenues. We also could be required to expend significant capital and other resources to remedy any such security breach. As a result of the increasing awareness concerning the importance of safeguarding personal information, the potential misuse of such information and legislation that has been adopted or is being considered regarding the protection, privacy and security of personal information, information-related risks are increasing, particularly for businesses like ours that handle a large amount of personal customer data.

We face risks arising from the outcome of various legal proceedings.

We are involved in various legal proceedings, including those arising in the ordinary course of business, such as consumer class actions and those described under the caption "Legal Proceedings" in Part I, Item 3 incorporated by reference herein. Such matters include investigations and legal actions by the Federal Trade Commission where regulators may seek monetary damages and may also seek to require or prohibit certain actions by us with regard to our current or potential customers. While we do not believe that any of these proceedings alone or in the aggregate will have a material effect on our consolidated financial position, an adverse outcome in one or more of these matters or the imposition of conditions by regulators on the conduct of our business could be material to our consolidated results of operations and cash flows for any one period. Further, no assurance can be given that any adverse outcome would not be material to our consolidated financial position.

We may face other risks described from time to time in periodic reports filed by us with the SEC.

We urge you to consider the above risk factors carefully in evaluating forward-looking statements contained in this Annual Report. The forward-looking statements included in this Annual Report are made only as of the date of this Annual Report and we undertake no obligation to publicly update these forward-looking statements to reflect subsequent events or circumstances.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

As of December 31, 2010, we had approximately 250 owned and leased locations operating in the United States and Latin America. The major locations of the DIRECTV U.S. segment include eight administrative offices; two broadcast centers and six call centers. The major locations of the DIRECTV Latin America segment include 10 administrative offices, four broadcast centers and eight call centers. We consider our properties adequate for our present needs.

ITEM 3. LEGAL PROCEEDINGS

(a) Material pending legal proceedings, other than ordinary routine litigation incidental to the business, to which we became or were a party during the year ended December 31, 2010 or subsequent thereto, but before the filing of the report, are summarized below:

Intellectual Property Litigation. We are a defendant in several unrelated lawsuits claiming infringement of various patents relating to various aspects of our businesses. In certain of these cases other industry participants are also defendants, and also in certain of these cases we expect that any potential liability would be the responsibility of our equipment vendors pursuant to applicable contractual indemnification provisions. To the extent that the allegations in these lawsuits can be analyzed by us at this stage of their proceedings, we believe the claims are without merit and intend to defend the actions vigorously. The final disposition of these claims is not expected to have a material adverse effect on our consolidated financial position, but could possibly be material to our consolidated results of operations of any one period. No assurance can be given that any adverse outcome would not be material to our consolidated financial position.

Liberty Media Corporation Litigation. As previously reported, a purported class action complaint was filed on February 9, 2010 and amended on April 23, 2010 in Delaware Chancery Court against certain past and present directors of Liberty Media Corporation alleging, among other things, that the defendants breached their fiduciary duties as Liberty board members in connection with the business terms and approval process by Liberty stockholders of the merger of Liberty Entertainment, Inc. with a subsidiary of DIRECTV as part of the Liberty Transaction. The plaintiff purports to represent approximately 85 former Liberty Media Corporation stockholders (other than the defendants) that allegedly held approximately 1.8 million Liberty Media Corporation shares prior to the consummation of the Liberty Transaction. The complaint alleges, among other things, that John Malone and certain other Liberty Media Corporation stockholders received disparate allocation of consideration in the Liberty Transaction. The complaint seeks equitable reallocation and disgorgement of the improper consideration received by the defendants and other relief. The defendants have requested indemnification and have tendered defense of this litigation to DIRECTV pursuant to agreements executed as part of the Liberty Transaction and DIRECTV has elected to take control of the defense.

Early Cancellation Fees. In 2008, a number of plaintiffs filed putative class action lawsuits in state and federal courts challenging the early cancellation fees we assess our customers when they do not fulfill their programming commitments. Several of these lawsuits are pending—some in California state court purporting to represent statewide classes, and some in federal courts purporting to represent nationwide classes. The lawsuits seek both monetary and injunctive relief. While the theories of liability vary, the lawsuits generally challenge these fees under state consumer protection laws as both unfair and inadequately disclosed to customers. Each of the lawsuits is at an early stage. Where possible, we are moving to compel these cases to arbitration in accordance with our Customer Agreement, but in states such as California where the enforceability of the arbitration provision is limited, we intend to defend against these allegations in court. We believe that our early cancellation fees are adequately disclosed, and represent reasonable estimates of the costs we incur when customers cancel service before fulfilling their programming commitments.

From time to time, we receive investigative inquiries or subpoenas from state and federal authorities with respect to alleged violations of state and federal statutes. These inquiries may lead to legal proceedings in some cases. DIRECTV U.S. has received a request for information from the Federal Trade Commission, or FTC, on issues similar to those resolved with the multistate group of state attorneys general discussed in (b) below. We are cooperating with the FTC by providing information about our sales and marketing practices and customer complaints.

Other. We are subject to other legal proceedings and claims that arise in the ordinary course of our business. The amount of ultimate liability with respect to such actions is not expected to materially affect our financial position, results of operations or liquidity.

(b) The following previously reported legal proceedings were terminated during the fourth quarter ended December 31, 2010:

In December 2010, DIRECTV U.S. entered into a settlement agreement with a multistate group of state attorneys general to resolve concerns regarding alleged violations of their respective state consumer protection statutes. The state of Washington, originally a part of the multistate group, filed an action in Washington state court in December 2009, and that litigation was settled on the same substantive terms as reached with the multistate group. DIRECTV U.S. did not admit any wrongdoing in entering into the settlement. We agreed to formalize many business improvements made in the last few years and to further improve other practices. DIRECTV U.S. paid a total of $14.25 million to the states as costs of investigation and attorneys fees, and has agreed to implement a restitution program for consumers who send eligible complaints.

ITEM 4. (Removed and Reserved)

***

PART II

ITEM 5. MARKET FOR THE REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Common Stock Price

Our Class A common stock is publicly traded on The NASDAQ Global Select Market under the symbol "DTV." The following table sets forth for the quarters indicated the high and low sales prices for our Class A common stock, as reported on the NASDAQ Global Select Market. Amounts reported from January 1, 2009 through November 18, 2009, are based on the stock of our predecessor, The DIRECTV Group, Inc. On November 19, 2009, we completed our merger with Liberty Entertainment Inc., and from that date, the stock traded on the NASDAQ is the Class A common stock of DIRECTV.

2010	High	Low
Fourth Quarter	$44.61	$39.12
Third Quarter	42.61	33.25
Second Quarter	39.87	33.87
First Quarter	35.18	29.83

2009	High	Low
Fourth Quarter	$34.25	$25.16
Third Quarter	27.99	22.81
Second Quarter	26.00	21.47
First Quarter	24.28	18.81

As of the close of business on February 18, 2011, there were 55,257 holders of record of our Class A common stock. Our Class B common stock is not registered and there were no shares outstanding as of December 31, 2010.

Dividend Rights and Other Stockholder Matters

Holders of our common stock are entitled to such dividends and other distributions in cash, stock or property as may be declared by our Board of Directors in its sole discretion, subject to the preferential and other dividend rights of any outstanding series of our preferred stock. There were no shares of our preferred stock outstanding at December 31, 2010.

No dividends on our common stock have been declared by our Board of Directors for more than five years. We have no current plans to pay any dividends on our common stock. We currently expect to use our future earnings, if any, for the development of our businesses or other corporate purposes, which may include share repurchases.

Information regarding compensation plans under which our equity securities may be issued is included in Item 12 through incorporation by reference to our Proxy Statement for the Annual Meeting of Stockholders scheduled to be held on April 28, 2011.

Share Repurchase Programs

During 2010, our Board of Directors approved up to $5.2 billion to repurchase shares of our DIRECTV Class A common stock, which has been completed. During the first quarter of 2011, our Board of Directors authorized repurchases of up to $6 billion of DIRECTV Class A common stock. The authorizations allow us to repurchase our Class A common stock from time to time through open market purchases and negotiated transactions or otherwise. The timing, nature and amount of such transactions will depend on a variety of factors, including market conditions and the program may be suspended, discontinued or accelerated at any time. The sources of funds for the purchases are our existing cash on hand, cash from operations and potential additional borrowings. Purchases are made on the open market, through block trades and other negotiated transactions. Repurchased shares are retired but remain authorized for registration and issuance in the future.

All purchases were made in accordance with Rule 10b-18 of Securities Exchange Act of 1934. A summary of the repurchase activity for the three months ended December 31, 2010 is as follows:

Period	Total Number of Shares Purchased	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Dollar Value that May Yet Be Purchased Under the Plans or Programs
	(Amounts in Millions, Except Per Share Amounts)			
October 1 - 31, 2010	11	$42.46	11	$1,383
November 1 - 30, 2010	12	42.34	12	878
December 1 - 31, 2010	14	40.03	14	322
Total	37	41.51	37	322

For additional information regarding our share repurchases see Note 13 of the Notes to the Consolidated Financial Statements in Part II, Item 8 of this Annual Report.

***

ITEM 6. SELECTED FINANCIAL DATA

	Years Ended and As of December 31,				
	2010	2009	2008	2007	2006
	(Dollars in Millions, Except Per Share Amounts)				
Consolidated Statements of Operations Data:					
Revenues	$24,102	$21,565	$19,693	$17,246	$14,755
Total operating costs and expenses	20,206	18,892	16,998	14,760	12,398
Operating profit	$ 3,896	$ 2,673	$ 2,695	$ 2,486	$ 2,357
Income from continuing operations attributable to DIRECTV	$ 2,198	$ 942	$ 1,515	$ 1,434	$ 1,420
Basic earnings attributable to DIRECTV Class A common stockholders per common share (DIRECTV Group common stockholders for the period January 1, 2009 through November 19, 2009 and the years ended December 31, 2008, 2007 and 2006):					
Income from continuing operations	$ 2.31	$ 0.96	$ 1.36	$ 1.20	$ 1.13
Diluted earnings attributable to DIRECTV Class A common stockholders per common share (DIRECTV Group common stockholders for the period January 1, 2009 through November 19, 2009 and the years ended December 31, 2008, 2007 and 2006):					
Income from continuing operations	$ 2.30	$ 0.95	$ 1.36	$ 1.20	$ 1.12
Basic and diluted earnings (loss) attributable to DIRECTV Class B common stockholders per common share:					
Income (loss) from continuing operations, net of taxes	$ 8.44	$ (0.02)	$ —	$ —	$ —
Weighted average number of Class A common shares outstanding (in millions)					
Basic	870	982	1,110	1,195	1,262
Diluted	876	989	1,114	1,202	1,270
Weighted average number of Class B common shares outstanding, for the period of November 19, 2009 through June 16, 2010 (in millions)					
Basic	22	22	—	—	—
Diluted	22	22	—	—	—
Weighted average number of total common shares outstanding (in millions):					
Basic	880	985	1,110	1,195	1,262
Diluted	886	992	1,114	1,202	1,270

	2010	2009	2008	2007	2006
Consolidated Balance Sheet Data:					
Total assets	$17,909	$18,260	$16,539	$15,063	$15,141
Obligations under capital leases	580	586	584	57	91
Long-term debt	10,472	6,500	5,725	3,347	3,395
Total stockholders' equity (deficit)	(194)	2,911	4,631	6,013	6,473

See the Notes to the Consolidated Financial Statements and Management's Discussion and Analysis of Financial Condition and Results of Operations for additional information regarding significant transactions during each of the three years in the period ended December 31, 2010.

***

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

CAUTIONARY STATEMENT FOR PURPOSE OF THE "SAFE HARBOR" PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

This Annual Report on Form 10-K may contain certain statements that we believe are, or may be considered to be, "forward-looking statements" within the meaning of various provisions of the Securities Act of 1933 and of the Securities Exchange Act of 1934. These forward-looking statements generally can be identified by use of statements that include phrases such as we "believe," "expect," "estimate," "anticipate," "intend," "plan," "foresee," "project" or other similar references to future periods. Examples of forward- looking statements include, but are not limited to, statements we make related to our business strategy and regarding our outlook for 2011 financial results, liquidity and capital resources.

Forward-looking statements are based on our current expectations and assumptions regarding our business, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Our actual results may differ materially from those contemplated by the forward-looking statements. We caution you therefore against relying on any of these forward-looking statements. They are neither statements of historical fact nor guarantees or assurances of future performance. Important factors that could cause actual results to differ materially from those in the forward-looking statements include economic, business, competitive, national or global political, market and regulatory conditions and other risks, each of which is described in more detail in Item 1A—Risk Factors of this Annual Report.

Any forward looking statement made by us in this Annual Report on Form 10-K speaks only as of the date on which it is made. Factors or events that could cause our actual results to differ may occur and it is not possible for us to predict them all. We undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

CONTENTS

The following is a discussion of our results of operations and financial condition. This discussion should be read in conjunction with the consolidated financial statements and related notes included elsewhere in this Annual Report. Information in this section is organized as follows:

- Summary Results of Operations and Financial Condition
- Significant Transactions Affecting the Comparability of the Results of Operations
- Key Terminology
- Executive Overview and Outlook
- Results of Operations
- Liquidity and Capital Resources
- Contractual Obligations
- Off-Balance Sheet Arrangements
- Contingencies
- Certain Relationships and Related-Party Transactions
- Critical Accounting Estimates
- Accounting Changes and New Accounting Pronouncements

DIRECTV

SUMMARY RESULTS OF OPERATIONS AND FINANCIAL CONDITION

	Years Ended December 31,		
	2010	2009	2008
	(Dollars in Millions, Except Per Share Amounts)		
Consolidated Statements of Operations Data:			
Revenues	$24,102	$21,565	$19,693
Total operating costs and expenses	20,206	18,892	16,998
Operating profit	3,896	2,673	2,695
Interest income	39	41	81
Interest expense	(557)	(423)	(360)
Liberty transaction and related gains (charges)	67	(491)	—
Other, net	69	34	55
Income from continuing operations before income taxes	3,514	1,834	2,471
Income tax expense	(1,202)	(827)	(864)
Income from continuing operations	2,312	1,007	1,607
Income from discontinued operations, net of taxes	—	—	6
Net income	2,312	1,007	1,613
Less: Net income attributable to noncontrolling interest	(114)	(65)	(92)
Net income attributable to DIRECTV	$ 2,198	$ 942	$ 1,521
Net income attributable to common stockholders:			
Income from continuing operations, net of taxes, attributable to DIRECTV Class A common stockholders (DIRECTV Group common stockholders for the year ended December 31, 2008 and the period January 1, 2009 through November 19, 2009)	$ 2,014	$ 942	$ 1,515
Income from continuing operations, net of taxes, attributable to DIRECTV Class B common stockholders, for the period of November 19, 2009 through June 16, 2010, including $160 million exchange inducement value for the Malone Transaction in 2010	184	—	—
Income from discontinued operations, net of taxes	—	—	6
Net income	$ 2,198	$ 942	$ 1,521
Basic earnings attributable to DIRECTV Class A common stockholders per common share:			
Income from continuing operations	$ 2.31	$ 0.96	$ 1.36
Income from discontinued operations, net of taxes	—	—	0.01
Net income	$ 2.31	$ 0.96	$ 1.37
Diluted earnings attributable to DIRECTV Class A common stockholders per common share:			
Income from continuing operations	$ 2.30	$ 0.95	$ 1.36
Income from discontinued operations, net of taxes	—	—	0.01
Net income	$ 2.30	$ 0.95	$ 1.37
Basic and diluted earnings attributable to DIRECTV Class B common stockholders per common share:			
Income from continuing operations, net of taxes	$ 8.44	$ (0.02)	$ —
Net income	$ 8.44	$ (0.02)	$ —

SUMMARY RESULTS OF OPERATIONS AND FINANCIAL CONDITION—(continued)

	December 31, 2010	December 31, 2009
	(Dollars in Millions)	
Consolidated Balance Sheet Data:		
Cash and cash equivalents	$ 1,502	$ 2,605
Total current assets	4,253	5,055
Total assets	17,909	18,260
Total current liabilities	4,450	5,701
Long-term debt	10,472	6,500
Redeemable noncontrolling interest	224	400
Total stockholders' equity (deficit)	(194)	2,911

Reference should be made to the notes to the Consolidated Financial Statements.

	Years Ended December 31, 2010	2009	2008
	(Dollars in Millions)		
Other Data:			
Operating profit before depreciation and amortization (1)			
Operating profit	$ 3,896	$ 2,673	$ 2,695
Add: Depreciation and amortization expense	2,482	2,640	2,320
Operating profit before depreciation and amortization	$ 6,378	$ 5,313	$ 5,015
Operating profit before depreciation and amortization margin	26.5%	24.6%	25.5%
Cash flow information			
Net cash provided by operating activities	$ 5,206	$ 4,431	$ 3,910
Net cash used in investing activities	(3,099)	(2,194)	(2,388)
Net cash used in financing activities	(3,210)	(1,637)	(600)
Free cash flow (2)			
Net cash provided by operating activities	$ 5,206	$ 4,431	$ 3,910
Less: Cash paid for property and equipment	(2,303)	(2,012)	(2,101)
Less: Cash paid for satellites	(113)	(59)	(128)
Free cash flow	$ 2,790	$ 2,360	$ 1,681

(1) Operating profit before depreciation and amortization, which is a financial measure that is not determined in accordance with accounting principles generally accepted in the United States of America, or GAAP, can be calculated by adding amounts under the caption "Depreciation and amortization expense" to "Operating profit." This measure should be used in conjunction with GAAP financial measures and is not presented as an alternative measure of operating results, as determined in accordance with GAAP. Our management and our Board of Directors use operating profit before depreciation and amortization to evaluate the operating performance of our company and our business segments and to allocate resources and capital to business segments. This metric is also used as a measure of performance for incentive

compensation purposes and to measure income generated from operations that could be used to fund capital expenditures, service debt or pay taxes. Depreciation and amortization expense primarily represents an allocation to current expense of the cost of historical capital expenditures and for acquired intangible assets resulting from prior business acquisitions. To compensate for the exclusion of depreciation and amortization expense from operating profit, our management and our Board of Directors separately measure and budget for capital expenditures and business acquisitions.

We believe this measure is useful to investors, along with GAAP measures (such as revenues, operating profit and net income), to compare our operating performance to other communications, entertainment and media service providers. We believe that investors use current and projected operating profit before depreciation and amortization and similar measures to estimate our current or prospective enterprise value and make investment decisions. This metric provides investors with a means to compare operating results exclusive of depreciation and amortization expense. Our management believes this is useful given the significant variation in depreciation and amortization expense that can result from the timing of capital expenditures, the capitalization of intangible assets, potential variations in expected useful lives when compared to other companies and periodic changes to estimated useful lives.

Operating profit before depreciation and amortization margin is calculated by dividing operating profit before depreciation and amortization by Revenues.

(2) Free cash flow, which is a financial measure that is not determined in accordance with GAAP, can be calculated by deducting amounts under the captions "Cash paid for property and equipment" and "Cash paid for satellites" from "Net cash provided by operating activities" from the Consolidated Statements of Cash Flows. This financial measure should be used in conjunction with other GAAP financial measures and is not presented as an alternative measure of cash flows from operating activities, as determined in accordance with GAAP. Our management and our Board of Directors use free cash flow to evaluate the cash generated by our current subscriber base, net of capital expenditures, for the purpose of allocating resources to activities such as adding new subscribers, retaining and upgrading existing subscribers, for additional capital expenditures and other capital investments or transactions and as a measure of performance for incentive compensation purposes. We believe this measure is useful to investors, along with other GAAP measures (such as cash flows from operating and investing activities), to compare our operating performance to other communications, entertainment and media companies. We believe that investors also use current and projected free cash flow to determine the ability of revenues from our current and projected subscriber base to fund required and discretionary spending and to help determine our financial value.

SUMMARY RESULTS OF OPERATIONS AND FINANCIAL CONDITION—(concluded)

Selected Segment Data

	Years Ended December 31,		
	2010	2009	2008
	(Dollars in Millions)		
DIRECTV U.S.			
Revenues	$20,268	$18,671	$17,310
% of total revenues	84.1%	86.6%	87.9%
Operating profit	$ 3,290	$ 2,410	$ 2,330
Add: Depreciation and amortization expense	1,926	2,275	2,061
Operating profit before depreciation and amortization	$ 5,216	$ 4,685	$ 4,391
Operating profit margin	16.2%	12.9%	13.5%
Operating profit before depreciation and amortization margin	25.7%	25.1%	25.4%
Segment assets	$11,400	$12,408	$12,546
Capital expenditures	1,557	1,485	1,765
DIRECTV Latin America			
Revenues	$ 3,597	$ 2,878	$ 2,383
% of total revenues	14.9%	13.3%	12.1%
Operating profit	$ 623	$ 331	$ 426
Add: Depreciation and amortization expense	541	366	264
Operating profit before depreciation and amortization	$ 1,164	$ 697	$ 690
Operating profit margin	17.3%	11.5%	17.9%
Operating profit before depreciation and amortization margin	32.4%	24.2%	29.0%
Segment assets	$ 4,696	$ 3,772	$ 3,301
Capital expenditures	857	584	447
Sports Networks, Eliminations and Other			
Revenues	$ 237	$ 16	—
% of total revenues	1.0%	0.1%	—
Operating loss	$ (17)	$ (68)	$ (61)
Add: Depreciation and amortization expense	15	(1)	(5)
Operating loss before depreciation and amortization	$ (2)	$ (69)	$ (66)
Segment assets	$ 1,813	$ 2,080	$ 692
Capital expenditures	2	2	17
Total			
Revenues	$24,102	$21,565	$19,693
Operating profit	$ 3,896	$ 2,673	$ 2,695
Add: Depreciation and amortization expense	2,482	2,640	2,320
Operating profit before depreciation and amortization	$ 6,378	$ 5,313	$ 5,015
Operating profit margin	16.2%	12.4%	13.7%
Operating profit before depreciation and amortization margin	26.5%	24.6%	25.5%
Total assets	$17,909	$18,260	$16,539
Capital expenditures	2,416	2,071	2,229

SIGNIFICANT TRANSACTIONS AFFECTING THE COMPARABILITY OF THE RESULTS OF OPERATIONS

Malone Transaction

In order to resolve a condition imposed by the FCC on Liberty Media's acquisition of an ownership interest in us from News Corporation in 2008, which we refer to as the "Puerto Rico Condition", on April 6, 2010, we entered into an agreement with Dr. John C. Malone which severed all attributable interests in satisfaction of the requirements of the FCC order. Under the terms of the agreement, the Malones exchanged 21.8 million shares of high-vote DIRECTV Class B common stock, which were all of the outstanding DIRECTV Class B shares, for 26.5 million shares of DIRECTV Class A common stock, resulting in the reduction of the Malone's voting interest in DIRECTV from approximately 24.3% to approximately 3%.

We accounted for the exchange of DIRECTV Class B common stock into DIRECTV Class A common stock pursuant to accounting standards for induced conversions, whereby the $160 million in incremental DIRECTV Class A common stock issued to the former DIRECTV Class B stockholders has been deducted from earnings attributable to DIRECTV Class A stockholders for purposes of calculating earnings per share in the Consolidated Statements of Operations. This adjustment had the effect of reducing diluted earnings per DIRECTV Class A common share by $0.18 for the year ended December 31, 2010. See Note 13 of the Notes to the Consolidated Financial Statements in Item 8, Part II of this Annual Report for additional information.

Acquisitions

Globo Transaction. In connection with our acquisition of Sky Brazil in 2006, Globo was granted the right, until January 2014, to require us to purchase all or a portion (but not less than half) of its 25.9% interest in Sky Brazil. In June 2010, Globo notified us that it was exercising its right to exchange 178,830,000 shares representing approximately 19% of the ownership interests in Sky Brazil. The fair value of the approximate 19% interest was determined to be $605 million by an independent investment bank according to a process specified by Globo and us in the related agreement. During the fourth quarter of 2010, we paid cash for the approximate 19% ownership interest, which was recorded as a reduction to "Redeemable noncontrolling interest" in the Consolidated Balance Sheet. We and our subsidiaries now own approximately 93% of Sky Brazil and Globo retains the right to sell its remaining 7% interest to us until January 2014 as discussed in Note 19 of the Notes to the Consolidated Financial Statements in Item 8, Part II of this Annual Report.

Liberty Transaction. On November 19, 2009, The DIRECTV Group, Inc., or DIRECTV Group, and Liberty Media Corporation, which we refer to as Liberty or Liberty Media, obtained shareholder approval of and closed a series of related transactions which we refer to collectively as the Liberty Transaction. The Liberty Transaction included the split-off of certain of the assets of the Liberty Entertainment group into Liberty Entertainment, Inc., or LEI, which was then split-off from Liberty. Following the split-off, DIRECTV Group and LEI merged with subsidiaries of DIRECTV. As a result of Liberty Transaction, DIRECTV Group, which is comprised of the DIRECTV U.S. and DIRECTV Latin America businesses, and LEI, which held Liberty's 57% interest in DIRECTV Group, a 100% interest in three regional sports networks, a 65% interest in Game Show Network, LLC, approximately $120 million in cash and cash equivalents and approximately $2.1 billion of indebtedness and a series of related equity collars became wholly-owned subsidiaries of DIRECTV. The assets, liabilities and results of operations of LEI have been consolidated beginning on the acquisition date, November 19, 2009.

As part of the Liberty Transaction, we assumed a credit facility with a principal balance of $1,878 million, which we refer to as the Collar Loan, and a series of related equity collars which were in a liability position with an estimated acquisition date fair value of $369 million. During 2009, we repaid a total of $751 million, including $676 million in principal payments and $75 million in payments to settle a portion of the equity collars. During 2010, we repaid $1,537 million, including $1,202 million of remaining principal payments and $335 million to settle the equity collars.

Cash paid, net of cash acquired in connection with the transaction was $97 million and includes a $226 million repayment of LEI's existing loan from Liberty at the close of the transaction and $43 million of cash paid for transaction costs, partially offset by $120 million in cash at LEI, and $56 million of cash at the regional sports networks.

As a result of the Liberty Transaction, we recorded $491 million in charges to "Liberty transaction and related gains (charges)" in the Consolidated Statements of Operations for the year ended December 31, 2009, which is comprised of: a

$337 million charge related to a premium paid to LEI shareholders to complete the merger in the form of an equity interest that exceeded the fair value of net assets acquired by DIRECTV; $43 million of costs incurred to complete the transaction, including legal, accounting, financial printing, investment banking and other costs; and $111 million in net losses recorded for the partial settlement of the equity collars and stock options and stock appreciation rights held by Liberty employees subsequent to the acquisition date, and adjustments of the equity collars and stock options and stock appreciation rights carried as liabilities to fair value as of December 31, 2009. We recorded a $67 million net gain in "Liberty transaction and related gains (charges)" in the Consolidated Statements of Operations for the final settlement of the equity collars during 2010.

See Note 3 of the Notes to the Consolidated Financial Statements in Part II, Item 8 of this Annual Report, which we incorporate herein by reference.

180 Connect. In July 2008, we acquired 100% of 180 Connect's outstanding common stock and exchangeable shares. Simultaneously, in a separate transaction, UniTek USA, LLC acquired 100% of 180 Connect's cable service operating unit and operations in certain of our installation services markets in exchange for satellite installation operations in certain markets and $7 million in cash. These transactions provide us with ownership and control over a significant portion of DIRECTV U.S.' home service provider network. We paid $91 million in cash, net of the $7 million we received from UniTek USA, for the acquisition, including the equity purchase price, repayment of assumed debt and related transaction costs.

Financing Transactions

In 2010, DIRECTV U.S. issued $6.0 billion of senior notes resulting in $5,978 million of proceeds, net of discount, and repaid the $2,205 million of remaining principal on the Term Loans of its senior secured credit facility. The repayment of the Term Loans resulted in a 2010 pre-tax charge recorded in "Other, net" in our Consolidated Statements of Operations of $16 million, $10 million after tax, resulting from the write-off of deferred debt issuance and other transaction costs.

In 2009, DIRECTV U.S. issued $2.0 billion of senior notes resulting in $1,990 million of proceeds, net of discount. Also in 2009, DIRECTV U.S. purchased and redeemed its then outstanding $910 million 8.375% senior notes, resulting in a 2009 pre-tax charge of $34 million, $21 million after tax, of which $29 million resulted from a premium paid for the redemption and $5 million resulted from the write-off of deferred debt issuance costs and other transaction costs. The charge was recorded in "Other, net" in our Consolidated Statements of Operations.

In 2008, DIRECTV U.S. issued $1.5 billion in senior notes, and borrowed $1 billion under a new Term Loan of its senior secured credit facility, resulting in proceeds, net of discount, of $2,490 million.

Venezuela Exchange Controls

In January 2010, the Venezuelan government announced the creation of a dual exchange rate system, including an exchange rate of 4.3 bolivars fuerte per U.S. dollar for most of the activities of our Venezuelan operations compared to an exchange rate of 2.15 Venezuelan bolivars fuerte prior to the announcement. As a result of this devaluation, we recorded a $6 million charge to net income in the year ended December 31, 2010 related to the adjustment of net bolivars fuerte denominated monetary assets to the new official exchange rate. We began reporting the operating results of our Venezuelan subsidiary in the first quarter of 2010 using the devalued rate of 4.3 bolivars fuerte per U.S. dollar. In December 2010, the Venezuelan government announced the elimination of the dual exchange rate system, eliminating the 2.6 bolivars fuerte per U.S. dollar preferential rate which was available for certain activities.

Companies operating in Venezuela are required to obtain Venezuelan government approval to exchange bolivars fuerte into U.S. dollars at the official rate. We have not been able to consistently exchange Venezuelan bolivars fuerte into U.S. dollars at the official rate and as a result, we have relied on a parallel exchange process to settle U.S. dollar obligations and to repatriate accumulated cash balances prior to its close. The rates implied by transactions in the parallel market, which was closed in May, 2010, were significantly higher than the official rate (6 to 7 bolivars fuerte per U.S. dollar). As a result, we recorded a $22 million charge in 2010, a $213 million charge in 2009 and a $29 million charge in 2008 in "General and administrative expenses" in the Consolidated Statements of Operations in connection with the exchange of accumulated Venezuelan cash balances to U.S. dollars using the parallel exchange process.

As a result of the closing of the parallel exchange process in May 2010, we have been unable to repatriate excess cash balances and we therefore realized lower charges for the repatriation of cash in 2010 and our Venezuelan subsidiary had Venezuelan bolivar fuerte denominated cash of $169 million at December 31,

2010, as compared to $33 million at December 31, 2009, based on the official exchange rate.

See "Liquidity and Capital Resources" below for additional information.

Sky Brazil Functional Currency

Based on cumulatively significant changes in economic facts and circumstances, we determined that the local Brazilian currency should be the functional currency of Sky Brazil for purposes of financial statement translation beginning in the second quarter of 2009. As a result of this change in functional currency, changes in exchange rates result in gain or losses, which we record in "Other, net" in the Consolidated Statements of Operations related to the revaluation of U.S. dollar denominated monetary assets and liabilities, such as cash deposits, notes payable and capital lease obligations held by Sky Brazil.

Other Than Temporary Impairment

In 2009, we recognized a $45 million charge for the other than temporary impairment of certain of our investments in "Other, net" in the Consolidated Statements of Operations.

Share Repurchase Program

Since 2006 our Board of Directors approved multiple authorizations for the repurchase of our common stock. The following table sets forth information regarding shares repurchased and retired for the years ended December 31:

	2010	2009	2008
	(Amounts in Millions, Except Per Share Amounts)		
Total cost of repurchased and retired shares	$5,179	$1,696	$3,174
Average price per share	38.20	23.79	24.12
Number of shares repurchased and retired	136	71	131

KEY TERMINOLOGY

Revenues. We earn revenues mostly from monthly fees we charge subscribers for subscriptions to basic and premium channel programming, HD programming and access fees, pay-per-view programming, and seasonal and live sporting events. We also earn revenues from monthly fees that we charge subscribers with multiple non-leased set-top receivers (which we refer to as mirroring fees), monthly fees we charge subscribers for leased set-top receivers, monthly fees we charge subscribers for digital video recorder, or DVR, service, hardware revenues from subscribers who lease or purchase set-top receivers from us, our published programming guide, warranty service fees and advertising services. Revenues are reported net of customer credits and discounted promotions.

Broadcast Programming and Other. These costs primarily include license fees for subscription service programming, pay-per-view programming, live sports and other events. Other costs include expenses associated with the publication and distribution of our programming guide, continuing service fees paid to third parties for active subscribers, warranty service costs and production costs for on-air advertisements we sell to third parties.

Subscriber Service Expenses. Subscriber service expenses include the costs of customer call centers, billing, remittance processing and certain home services expenses, such as in-home repair costs.

Broadcast Operations Expenses. These expenses include broadcast center operating costs, signal transmission expenses (including costs of collecting signals for our local channel offerings), and costs of monitoring, maintaining and insuring our satellites. Also included are engineering expenses associated with deterring theft of our signal.

Subscriber Acquisition Costs. These costs include the cost of set-top receivers and other equipment, commissions we pay to national retailers, independent satellite television retailers, dealers and telcos, and the cost of installation, advertising, marketing and customer call center expenses associated with the acquisition of new subscribers. Set-top receivers leased to new subscribers are capitalized in "Property and equipment, net" in the Consolidated Balance Sheets and depreciated over their useful lives. The amount of set-top receivers capitalized each period for subscriber acquisitions is included in "Cash paid for property and equipment" in the Consolidated Statements of Cash Flows.

Upgrade and Retention Costs. Upgrade and retention costs are associated with upgrade efforts for existing subscribers that we believe will result in higher average monthly revenue per subscriber, or ARPU, and lower churn. Our upgrade efforts include subscriber equipment upgrade programs for DVR, HD and HD DVR receivers and local channels, our multiple set-top receiver offer and similar initiatives. Retention costs also include the costs of installing and providing hardware under our movers program for subscribers relocating to a new residence. Set-top receivers leased to existing subscribers under upgrade and retention programs are capitalized in "Property and equipment, net" in the Consolidated Balance Sheets and depreciated over their useful lives. The amount of set-top receivers capitalized each period for upgrade and retention programs is included in "Cash paid for property and equipment" in the Consolidated Statements of Cash Flows.

General and Administrative Expenses. General and administrative expenses include departmental costs for legal, administrative services, finance, marketing and information technology. These costs also include expenses for bad debt and other operating expenses, such as legal settlements, and gains or losses from the sale or disposal of fixed assets.

Average Monthly Revenue Per Subscriber. We calculate ARPU by dividing average monthly revenues for the period (total revenues during the period divided by the number of months in the period) by average subscribers for the period. We calculate average subscribers for the period by adding the number of subscribers as of the beginning of the period and for each quarter end in the current year or period and dividing by the sum of the number of quarters in the period plus one.

Average Monthly Subscriber Churn. Average monthly subscriber churn represents the number of subscribers whose service is disconnected, expressed as a percentage of the average total number of subscribers. We calculate average monthly subscriber churn by dividing the average monthly number of disconnected subscribers for the period (total subscribers disconnected, net of reconnects, during the period divided by the number of months in the period) by average subscribers for the period.

Subscriber Count. The total number of subscribers represents the total number of subscribers actively subscribing to our service, including seasonal subscribers, subscribers who are in the process of relocating and commercial equivalent viewing units. In March 2008, we implemented a change in DIRECTV U.S.' commercial pricing and packaging to increase our competitiveness. As a result, during the first quarter of 2008, DIRECTV U.S. made a one-time downward adjustment to the subscriber count of approximately 71,000 subscribers related to commercial equivalent viewing units.

SAC. We calculate SAC, which represents total subscriber acquisition costs stated on a per subscriber basis, by dividing total subscriber acquisition costs for the period by the number of gross new subscribers acquired during the period. We calculate total subscriber acquisition costs for the period by adding together "Subscriber acquisition costs" expensed during the period and the amount of cash paid for equipment leased to new subscribers during the period.

EXECUTIVE OVERVIEW AND OUTLOOK

The United States and the other countries in which we operate are continuing to undergo a period of economic uncertainty. As discussed in "Competition" in Item 1, in addition to cable and satellite system operators, we are experiencing increasing competition from telcos and other emerging digital media distribution providers. Please refer to "Risk Factors" in Item 1A for a further discussion of risks which may affect forecasted results or our business generally.

DIRECTV U.S. Our revenue growth is generated by both increases in the average monthly rates we earn from subscribers, or ARPU, and increases in the total number of subscribers. In 2011, we expect revenue growth in the mid to high single digit percentage range.

In 2011, we expect that the anticipated growth in revenues will be partially offset by higher programming costs, including the costs associated with our contract with the NFL, resulting in operating profit before depreciation and amortization growth in the low to mid single digit percentage range.

In 2011, we expect capital expenditures to be slightly higher than in 2010.

DIRECTV Latin America. In 2011, we expect revenue and operating profit before depreciation and amortization growth of approximately 20%.

In 2011, we expect capital expenditures in Latin America to exceed 2010 capital expenditures due to higher gross subscriber additions, increased sales of advanced products and other infrastructure projects.

DIRECTV. At the consolidated DIRECTV level, we anticipate 2011 free cash flow, or cash provided by operating activities less capital expenditures, to be lower than in 2010. The anticipated improvement in operating profit before depreciation and amortization is expected to be offset by an increase in cash paid for income taxes, higher capital expenditures and higher expected interest expense.

Diluted earnings per common share is expected to grow in 2011 as a result of the anticipated growth in income from continuing operations resulting from higher operating profit before depreciation and amortization, lower depreciation and amortization and a continued decline in weighted average common shares outstanding due to anticipated share repurchases, partially offset by increased income tax and interest expense.

RESULTS OF OPERATIONS

Year Ended December 31, 2010 Compared with the Year Ended December 31, 2009

Consolidated Results of Operations

We discuss changes for each of our segments in more detail below.

Revenues. The following table presents our revenues by segment:

Revenues by segment:	2010	2009	Change $	Change %
	(Dollars in Millions)			
DIRECTV U.S.	$20,268	$18,671	$1,597	8.6%
DIRECTV Latin America	3,597	2,878	719	25.0%
Sports Networks, Eliminations and Other	237	16	221	NM*
Total Revenues	$24,102	$21,565	$2,537	11.8%

* Percentage not meaningful.

The increase in our total revenues was due to subscriber growth and higher ARPU at DIRECTV U.S., subscriber growth at DIRECTV Latin America, as well as the revenue generated by DIRECTV Sports Networks which we acquired in November 2009.

Operating profit before depreciation and amortization. The following table presents our operating profit (loss) before depreciation and amortization by segment:

Operating profit (loss) before depreciation and amortization by segment:	2010	2009	Change $	Change %
	(Dollars in Millions)			
DIRECTV U.S.	$5,216	$4,685	$ 531	11.3%
DIRECTV Latin America	1,164	697	467	67.0%
Sports Networks, Eliminations and Other	(2)	(69)	67	NM
Total operating profit before depreciation and amortization	$6,378	$5,313	$1,065	20.0%

The increase in total operating profit before depreciation and amortization was due to higher gross profit from the increase in revenues, lower charges in 2010 for foreign currency transactions at DIRECTV Latin America, offset by higher subscriber acquisition costs and upgrade and retention costs at both DIRECTV U.S and DIRECTV Latin America and higher general and administrative expenses at DIRECTV U.S.

Operating profit. The following table presents our operating profit (loss) by segment:

Operating profit (loss) by segment:	2010	2009	Change $	Change %
	(Dollars in Millions)			
DIRECTV U.S.	$3,290	$2,410	$ 880	36.5%
DIRECTV Latin America	623	331	292	88.2%
Sports Networks, Eliminations and Other	(17)	(68)	51	NM
Total operating profit	$3,896	$2,673	$1,223	45.8%

The increase in our operating profit was primarily due to the changes in operating profit before depreciation and amortization discussed above and lower depreciation and amortization expense at DIRECTV U.S. due to the completion of amortization of intangible assets and declining subscriber equipment capitalization, partially offset by increased depreciation at DIRECTV Latin America due to increased subscriber equipment capitalization.

Interest income. Interest income was $39 million in 2010 and $41 million in 2009.

Interest expense. The increase in interest expense to $557 million in 2010 from $423 million in 2009 was due to an increase in the average debt balances compared to 2009, partially offset by decreased interest rates. We capitalized interest costs of $6 million in 2010 and $18 million in 2009.

Liberty transaction and related gains (charges). In 2010, we recorded a $67 million net gain from the settlement of the equity collars and debt assumed as part of the Liberty Transaction. In 2009 we incurred $491 million in costs related to the Liberty Transaction, which is comprised of a $337 million premium paid to LEI shareholders, $111 million in net losses for the partial settlement and fair-value adjustments related to the equity collars and non-employee stock options and stock appreciation rights and $43 million of charges for transaction related costs.

Other, net. The significant components of "Other, net" were as follows:

	2010	2009	Change
	(Dollars in Millions)		
Equity in earnings of unconsolidated subsidiaries	$ 90	$ 51	$ 39
Net foreign currency transaction gain	11	62	(51)
Loss from impairment of investments	—	(45)	45
Fair-value adjustment loss on non-employee stock options	(11)	—	(11)
Loss on early extinguishment of debt	(16)	(34)	18
Net gain from sale of investments	6	—	6
Other	(11)	—	(11)
Total	$ 69	$ 34	$ 35

In 2010, Other, net increased due primarily to increased equity in earnings of unconsolidated subsidiaries due to our investment in GSN, the recognition of a charge for the other than temporary impairment of investments in 2009, and reduced losses on the early extinguishment of debt in 2010, partially offset by lower foreign currency transaction gain related to net U.S. dollar denominated liabilities held by Sky Brazil and fair-value adjustment loss on non-employee stock options in connection with the Liberty Transaction completed in 2009.

Income tax expense. The increase of income tax expense to $1,202 million in 2010 from $827 million in 2009 is primarily due to an increase in income before taxes, partially offset by tax benefits associated with the release of valuation allowances in certain foreign subsidiaries, multi-state income tax planning and recognition of previously unrecognized tax benefits. The increase was also offset by higher tax expense in the prior year primarily attributable to the non deductibility of the Liberty Transaction charge for tax purposes.

Noncontrolling interests in net earnings of subsidiaries. We recognized noncontrolling interest in net earnings of subsidiaries of $114 million in 2010 and $65 million in 2009 at Sky Brazil. Noncontrolling interest in net earnings of subsidiaries in 2010 increased due to higher net income at Sky Brazil and a net tax benefit attributable to the noncontrolling interest resulting from the release of a deferred income tax asset valuation allowance.

Earnings Per Share. Class A common stock earnings per share (DIRECTV Group common stock for the period January 1, 2009 through November 19, 2009) and weighted shares outstanding were as follows for the years ended December 31:

	2010	2009
	(Shares in Millions)	
Basic earnings attributable to DIRECTV Class A common stockholders per common share	$2.31	$0.96
Diluted earnings attributable to DIRECTV Class A common stockholders per common share	2.30	0.95
Weighted average number of Class A common shares outstanding		
Basic	870	982
Diluted	876	989

The increases in basic and diluted earnings per share for Class A common stock were due to higher net income attributable to DIRECTV, the charge recorded for the Liberty Transaction in 2009 and a reduction in weighted shares outstanding resulting from our share repurchase program and the effect of the Liberty Transaction, partially offset by the $160 million inducement in 2010 paid in connection with the Malone Transaction.

DIRECTV U.S. Segment

The following table provides operating results and a summary of key subscriber data for the DIRECTV U.S. segment:

	2010	2009	Change $	Change %
	(Dollars in Millions, Except Per Subscriber Amounts)			
Revenues	$20,268	$18,671	$1,597	8.6%
Operating costs and expenses				
Costs of revenues, exclusive of depreciation and amortization expense				
Broadcast programming and other	8,699	8,027	672	8.4%
Subscriber service expenses	1,340	1,268	72	5.7%
Broadcast operations expenses	273	274	(1)	(0.4)%
Selling, general and administrative expenses, exclusive of depreciation and amortization expense				
Subscriber acquisition costs	2,631	2,478	153	6.2%
Upgrade and retention costs	1,106	1,045	61	5.8%
General and administrative expenses	1,003	894	109	12.2%
Depreciation and amortization expense	1,926	2,275	(349)	(15.3)%
Total operating costs and expenses	16,978	16,261	717	4.4%
Operating profit	$ 3,290	$ 2,410	$ 880	36.5%
Other data:				
Operating profit before depreciation and amortization	$ 5,216	$ 4,685	$ 531	11.3%
Total number of subscribers (000's)	19,223	18,560	663	3.6%
ARPU	$ 89.71	$ 85.48	$ 4.23	4.9%
Average monthly subscriber churn %	1.53%	1.53%	—	0.0%
Gross subscriber additions (000's)	4,124	4,273	(149)	(3.5)%
Subscriber disconnections (000's)	3,461	3,334	127	3.8%
Net subscriber additions (000's)	663	939	(276)	(29.4)%
Average subscriber acquisition costs—per subscriber (SAC)	$ 796	$ 712	$ 84	11.8%

Subscribers. In 2010, gross subscriber additions decreased primarily due to the impact of the transition to digital broadcast in 2009 and lower additions from our regional telco partners as a result of a more challenging competitive environment. Net subscriber additions decreased from 2009 due to the decrease in gross additions and higher subscriber disconnections associated with the larger subscriber base. Average monthly subscriber churn remained unchanged from 1.53% in 2009.

Revenues. Our revenues increased as a result of higher ARPU and the larger subscriber base. The increase in ARPU resulted primarily from price increases on programming packages, higher HD and DVR service fees.

Operating profit before depreciation and amortization. The improvement of operating profit before depreciation and amortization was primarily due to the gross profit generated from the higher revenues, partially offset by higher subscriber acquisition and upgrade and retention costs and higher general and administrative expenses.

Broadcast programming and other costs increased due to the larger number of subscribers in 2010 and annual program supplier rate increases. Subscriber service expenses increased primarily due to a larger subscriber base in 2010 and costs associated with service quality improvement initiatives.

Subscriber acquisition costs increased from 2009 primarily due to higher subscriber demand for advanced products as well as increased dealer commissions. SAC per subscriber, which includes the cost of capitalized set-top receivers, increased primarily due to higher subscriber demand for advanced products and increased dealer commissions compared to 2009. Under our lease program, we capitalized $651 million of set-top receivers in 2010 and $564 million in 2009 for new subscriber acquisitions.

Upgrade and retention costs increased in 2010 due to increased marketing costs and costs related to advanced product upgrades. Under our lease program we capitalized $316 million of set-top receivers in 2010 and $419 million in 2009 for subscriber upgrades. The decrease in the capitalized amount of set-top receivers is due to a decrease in the cost of advanced products.

General and administrative expenses increased in 2010 primarily due to increased labor and benefit costs related to higher incentive compensation and increased headcount as well as higher bad debt expense associated with higher revenue.

Operating profit. The increase in operating profit was primarily due to higher operating profit before depreciation and amortization and lower depreciation and amortization expense in 2010 as a result of decreased subscriber equipment capitalization and completion of the amortization of subscriber related and orbital slot intangible assets.

DIRECTV Latin America Segment

The following table provides operating results and a summary of key subscriber data for the DIRECTV Latin America segment:

	2010	2009	Change $	Change %
	(Dollars in Millions, Except Per Subscriber Amounts)			
Revenues	$3,597	$2,878	$ 719	25.0%
Operating profit before depreciation and amortization	1,164	697	467	67.0%
Operating profit	623	331	292	88.2%
Other data:				
ARPU	$57.95	$57.12	$ 0.83	1.5%
Average monthly subscriber churn %	1.77%	1.75%	—	1.1%
Total number of subscribers (000's) (1)	5,808	4,588	1,220	26.6%
Gross subscriber additions (000's)	2,318	1,575	743	47.2%
Net subscriber additions (000's)	1,220	692	528	76.3%

(1) DIRECTV Latin America subscriber data exclude subscribers of the Sky Mexico platform. Net subscriber additions and churn exclude the effect of the migration of approximately 3,000 subscribers to Sky Mexico and the migration of approximately 16,000 subscribers from a local pay television service provider to Sky Brazil in 2009.

Gross subscriber additions increased in 2010 principally due to continued strong demand for advanced products and prepaid services, the effect of the FIFA World Cup soccer tournament as well as targeted customer promotions aimed at the middle-market segments. The increase in net subscriber additions was due to higher gross subscriber additions primarily in Brazil, Argentina, Colombia, Ecuador and Chile.

Revenues increased in 2010 primarily due to strong subscriber growth. ARPU increased mainly due to price increases and higher fees for HD and DVR services, partially offset by the effect of the devaluation in Venezuela and the increased penetration of the middle-market segment.

The higher operating profit before depreciation and amortization was primarily from the increased gross profit generated from the higher revenues, coupled with lower general and administrative expenses primarily due to a decrease of $191 million in the charges related to the exchange of Venezuelan currency. This was partially offset by an increase in subscriber acquisition costs due to a higher number of gross subscriber additions.

The increase in operating profit was primarily due to higher operating profit before depreciation and amortization, partially offset by higher depreciation and amortization expense resulting from an increase in basic and advanced product receivers capitalized related to the higher gross subscriber additions attained over the last year.

Sports Networks, Eliminations and Other

Operating loss from Sports Networks, Elimination and Other decreased to $17 million in 2010 from $68 million in 2009. Sports Networks, Eliminations and Other primarily consisted of corporate operating costs until November 19, 2009 when we completed the Liberty Transaction and acquired the RSNs.

Year Ended December 31, 2009 Compared with the Year Ended December 31, 2008

Consolidated Results of Operations

We discuss changes for each of our segments in more detail below.

Revenues. The following table presents our revenues by segment:

Revenues by segment:	2009	2008	Change $	Change %
	(Dollars in Millions)			
DIRECTV U.S.	$18,671	$17,310	$1,361	7.9%
DIRECTV Latin America	2,878	2,383	495	20.8%
Sports Networks, Eliminations and Other	16	—	16	NM
Total Revenues	$21,565	$19,693	$1,872	9.5%

The increase in our total revenues was due to subscriber growth and higher ARPU at DIRECTV U.S. and DIRECTV Latin America.

Operating profit before depreciation and amortization. The following table presents our operating profit (loss) before depreciation and amortization by segment:

Operating profit (loss) before depreciation and amortization by segment:	2009	2008	Change $	Change %
	(Dollars in Millions)			
DIRECTV U.S.	$4,685	$4,391	$294	6.7%
DIRECTV Latin America	697	690	7	1.0%
Sports Networks, Eliminations and Other	(69)	(66)	(3)	4.5%
Total operating profit before depreciation and amortization	$5,313	$5,015	$298	5.9%

The increase in total operating profit before depreciation and amortization was due to higher gross profit from the increase in revenues, partially offset by higher subscriber acquisition, upgrade and retention and general and administrative costs at both DIRECTV U.S. and DIRECTV Latin America.

Operating profit. The following table presents our operating profit (loss) by segment:

Operating profit (loss) by segment:	2009	2008	Change $	Change %
	(Dollars in Millions)			
DIRECTV U.S.	$2,410	$2,330	$ 80	3.4%
DIRECTV Latin America	331	426	(95)	(22.3)%
Sports Networks, Eliminations and Other	(68)	(61)	(7)	11.5%
Total operating profit	$2,673	$2,695	$(22)	(0.8)%

The decrease in our operating profit was primarily due to increased depreciation and amortization from the DIRECTV U.S. and DIRECTV Latin America set-top receiver lease programs, more than offsetting our increase in operating profit before depreciation and amortization.

Interest income. The decrease in interest income to $41 million in 2009 from $81 million in 2008 was due to lower interest rates and lower average cash balances due mostly to the use of cash to fund our share repurchase program.

Interest expense. The increase in interest expense to $423 million in 2009 from $360 million in 2008 was due to an increase in the average debt balance compared to 2008, partially offset by decreased interest rates. We capitalized $18 million of interest costs in both 2009 and 2008.

Liberty transaction and related gains (charges). In 2009 we incurred $491 million in costs related to the Liberty Transaction, which is comprised of a $337 premium paid to LEI shareholders, $111 million in net losses for the partial settlement and fair-value adjustments related to the equity collars and non-employee stock options and stock appreciation rights and $43 million of charges for transaction related costs.

Other, net. The significant components of "Other, net" were as follows:

	2009	2008	Change
	(Dollars in Millions)		
Equity in earnings of unconsolidated subsidiaries	$ 51	$55	$ (4)
Net foreign currency transaction gain	62	—	62
Loss from impairment of investments	(45)	—	(45)
Loss on early extinguishment of debt	(34)	—	(34)
Net gain (loss) from sale of investments	—	1	(1)
Other	—	(1)	1
Total	$ 34	$55	$(21)

In 2009, Other, net decreased due primarily to the recognition of a charge for the other than temporary impairment of investments, a loss on the early extinguishment of our 8.375% senior notes and decreased earnings from our unconsolidated subsidiaries, partially offset by a foreign currency transaction gain related to net U.S. dollar denominated liabilities held by Sky Brazil.

Income tax expense. The increase in the effective tax rate to 45% in 2009 from 35% in 2008 is primarily attributable to the non-recoverability of Liberty Transaction related charges.

Income from discontinued operations, net of taxes. During 2008, we recorded a net $6 million adjustment as a result of the expiration of the statute of limitations in the federal jurisdiction offset by the write-off of foreign incentive income tax benefits related to previously divested businesses.

Noncontrolling interests in net earnings of subsidiaries. We recognized noncontrolling interest in net earnings of subsidiaries of $65 million in 2009 and $92 million in 2008 at Sky Brazil. Noncontrolling interest in net earnings of subsidiaries in 2009 decreased due to lower net income at Sky Brazil.

Earnings Per Share. Class A common stock earnings per share (DIRECTV Group common stock for the period January 1, 2008 through November 19, 2009) and weighted shares outstanding were as follows for the years ended December 31:

	2009	2008
	(Shares in Millions)	
Basic earnings attributable to DIRECTV Class A common stockholders per common share	$0.96	$ 1.37
Diluted earnings attributable to DIRECTV Class A common stockholders per common share	0.95	1.37
Weighted average number of Class A common shares outstanding		
Basic	982	1,110
Diluted	989	1,114

The decreases in basic and diluted earnings per share for Class A common stock were due to lower net income attributable to DIRECTV, which was primarily due to the charge recorded for the Liberty Transaction in 2009, partially offset by the reduction in weighted shares outstanding resulting from our share repurchase program and the effect of the Liberty Transaction.

DIRECTV U.S. Segment

The following table provides operating results and a summary of key subscriber data for the DIRECTV U.S. segment:

	2009	2008	Change $	Change %
	(Dollars in Millions, Except Per Subscriber Amounts)			
Revenues	$18,671	$17,310	$1,361	7.9%
Operating costs and expenses				
Costs of revenues, exclusive of depreciation and amortization expense				
Broadcast programming and other	8,027	7,424	603	8.1%
Subscriber service expenses	1,268	1,139	129	11.3%
Broadcast operations expenses	274	265	9	3.4%
Selling, general and administrative expenses, exclusive of depreciation and amortization expense				
Subscriber acquisition costs	2,478	2,191	287	13.1%
Upgrade and retention costs	1,045	1,027	18	1.8%
General and administrative expenses	894	873	21	2.4%
Depreciation and amortization expense	2,275	2,061	214	10.4%
Total operating costs and expenses	16,261	14,980	1,281	8.6%
Operating profit	$ 2,410	$ 2,330	$ 80	3.4%
Other data:				
Operating profit before depreciation and amortization	$ 4,685	$ 4,391	$ 294	6.7%
Total number of subscribers (000's) (1)	18,560	17,621	939	5.3%
ARPU	$ 85.48	$ 83.90	$ 1.58	1.9%
Average monthly subscriber churn %	1.53%	1.47%	—	4.1%
Gross subscriber additions (000's)	4,273	3,904	369	9.5%
Subscriber disconnections (000's)	3,334	3,043	291	9.6%
Net subscriber additions (000's)	939	861	78	9.1%
Average subscriber acquisition costs—per subscriber (SAC)	$ 712	$ 715	$ (3)	(0.4)%

(1) As discussed above in "Key Terminology," during 2008, we had a one-time downward adjustment to our subscriber count of approximately 71,000 subscribers related to commercial equivalent viewing units. This adjustment did not affect our revenue,

operating profit, cash flows, net subscriber additions or average monthly subscriber churn.

Subscribers. In 2009, gross subscriber additions increased primarily due to more aggressive promotions, marketing of the AT&T/DIRECTV bundle which began in February 2009, higher demand for advanced services and the impact of the transition to digital programming by broadcasters in the first half of 2009. Net subscriber additions increased from 2008 primarily due to the increase in gross additions, partially offset by higher subscriber disconnections due to a higher average monthly churn rate on a larger subscriber base. Average monthly subscriber churn increased primarily due to stricter upgrade and retention policies for existing customers as well as more aggressive competitor promotions combined with a weaker economy.

Revenues. DIRECTV U.S.' revenues increased as a result of the larger subscriber base and higher ARPU. The increase in ARPU resulted primarily from price increases on programming packages, higher HD and DVR product penetration, partially offset by more competitive customer promotions, the elimination of satellite lease revenue and lower premium movie package buy rates.

Operating profit before depreciation and amortization. The improvement of operating profit before depreciation and amortization was primarily due to the gross profit generated from the higher revenues, partially offset by higher subscriber acquisition costs principally related to the increase in gross subscriber additions.

Broadcast programming and other costs increased due to the larger number of subscribers in 2009 and annual program supplier rate increases. Subscriber service expenses increased primarily due to a larger subscriber base in 2009 and costs associated with service quality improvement initiatives.

Subscriber acquisition costs increased primarily due to an increase in gross subscriber additions compared to 2008 and increased marketing and advertising costs. SAC per subscriber, which includes the cost of capitalized set-top receivers, decreased primarily due to lower set-top receiver costs and greater savings related to the increased usage of refurbished set-top receivers through our lease program.

Upgrade and retention costs increased in 2009 primarily due to the larger subscriber base, partially offset by decreased installation costs and decreased spending on other programs due to stricter spending policies.

General and administrative expenses increased in 2009 primarily due to increased labor and benefit expense from the increase in headcount within our owned and operated home service provider installation business, partially offset by a $14 million charge in 2008 for the write-off of accounts receivable for equipment and other costs incurred to effect the orderly transition of services from one of our home service providers that ceased operations.

Operating profit. The increase in operating profit was primarily due to higher operating profit before depreciation and amortization, partially offset by higher depreciation and amortization expense in 2009 resulting from the capitalization of set-top receivers under the lease program.

DIRECTV Latin America Segment

The following table provides operating results and a summary of key subscriber data for the DIRECTV Latin America segment:

	2009	2008	Change $	Change %
	(Dollars in Millions, Except Per Subscriber Amounts)			
Revenues	$2,878	$2,383	$ 495	20.8%
Operating profit before depreciation and amortization	697	690	7	1.0%
Operating profit	331	426	(95)	(22.3)%
Other data:				
ARPU	$57.12	$55.07	$2.05	3.7%
Average monthly subscriber churn % (1)	1.75%	1.78%	—	(1.7)%
Total number of subscribers (000's) (2)	4,588	3,883	705	18.2%
Gross subscriber additions (000's)	1,575	1,393	182	13.1%
Net subscriber additions (000's)	692	623	69	11.1%

(1) In the year ended December 31, 2008, DIRECTV Latin America had a subscriber adjustment totaling 78,000 subscribers in Sky Brazil as a result of the inconsistent application of churn policies in previous periods and the completion of the Sky Brazil and DIRECTV Brazil business integration.

(2) DIRECTV Latin America subscriber data excludes subscribers of the Sky Mexico platform. We migrated approximately 3,000 subscribers from DIRECTV Latin America to Sky Mexico during 2009 and migrated

approximately 19,000 subscribers from DIRECTV Latin America to Sky Mexico during 2008. Additionally, we migrated approximately 16,000 subscribers from a local pay television service provider in Latin America to Sky Brazil during 2009. Net subscriber additions as well as churn exclude the effect of these migrations.

The increase in net subscriber additions was due to strong subscriber demand across the region, particularly in Colombia, Brazil and Puerto Rico, increased demand for DVR, HD and pre-paid services, as well as targeted customer promotions. The decrease in average monthly subscriber churn was primarily due to two downward subscriber adjustments in 2008 totaling 78,000 subscribers. Excluding these subscriber adjustments, churn would have increased 17 basis points principally due to the growth of DTVLA's prepaid business.

Revenues increased in 2009 primarily due to strong subscriber and ARPU growth. ARPU increased mainly due to price increases in Venezuela, Brazil and Argentina, as well as higher fees for HD and DVR services, partially offset by foreign currency devaluations, particularly in Brazil and Argentina.

The higher operating profit before depreciation and amortization is primarily due to the gross profit generated from the higher revenues, partially offset by higher general and administrative expense due primarily to $213 million in currency related transaction fees in Venezuela, an increase in subscriber acquisition costs mostly due to an increase in gross subscriber additions and higher subscriber service costs primarily related to customer service improvement initiatives and the larger subscriber base.

The lower operating profit was primarily due to the increase in operating profit before depreciation and amortization, offset by higher depreciation and amortization expense primarily due to an increase in basic and advance product receivers leased over the last year.

Sports Networks, Eliminations and Other

Operating loss from Sports Networks, Elimination and Other increased to $68 million in 2009 from $61 million in 2008. Sports Networks, Eliminations and Other primarily consisted of corporate operating costs until November 19, 2009 when we completed the Liberty Transaction and acquired the RSNs.

LIQUIDITY AND CAPITAL RESOURCES

Our principal sources of liquidity are our cash, cash equivalents and the cash flow that we generate from our operations. Additionally, from 2008 to 2010 we completed multiple financing transactions that have resulted in approximately $10.5 billion of net cash proceeds. We have also experienced significant growth in net cash provided by operating activities and free cash flow. We expect that net cash provided by operating activities will continue to grow and believe that our existing cash balances and cash provided by operations will be sufficient to fund our existing business plan. Additionally, in February 2011, DIRECTV U.S. entered into a new $2 billion revolving credit facility, which is available until 2016. We may borrow under this facility to fund share repurchases or to fund strategic investment opportunities should they arise.

At December 31, 2010, our cash and cash equivalents totaled $1.5 billion compared with $2.6 billion at December 31, 2009.

As a measure of liquidity, the current ratio (ratio of current assets to current liabilities) was 0.96 at December 31, 2010 and 0.89 at December 31, 2009. Working capital improved by $449 million to a $197 million deficit at December 31, 2010 from a deficit of $646 million at December 31, 2009. The improvement during the period was mostly due to the decrease in our current debt balance due to the repayment of debt and the related equity collars as part of the Liberty Transaction.

Summary Cash Flow Information

	Years Ended December 31,		
	2010	2009	2008
	(Dollars in Millions)		
Net cash provided by operating activities	$ 5,206	$ 4,431	$ 3,910
Net cash used in investing activities	(3,099)	(2,194)	(2,388)
Net cash used in financing activities	(3,210)	(1,637)	(600)
Free cash flow:			
Net cash provided by operating activities	$ 5,206	$ 4,431	$ 3,910
Less: Cash paid for property, equipment and satellites	(2,416)	(2,071)	(2,229)
Free cash flow	$ 2,790	$ 2,360	$ 1,681

Cash Flows Provided By Operating Activities

The increases in net cash provided by operating activities in 2010 and 2009 were primarily due to our higher operating profit before depreciation and amortization, which resulted from the higher gross profit generated from an increase in revenues. Cash paid for income taxes was $705 million in 2010, $484 million in 2009 and $706 million in 2008. The increase in cash paid for income taxes in 2010 resulted mainly from increased income from continuing operations and prior year tax credits taken in 2009.

Cash Flows Used In Investing Activities

During 2008 and 2009, we experienced a reduction in set-top receiver costs and benefited from the use of refurbished set-top receivers from the DIRECTV U.S. lease program, which resulted in a reduction in capital expenditures for property and equipment in 2008 and 2009. From 2009 to 2010, capital expenditures for set-top receivers at DIRECTV U.S. remained relatively consistent.

During 2008, 2009 and 2010, DIRECTV U.S. was in the process of constructing three satellites. Two of those satellites have been completed and placed into service. We expect to place the third satellite in service in the second half of 2013.

Capital expenditures in Latin America for set-top receivers provided to subscribers increased during 2008, 2009 and 2010. Part of our business strategy in Latin America is to increase advanced product and multi-box installations; therefore, our capital expenditures in Latin America are expected to continue to increase.

Additionally, in 2010, we paid $617 million for investments in companies, net of cash acquired, primarily for the purchase of Globo's approximate 19% interest in Sky Brazil. We paid $37 million in 2009 and $204 million in 2008 for investments, net of cash acquired, in various other companies and $97 million, net of cash acquired, as part of the Liberty Transaction in 2009. These transactions are described in Note 3 of the Notes to the Consolidated Financial Statements in Part II, Item 8 of this Annual Report. Our cash spending on investment in companies is discretionary and we may fund strategic investment opportunities should they arise in the future.

Cash Flows Used in Financing Activities

Under stock repurchase plans approved by our Board of Directors, we completed the repurchase of our Class A common stock as follows: $5,111 million in 2010, $1,696 million during 2009 and $3,174 million during 2008. In the first quarter of 2011, we announced a new repurchase program authorization of $6 billion. We may make purchases under this program in the open market, through negotiated transactions or otherwise. The timing, nature and amount of such transactions will depend on a variety of factors, including market conditions, and the program may be suspended, discontinued or accelerated at any time. The sources of funds for the purchases under the remaining authorization are our existing cash on hand, cash from operations and potential additional borrowings.

During 2010, we had $5,978 million of net cash proceeds from the issuance of senior notes. We also repaid $2,323 million of our long-term debt, and paid approximately $1,537 million to settle the debt and related equity collars assumed as part of the Liberty Transaction. During 2009, we had $1,990 million of net cash proceeds from the issuance of senior notes. We also repaid $1,018 million of our long-term debt, and paid approximately $751 million to settle a portion of the debt and related equity collars assumed as part of the Liberty Transaction. In 2008, we had $2,490 million of net cash proceeds from the issuance of senior notes and borrowings under DIRECTV U.S.' senior secured credit facility. We also repaid $53 million of our long-term debt during 2008.

We anticipate additional borrowings in the future in order to achieve our target of outstanding long-term debt of 2.5 times DIRECTV U.S. operating profit before depreciation and amortization.

Free Cash Flow

Free cash flow increased in 2010 as compared to 2009 due to an increase in net cash provided by operating activities described above, partially offset by an increase in capital expenditures. The increase in capital expenditures resulted primarily from an increase in subscriber leased equipment, satellite and other infrastructure at DTVLA.

Debt

At December 31, 2010, we had $10,510 million in total outstanding borrowings, bearing a weighted average interest rate of 5.4%. Our outstanding borrowings primarily consist of notes payable issued by DIRECTV U.S. as more fully described in Note 9 of the Notes to the Consolidated Financial Statements in Item 8, Part II of this Annual Report, which we incorporate herein by reference.

Our notes payable and short-term borrowings mature as follows: $38 million in 2011, $1,000 million in 2014, $2,200 million in 2015 and $7,300 million thereafter.

Revolving Credit Facility

In February 2011, DIRECTV U.S.' senior secured credit facility was terminated and replaced by a new 5 year, $2.0 billion revolving credit facility. We pay a commitment fee of .30% per year for the unused commitment under the revolving credit facility, and borrowings will bear interest at an annual rate of (i) the London interbank offer rate (LIBOR) (or for Euro advances the EURIBOR rate) plus 1.50% or at our option (ii) the higher of the prime rate plus 0.50% or the Fed Funds Rate plus 1.00%. The commitment fee and the annual interest rate may be increased or decreased under certain conditions, which include changes in DIRECTV U.S.' long-term, unsecured debt ratings. The revolving credit facility is unsecured and has been fully and unconditionally guaranteed, jointly and severally, by substantially all of DIRECTV U.S.' current and certain of its future domestic subsidiaries on a senior unsecured basis.

Covenants and Restrictions. The revolving credit facility requires DIRECTV U.S. to maintain at the end of each fiscal quarter a specified ratio of indebtedness to adjusted net income. The revolving credit facility also includes covenants that restrict DIRECTV U.S.' ability to, among other things, (i) incur additional subsidiary indebtedness, (ii) incur liens, (iii) enter into certain transactions with affiliates, (iv) merge or consolidate with another entity, (v) sell, assign, lease or otherwise dispose of all or substantially all of its assets, and (vi) change its lines of business. Additionally, the senior notes contain restrictive covenants that are similar. Should DIRECTV U.S. fail to comply with these covenants, all or a portion of its borrowings under the senior notes could become immediately payable and its revolving credit facility could be terminated. As of February 7, 2011, the closing date of the revolving credit facility, DIRECTV U.S. was in compliance with all such covenants. The senior notes and revolving credit facility also provide that the borrowings may be required to be prepaid if certain change-in-control events occur.

Contingencies

National Football League Strike or Lockout. DIRECTV U.S. has a contract with the National Football League for the exclusive rights to distribute the NFL Sunday Ticket Package to DIRECTV U.S. subscribers. The NFL's collective bargaining agreement with its players expires before the beginning of the 2011-2012 NFL season. If there is a players' strike or an owners' lockout and no games are played or a reduced schedule is played, DIRECTV U.S. would still be obligated to make certain contractual payments to the NFL for such season. DIRECTV U.S. subscriber revenues would decrease if NFL games are not played or a full season is lost and cash flows from operating activities would decrease from lower revenues as well as our continuing obligation to make certain contractual payments to the NFL. DIRECTV U.S. will be able to partially offset these payments through provisions such as credits in the following year, reimbursements for games not played and its rights to an extra season if the entire season is cancelled, but in the near term a strike or lockout could have a material adverse effect on our cash flows from operating activities primarily due to payments we may have to make to the NFL, including minimum contractual obligations, an optional advance payment that may be requested by the NFL and the loss of subscriber revenue, as well as possibly resulting in reduced subscriber additions and higher churn.

Venezuela devaluation and exchange controls. In January 2010, the Venezuelan government announced the creation of a dual exchange rate system, including an exchange rate of 4.3 bolivars fuerte per U.S. dollar for most of the activities of our Venezuelan operations compared to an exchange rate of 2.15 Venezuelan bolivars fuerte prior to the announcement. As a result of this devaluation, we recorded a $6 million charge to net income in the year ended December 31, 2010 related to the adjustment of net bolivars fuerte denominated monetary assets to the new official exchange rate. We began reporting the operating results of our Venezuelan subsidiary in the first quarter of 2010 using the devalued rate of 4.3 bolivars fuerte per U.S. dollar. In December 2010, the Venezuelan government announced the elimination of the dual exchange rate system, eliminating the 2.6 bolivars fuerte per U.S. dollar preferential rate which was available for certain activities.

Companies operating in Venezuela are required to obtain Venezuelan government approval to exchange Venezuelan bolivars fuerte into U.S. dollars at the official rate. We have not been able to consistently exchange Venezuelan bolivars fuerte into U.S. dollars at the official rate and as a result, we have relied on a parallel exchange process to settle U.S. dollar obligations and to repatriate accumulated cash balances prior to its close. The rates implied by transactions in the parallel market, which was closed in May 2010, were significantly higher than the official rate (6 to 7 bolivars fuerte per U.S. dollar). As a result, we recorded a $22 million charge in 2010, a $213 million charge in 2009 and a $29 million charge in 2008 in "General and administrative expenses" in the Consolidated Statements of Operations in connection with the exchange of accumulated Venezuelan cash balances to U.S. dollars using the parallel exchange process.

As a result of the closing of the parallel exchange process in May 2010, we have been unable to repatriate excess cash balances and as a result, we have realized lower charges for the repatriation of cash in 2010 and our Venezuelan subsidiary had accumulated Venezuelan bolivars fuerte denominated cash of $169 million at December 31, 2010, as compared to $33 million at December 31, 2009 using the official exchange rate.

In June 2010, the Venezuelan government established the SITME, an alternative to the official process for exchanging foreign currency. Venezuelan entities can purchase U.S. dollar denominated securities through the SITME; however, trading volume is limited to $50,000 per day with a maximum equivalent of $350,000 in a calendar month, subject to certain limitations. The SITME has established a weighted average implicit exchange rate of approximately 5.3 bolivars fuerte per U.S. dollar.

As a result of these recent developments, our ability to pay U.S. dollar denominated obligations and repatriate cash generated in Venezuela in excess of local operating requirements is limited, resulting in an increase in the cash balance at our Venezuelan subsidiary. We expect to continue our practice of repatriating cash generated in Venezuela in excess of local operating requirements. At such time that exchange controls are eased, accumulated cash balances may ultimately be repatriated at less than their currently reported value, as the official exchange rate has not changed despite continuing high inflation in Venezuela. These conditions are also expected to affect growth in our Venezuelan business which is dependent on our ability to purchase set-top boxes and other components using U.S. dollars.

Using the official 4.3 bolivars fuerte per U.S. dollar exchange rate as of December 31, 2010, our Venezuelan subsidiary had net Venezuelan bolivar fuerte denominated monetary assets of $85 million in excess of Venezuelan bolivar fuerte denominated monetary liabilities, including cash of $169 million as of December 31, 2010.

Income taxes. During 2010, we entered into an agreement with a former owner to settle certain tax contingencies. As a result of this settlement we recorded a benefit of $39 million in "Income tax expense" in the Consolidated Statements of Operations during the year ended December 31, 2010.

Globo. As discussed in Note 19 of the Notes to the Consolidated Financial Statements in Part II, Item 8 of this Annual Report, Globo has the right to exchange its remaining Sky Brazil shares for cash or our common shares. If Globo exercises this right, we have the option to elect to pay the consideration in cash, shares of our common stock, or a combination of both.

Other. Several factors may affect our ability to fund our operations and commitments that we discuss in "Contractual Obligations", "Off-Balance Sheet Arrangements" and "Contingencies" below. In addition, our future cash flows may be reduced if we experience, among other things, significantly higher subscriber additions than planned, increased subscriber churn or upgrade and retention costs, higher than planned capital expenditures for satellites and broadcast equipment, or satellite anomalies or signal theft. Additionally, DIRECTV U.S.' ability to borrow under its revolving credit facility is contingent upon DIRECTV U.S. meeting a financial and other covenants associated with its facility as more fully described above.

CONTRACTUAL OBLIGATIONS

The following table sets forth our contractual obligations as of December 31, 2010, including the future periods in which payments are expected. Additional details regarding these obligations are provided in the Notes to the Consolidated Financial Statements in Part II, Item 8 referenced in the table.

Contractual Obligations	Total	Payments Due By Period			
		Less than 1 year	1-3 years	3-5 years	More than 5 years
	(Dollars in Millions)				
Long-term debt obligations (Note 9) (a)	$16,788	$ 613	$1,154	$2,053	$12,968
Purchase obligations (Note 19) (b)	9,001	2,029	3,780	2,182	1,010
Operating lease obligations (Note 19) (c)	434	77	123	82	152
Capital lease obligations (Note 11)	877	95	183	164	435
Other long-term liabilities reflected on the Consolidated Balance Sheets under GAAP (Note 19) (d)	136	136	—	—	—
Total	$27,236	$2,950	$5,240	$4,481	$14,565

(a) Long-term debt obligations include interest calculated based on the rates in effect at December 31, 2010, however, the obligations do not reflect potential prepayments required under its indentures.

(b) Purchase obligations consist primarily of broadcast programming commitments, regional professional team rights agreements, service contract commitments and satellite launch contracts. Broadcast programming commitments include guaranteed minimum contractual commitments that are typically based on a flat fee or a minimum number of required subscribers subscribing to the related programming. Actual payments may exceed the minimum payment requirements if the actual number of subscribers subscribing to the related programming exceeds the minimum amounts. Service contract commitments include minimum commitments for the purchase of services that have been outsourced to third parties, such as billing services, telemetry, tracking and control services and broadcast center services. In most cases, actual payments, which are typically based on volume, usually exceed these minimum amounts.

(c) Certain of the operating leases contain escalation clauses and renewal or purchase options, which we do not consider in the amounts disclosed.

(d) Payments due by period for other long-term liabilities reflected on the Consolidated Balance Sheet under GAAP do not include payments that could be made related to our net unrecognized tax benefits liability, which amounted to $362 million as of December 31, 2010. The timing and amount of any future payments is not reasonably estimable, as such payments are dependent on the completion and resolution of examinations with tax authorities. We do not expect a significant payment related to these obligations within the next twelve months.

OFF-BALANCE SHEET ARRANGEMENTS

As of December 31, 2010, we were contingently liable under standby letters of credit and bonds in the aggregate amount of $85 million primarily related to insurance deductibles.

CONTINGENCIES

For a discussion of "Contingencies", see Note 19 of the Notes to the Consolidated Financial Statements in Part II, Item 8 of this Annual Report, which we incorporate herein by reference.

CERTAIN RELATIONSHIPS AND RELATED-PARTY TRANSACTIONS

For a discussion of "Certain Relationships and Related-Party Transactions," see Note 17 of the Notes to the Consolidated Financial Statements in Part II, Item 8 of this Annual Report, which we incorporate herein by reference.

CRITICAL ACCOUNTING ESTIMATES

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates, judgments and assumptions that affect amounts reported. Management bases its estimates, judgments and assumptions on historical experience and on various other factors that are believed to be reasonable under the circumstances. Due to the inherent uncertainty involved in making estimates, actual results reported for future periods may be affected by changes in those estimates. The following represents what we believe are the critical accounting policies that may involve a higher degree of estimation, judgment and complexity. For a summary of our significant accounting policies, including those discussed below, see Note 2 of the Notes to the Consolidated Financial Statements in Part II, Item 8 of this Annual Report.

Income Taxes. We must make certain estimates and judgments in determining provisions for income taxes. These estimates and judgments occur in the calculation of tax credits, tax benefits and deductions, and in the calculation of certain tax assets and liabilities, which arise from differences in the timing of recognition of revenue and expense for tax and financial statement purposes.

We assess the recoverability of deferred tax assets at each reporting date and where applicable, record a valuation allowance to reduce the total deferred tax asset to an amount that will, more-likely-than-not, be realized in the future. Our assessment includes an analysis of whether deferred tax assets will be realized in the ordinary course of operations based on the available positive and negative evidence, including the scheduling of deferred tax liabilities and forecasted income from operating activities. The underlying assumptions we use in forecasting future taxable income require significant judgment. In the event that actual income from operating activities differs from forecasted amounts, or if we change our estimates of forecasted income from operating activities, we could record additional charges or reduce allowances in order to adjust the carrying value of deferred tax assets to their realizable amount. Such adjustments could be material to our consolidated financial statements.

In addition, the recognition of a tax benefit for tax positions involves dealing with uncertainties in the application of complex tax regulations. Judgment is required in assessing the future tax consequences of events that have been recognized in our financial statements or tax returns. We provide for taxes for uncertain tax positions where assessments have not been received. We believe such tax reserves are adequate in relation to the potential for additional assessments. Once established, we adjust these amounts only when more information is available or when an event occurs necessitating a change to the reserves. Future events such as changes in the facts or law, judicial decisions regarding the application of existing law or a favorable audit outcome will result in changes to the amounts provided.

Contingent Matters. Determining when, or if, an accrual should be recorded for a contingent matter, including but not limited to legal and tax issues, and the amount of such accrual, if any, requires a significant amount of management judgment and estimation. We develop our judgments and estimates in consultation with outside counsel based on an analysis of potential outcomes. Due to the uncertainty of determining the likelihood of a future event occurring and the potential financial statement impact of such an event, it is possible that upon further development or resolution of a contingent matter, we could record a charge in a future period that would be material to our consolidated financial statements.

Depreciable Lives of Leased Set-Top Receivers. We currently lease most set-top receivers provided to new and existing subscribers and therefore capitalize the cost of those set-top receivers. We depreciate capitalized set-top receivers at DIRECTV U.S. over a three year estimated useful life, which is based on, among other things, management's judgment of the risk of technological obsolescence. Changes in the estimated useful lives of set-top receivers capitalized could result in significant changes to the amounts recorded as depreciation expense. We regularly evaluate the estimated useful life of our set-top receivers and it is possible that we may change the useful life of set-top receivers at DIRECTV U.S. in the near term. If we had changed the depreciable life of DIRECTV U.S.' set-top receivers as of January 1, 2010 to four years, annual depreciation for 2010 would have decreased by over $300 million.

Valuation of Long-Lived Assets. We evaluate the carrying value of long-lived assets to be held and used, other than goodwill and intangible assets with indefinite lives, when events and circumstances warrant such a review. We consider the carrying value of a long-lived asset impaired when the anticipated undiscounted future cash flow from such asset is separately identifiable and is less than its carrying value. In that event, we recognize a loss based on the amount by which the carrying value exceeds the fair value of the long-lived asset. We determine fair value primarily using the estimated future cash flows associated with the asset under review, discounted at a rate commensurate with the risk involved, and other valuation techniques. We determine losses on long-lived assets to be disposed of in a similar manner, except that we reduce the fair value for the cost of disposal. Changes in estimates of future cash flows could result in a write-down of the asset in a future period.

Valuation of Goodwill and Intangible Assets with Indefinite Lives. We evaluate the carrying value of goodwill and intangible assets with indefinite lives annually in the fourth quarter or more frequently when events and circumstances change that would more likely than not result in an impairment loss. We completed our annual impairment testing during the fourth quarter of 2010, and determined that there was no impairment of goodwill or intangible assets with indefinite lives. As of December 31, 2010, the fair value of each reporting unit and our intangible assets with indefinite lives significantly exceed their carrying values. See Note 6 of the Notes to the Consolidated Financial Statements in Part II, Item 8 of this Annual Report, which we incorporate herein by reference.

The goodwill evaluation requires the estimation of the fair value of reporting units where we record goodwill. We determine fair values primarily using estimated cash flows discounted at a rate commensurate with the risk involved, when appropriate. Estimation of future cash flows requires significant judgment about future operating results, and can vary significantly from one evaluation to the next. Risk adjusted discount rates are not fixed and are subject to change over time. As a result, changes in estimated future cash flows and/or changes in discount rates could result in a write-down of goodwill or intangible assets with indefinite lives in a future period which could be material to our consolidated financial statements.

ACCOUNTING CHANGES AND NEW ACCOUNTING PRONOUNCEMENTS

For a discussion of accounting changes and new accounting pronouncements see Note 2 of the Notes to the Consolidated Financial Statements in Part II, Item 8 of this Annual Report, which we incorporate herein by reference.

***

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The following discussion and the estimated amounts generated from the sensitivity analyses referred to below include forward-looking statements of market risk which assume for analytical purposes that certain adverse market conditions may occur. Actual future market conditions may differ materially from such assumptions and the amounts noted below are the result of analyses used for the purpose of assessing possible risks and the mitigation thereof. Accordingly, you should not consider the forward-looking statements as our projections of future events or losses.

General

Our cash flows and earnings are subject to fluctuations resulting from changes in foreign currency exchange rates, interest rates and changes in the market value of our equity investments. We manage our exposure to these market risks through internally established policies and procedures and, when deemed appropriate, through the use of derivative financial instruments. We enter into derivative instruments only to the extent considered necessary to meet our risk management objectives, and do not enter into derivative contracts for speculative purposes.

Foreign Currency Risk

We generally conduct our business in U.S. dollars with some business conducted in a variety of foreign currencies and therefore we are exposed to fluctuations in foreign currency exchange rates. Our objective in managing our exposure to foreign currency changes is to reduce earnings and cash flow volatility associated with foreign exchange rate fluctuations. Accordingly, we may enter into foreign exchange contracts to mitigate risks associated with foreign currency denominated assets, liabilities, commitments and anticipated foreign currency transactions. The gains and losses on derivative foreign exchange contracts offset changes in value of the related exposures. As of December 31, 2010, we had no significant foreign currency exchange contracts outstanding. The impact of a hypothetical 10% adverse change in exchange rates on our net assets would be a loss of $121 million, net of taxes, at December 31, 2010, a significant portion of which would be recorded in "Foreign currency translation activity during the period" in our Consolidated Statement of Changes in Stockholders' Equity.

Interest Rate Risk

From time to time, we may be subject to fluctuating interest rates for variable rate borrowings, which may adversely impact our consolidated results of operations and cash flows. We had outstanding debt of $10,510 million at December 31, 2010, which mostly consisted of DIRECTV U.S.' fixed rate borrowings.

***

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of DIRECTV
El Segundo, California

We have audited the accompanying consolidated balance sheets of DIRECTV ("the Company") as of December 31, 2010 and 2009, and the related consolidated statements of operations, changes in stockholders' equity (deficit), comprehensive income, and cash flows for each of the three years in the period ended December 31, 2010. Our audits also included the financial statement schedule listed in the Index at Item 15. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of DIRECTV at December 31, 2010 and 2009, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2010, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 25, 2011 expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ DELOITTE & TOUCHE LLP

Los Angeles, California
February 25, 2011

DIRECTV

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended December 31,		
	2010	2009	2008
	(Dollars in Millions, Except Per Share Amounts)		
Revenues	$24,102	$21,565	$19,693
Operating costs and expenses			
Costs of revenues, exclusive of depreciation and amortization expense			
Broadcast programming and other	10,074	9,064	8,298
Subscriber service expenses	1,681	1,525	1,290
Broadcast operations expenses	350	341	360
Selling, general and administrative expenses, exclusive of depreciation and amortization expense			
Subscriber acquisition costs	3,005	2,773	2,429
Upgrade and retention costs	1,169	1,092	1,058
General and administrative expenses	1,445	1,457	1,243
Depreciation and amortization expense	2,482	2,640	2,320
Total operating costs and expenses	20,206	18,892	16,998
Operating profit	3,896	2,673	2,695
Interest income	39	41	81
Interest expense	(557)	(423)	(360)
Liberty transaction and related gains (charges)	67	(491)	—
Other, net	69	34	55
Income from continuing operations before income taxes	3,514	1,834	2,471
Income tax expense	(1,202)	(827)	(864)
Income from continuing operations	2,312	1,007	1,607
Income from discontinued operations, net of taxes	—	—	6
Net income	2,312	1,007	1,613
Less: Net income attributable to noncontrolling interest	(114)	(65)	(92)
Net income attributable to DIRECTV	$ 2,198	$ 942	$ 1,521

CONSOLIDATED STATEMENTS OF OPERATIONS—(continued)

	2010	2009	2008
	Years Ended December 31, (Dollars in Millions, Except Per Share Amounts)		
Net income attributable to common stockholders:			
Income from continuing operations, net of taxes, attributable to DIRECTV Class A common stockholders (DIRECTV Group common stockholders for the year ended December 31, 2008 and the period January 1, 2009 through November 19, 2009)	$ 2,014	$ 942	$ 1,515
Income from continuing operations, net of taxes, attributable to DIRECTV Class B common stockholders, for the period of November 19, 2009 through June 16, 2010, including $160 million exchange inducement value for the Malone Transaction in 2010	184	—	—
Income from discontinued operations, net of taxes	—	—	6
Net income attributable to DIRECTV	$ 2,198	$ 942	$ 1,521
Basic earnings attributable to DIRECTV Class A common stockholders per common share (DIRECTV Group common shares for the year ended December 31, 2008 and for the period January 1, 2009 through November 19, 2009):			
Income from continuing operations	$ 2.31	$ 0.96	$ 1.36
Income from discontinued operations, net of taxes	—	—	0.01
Net income	$ 2.31	$ 0.96	$ 1.37
Diluted earnings attributable to DIRECTV Class A common stockholders per common share (DIRECTV Group common shares for the year ended December 31, 2008 and for the period January 1, 2009 through November 19, 2009):			
Income from continuing operations	$ 2.30	$ 0.95	$ 1.36
Income from discontinued operations, net of taxes	—	—	0.01
Net income	$ 2.30	$ 0.95	$ 1.37
Basic and diluted earnings (loss) attributable to DIRECTV Class B common stockholders per common share, for the period of November 19, 2009 through June 16, 2010, including $160 million exchange inducement value for the Malone Transaction in 2010:			
Income (loss) from continuing operations	$ 8.44	$ (0.02)	$ —
Weighted average number of Class A common shares outstanding (in millions)			
Basic	870	982	1,110
Diluted	876	989	1,114
Weighted average number of Class B common shares outstanding, for the period of November 19, 2009 through June 16, 2010 (in millions)			
Basic	22	22	—
Diluted	22	22	—
Weighted average number of total common shares outstanding (in millions):			
Basic	880	985	1,110
Diluted	886	992	1,114

The accompanying notes are an integral part of these Consolidated Financial Statements.

DIRECTV

CONSOLIDATED BALANCE SHEETS

	December 31, 2010	December 31, 2009
	(Dollars in Millions, Except Share Data)	
ASSETS		
Current assets		
Cash and cash equivalents	$ 1,502	$ 2,605
Accounts receivable, net	2,001	1,625
Inventories	247	212
Deferred income taxes	53	217
Prepaid expenses and other	450	396
Total current assets	4,253	5,055
Satellites, net	2,235	2,338
Property and equipment, net	4,444	4,138
Goodwill	4,148	4,164
Intangible assets, net	1,074	1,131
Investments and other assets	1,755	1,434
Total assets	$17,909	$18,260
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)		
Current liabilities		
Accounts payable and accrued liabilities	$ 3,926	$ 3,757
Unearned subscriber revenues and deferred credits	486	434
Current portion of long-term debt	38	1,510
Total current liabilities	4,450	5,701
Long-term debt	10,472	6,500
Deferred income taxes	1,670	1,070
Other liabilities and deferred credits	1,287	1,678
Commitments and contingencies		
Redeemable noncontrolling interest	224	400
Stockholders' equity (deficit)		
Common stock and additional paid-in capital—$0.01 par value, 3,500,000,000 shares authorized, 808,447,044 and 911,377,919 shares issued and outstanding of DIRECTV Class A common stock at December 31, 2010 and December 31, 2009, respectively and $0.01 par value, 30,000,000 shares authorized, none and 21,809,863 shares issued and outstanding of DIRECTV Class B common stock at December 31, 2010 and December 31, 2009, respectively	5,563	6,689
Accumulated deficit	(5,730)	(3,722)
Accumulated other comprehensive loss	(27)	(56)
Total stockholders' equity (deficit)	(194)	2,911
Total liabilities and stockholders' equity (deficit)	$17,909	$18,260

The accompanying notes are an integral part of these Consolidated Financial Statements.

DIRECTV

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)

	The DIRECTV Group, Inc. Common Shares	DIRECTV Class A Common Shares	DIRECTV Class B Common Shares	Common Stock and Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss, net of taxes	Total Stockholders' Equity (Deficit)	Redeemable Non-controlling Interest	Net Income
				(Dollars in Millions, Except Share Data)					
Balance at January 1, 2008	1,148,268,203	—	—	$9,029	$(2,995)	$(21)	$ 6,013	$ 300	
Net Income					1,521		1,521	92	$1,613
Stock repurchased and retired	(131,476,804)			(1,089)	(2,085)		(3,174)		
Stock options exercised and restricted stock units vested and distributed	7,390,644			105			105		
Share-based compensation expense				51			51		
Tax benefit from share-based compensation				15			15		
Capital contribution				160			160		
Adjustment to the fair value of redeemable noncontrolling interest				67			67	(67)	
Other				(20)			(20)		
Amortization of amounts resulting from changes in defined benefit plan experience and actuarial assumptions, net of tax						(87)	(87)		
Unrealized losses on securities, net of tax						(20)	(20)		
Balance at December 31, 2008	1,024,182,043	—	—	8,318	(3,559)	(128)	4,631	325	
Net Income					942		942	65	$1,007
Stock repurchased and retired	(71,242,534)			(591)	(1,105)		(1,696)		
Stock options exercised and restricted stock units vested and distributed	4,191,329	1,898,770		35			35		
Liberty Transaction	(957,130,838)	909,479,149	21,809,863	(1,145)			(1,145)		
Share-based compensation expense				55			55		
Tax benefit from share-based compensation				29			29		
Adjustment to the fair value of redeemable noncontrolling interest				(16)			(16)	16	
Other				4			4		
Amortization of amounts resulting from changes in defined benefit plan experience and actuarial assumptions, net of tax						(2)	(2)		
Cumulative effect of change in functional currency at Sky Brazil						(112)	(112)		
Foreign currency translation activity during the period						179	179	(6)	
Unrealized gains on securities, net of tax						7	7		
Balance at December 31, 2009	—	911,377,919	21,809,863	6,689	(3,722)	(56)	2,911	400	
Net Income					2,198		2,198	114	$2,312
Stock repurchased and retired		(135,528,774)		(973)	(4,206)		(5,179)		
Stock options exercised and restricted stock units vested and distributed		6,050,275		(30)			(30)		
Malone Transaction		26,547,624	(21,809,863)						
Share-based compensation expense				82			82		
Tax benefit from share-based compensation				38			38		
Dividends paid by subsidiary to redeemable noncontrolling interest								(15)	
Acquisition of noncontrolling interest, including related deferred income taxes				79			79	(605)	
Adjustment to the fair value of redeemable noncontrolling interest				(323)			(323)	323	
Other				1			1		
Amortization of amounts resulting from changes in defined benefit plan experience and actuarial assumptions, net of tax						8	8		
Foreign currency translation activity during the period						20	20	7	
Unrealized gains on securities, net of tax:									
Unrealized gains on securities						4	4		
Less: reclassification adjustment for net gains recognized during period						(3)	(3)		
Balance at December 31, 2010	—	808,447,044	—	$5,563	$(5,730)	$(27)	$ (194)	$ 224	

The accompanying notes are an integral part of these Consolidated Financial Statements.

DIRECTV

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Years Ended December 31,		
	2010	2009	2008
	(Dollars in Millions)		
Net income	$2,312	$1,007	$1,613
Other comprehensive income (loss):			
Amortization of amounts resulting from changes in defined benefit plan experience and actuarial assumptions, net of tax	8	(2)	(87)
Foreign currency translation adjustments			
Cumulative effect of change in functional currency at Sky Brazil	—	(112)	—
Foreign currency translation activity during the period	20	179	—
Unrealized gains (losses) on securities, net of taxes:			
Unrealized gains on securities	4	7	(20)
Less: reclassification adjustment for net gains recognized during period	(3)	—	—
Comprehensive income	2,341	1,079	1,506
Comprehensive income attributable to noncontrolling interests	(121)	(59)	(92)
Comprehensive income attributable to DIRECTV	$2,220	$1,020	$1,414

The accompanying notes are an integral part of these Consolidated Financial Statements.

DIRECTV

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,		
	2010	2009	2008
	(Dollars in Millions)		
Cash Flows From Operating Activities			
Net income	$ 2,312	$ 1,007	$ 1,613
Income from discontinued operations, net of taxes	—	—	(6)
Income from continuing operations	2,312	1,007	1,607
Adjustments to reconcile income from continuing operations to net cash provided by operating activities:			
Depreciation and amortization	2,482	2,640	2,320
Amortization of deferred revenues and deferred credits	(36)	(48)	(104)
Share-based compensation expense	82	55	51
Equity in earnings from unconsolidated affiliates	(90)	(51)	(55)
Dividends received	78	94	35
Net loss from impairment of investments	—	45	—
Net foreign currency transaction charges	(11)	(62)	—
Liberty transaction and related (gains) charges	(67)	491	—
Deferred income taxes	375	441	107
Other	60	48	31
Change in operating assets and liabilities:			
Accounts receivable	(391)	(141)	95
Inventories	(35)	(12)	18
Prepaid expenses and other	(4)	(5)	(96)
Accounts payable and accrued liabilities	437	(215)	(23)
Unearned subscriber revenues and deferred credits	52	55	8
Other, net	(38)	89	(84)
Net cash provided by operating activities	5,206	4,431	3,910
Cash Flows From Investing Activities			
Cash paid for property and equipment	(2,303)	(2,012)	(2,101)
Cash paid for satellites	(113)	(59)	(128)
Cash paid for Liberty transaction, net of cash acquired	—	(97)	—
Investment in companies, net of cash acquired	(617)	(37)	(204)
Other, net	(66)	11	45
Net cash used in investing activities	(3,099)	(2,194)	(2,388)

DIRECTV

CONSOLIDATED STATEMENTS OF CASH FLOWS—(continued)

	Years Ended December 31,		
	2010	2009	2008
	(Dollars in Millions)		
Cash Flows From Financing Activities			
Cash proceeds from debt issuance	5,978	1,990	2,490
Debt issuance costs	(44)	(14)	(19)
Repayment of long-term debt	(2,323)	(1,018)	(53)
Proceeds from short-term borrowings	38	—	—
Repayment of collar loan and equity collars	(1,537)	(751)	—
Repayment of other long-term obligations	(127)	(116)	(117)
Common shares repurchased and retired	(5,111)	(1,696)	(3,174)
Capital contribution	—	—	160
Stock options exercised	38	35	105
Taxes paid in lieu of shares issued for share-based compensation	(118)	(72)	—
Excess tax benefit from share-based compensation	11	5	8
Dividends paid to redeemable noncontrolling interest	(15)	—	—
Net cash used in financing activities	(3,210)	(1,637)	(600)
Net increase (decrease) in cash and cash equivalents	(1,103)	600	922
Cash and cash equivalents at beginning of the year	2,605	2,005	1,083
Cash and cash equivalents at end of the year	$ 1,502	$ 2,605	$ 2,005
Supplemental Cash Flow Information			
Cash paid for interest	$ 460	$ 412	$ 334
Cash paid for income taxes	705	484	706

The accompanying notes are an integral part of these Consolidated Financial Statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 1: Description of Business

DIRECTV, which we sometimes refer to as the company, we, or us, is a leading provider of digital television entertainment in the United States and Latin America. We operate two direct-to-home, or DTH, operating segments: DIRECTV U.S. and DIRECTV Latin America, which are differentiated by their geographic location and are engaged in acquiring, promoting, selling and/or distributing digital entertainment programming via satellite to residential and commercial subscribers. Since November 19, 2009, we also operate three regional sports networks and own a 65% interest in Game Show Network LLC, or GSN, a basic television network dedicated to game-related programming and Internet interactive game playing. We account for our investment in GSN using the equity method of accounting.

- ***DIRECTV U.S.*** DIRECTV Holdings LLC and its subsidiaries, which we refer to as DIRECTV U.S., is the largest provider of DTH digital television services and the second largest provider in the multi-channel video programming distribution, or MVPD, industry in the United States.
- ***DIRECTV Latin America.*** DIRECTV Latin America, or DTVLA, is a leading provider of DTH digital television services throughout Latin America. DTVLA is comprised of: PanAmericana, which provides services in Venezuela, Argentina, Chile, Colombia, Puerto Rico and certain other countries in the region; our 93% owned subsidiary, Sky Brasil Servicos Ltda., which we refer to as Sky Brazil; and our 41% equity method investment in Innova, S. de R.L. de C.V., or Sky Mexico.
- ***DIRECTV Sports Networks.*** DIRECTV Sports Networks LLC and its subsidiaries, or DSN, is comprised primarily of three regional sports television networks based in Seattle, Washington, Denver, Colorado and Pittsburgh, Pennsylvania, currently known as FSN Rocky Mountain, FSN Northwest and FSN Pittsburgh, respectively. The operating results of DSN beginning November 19, 2009 are reported as part of the "Sports Networks, Eliminations and Other" operating segment.

Liberty Transaction

On November 19, 2009, The DIRECTV Group, Inc., or DIRECTV Group, and Liberty Media Corporation, which we refer to as Liberty or Liberty Media, obtained shareholder approval of and closed a series of related transactions which we refer to collectively as the Liberty Transaction. The Liberty Transaction included the split-off of certain of the assets of the Liberty Entertainment group into Liberty Entertainment, Inc., or LEI, which was then split-off from Liberty. Following the split-off, DIRECTV Group and LEI merged with subsidiaries of DIRECTV. As a result of the Liberty Transaction, DIRECTV Group, which is comprised of the DIRECTV U.S. and DIRECTV Latin America businesses, and LEI, which held Liberty's 57% interest in DIRECTV Group, a 100% interest in three regional sports networks, a 65% interest in GSN, approximately $120 million in cash and cash equivalents and approximately $2.1 billion of indebtedness and a related series of equity collars, became wholly-owned subsidiaries of DIRECTV.

DIRECTV Group has been treated as the acquiring corporation in the Liberty Transaction for accounting and financial reporting purposes and accordingly, the historical financial statements of DIRECTV Group are reported as the historical financial statements of DIRECTV in the accompanying Consolidated Financial Statements.

See Note 3 for additional information regarding these transactions.

Note 2: Basis of Presentation and Summary of Significant Accounting Policies

Principles of Consolidation

We present our accompanying financial statements on a consolidated basis and include our accounts and those of our domestic and foreign subsidiaries that we control through equity ownership or for which we are deemed to be the primary beneficiary, after elimination of intercompany accounts and transactions.

Use of Estimates in the Preparation of the Consolidated Financial Statements

We prepare our consolidated financial statements in conformity with accounting principles generally accepted in the United States of America, which requires us to make estimates and assumptions that affect amounts reported herein. We base our estimates and assumptions on historical experience and on various other factors that we believe to be reasonable under the circumstances. Due to the inherent uncertainty involved in making estimates, our actual results reported in future periods may be affected by changes in those estimates.

Revenue Recognition

We recognize subscription and pay-per-view revenues when programming is broadcast to subscribers. We recognize subscriber fees for multiple set-top receivers, our published programming guide, warranty services and equipment rental as revenue, as earned. We recognize advertising revenues when the related services are performed. We defer programming payments received from subscribers in advance of the broadcast as "Unearned subscriber revenues and deferred credits" in the Consolidated Balance Sheets until earned. We recognize revenues to be received under contractual commitments on a straight line basis over the minimum contractual period. We report revenues net of customer credits and discounted promotions.

Broadcast Programming and Other

We recognize the costs of television programming distribution rights when we distribute the related programming. We recognize the costs of television programming rights to distribute live sporting events for a season or tournament to expense using the straight-line method over the course of the season or tournament. However, we charge the cost of multi-year programming contracts for live sporting events with minimum guarantee payments, such as DIRECTV U.S.' agreement with the NFL, based on the contractual rates in the contract per season, unless the contractual rates are inconsistent with the relative value of the programming from season to season, in which case we record the expense based on the ratio of each period's sports programming package revenues to the estimated total package revenues to be earned over the contract period. We evaluate estimated total contract revenues at least annually.

We defer advance payments in the form of cash and equity instruments from programming content providers for carriage of their signal and recognize them as a reduction of "Broadcast programming and other" in the Consolidated Statements of Operations on a straight-line basis over the related contract term. We record equity instruments at fair value based on quoted market prices or values determined by management.

Subscriber Acquisition Costs

Subscriber acquisition costs consist of costs we incur to acquire new subscribers. We include the cost of set-top receivers and other equipment, commissions we pay to national retailers, independent satellite television retailers, dealers, telephone communication companies and the cost of installation, advertising, marketing and customer call center expenses associated with the acquisition of new subscribers in subscriber acquisition costs. We expense these costs as incurred, or when subscribers activate the DIRECTV® service, as appropriate, except for the cost of set-top receivers leased to new subscribers which we capitalize in "Property and equipment, net" in the Consolidated Balance Sheets. Although paid in advance, the retailer or dealer earns substantially all commissions paid for customer acquisitions over 12 months from the date of subscriber activation. Should the subscriber cancel our service during the 12 month service period, we are reimbursed for the unearned portion of the commission by the retailer or dealer and record a decrease to subscriber acquisition costs. We include the amount of our set-top receivers capitalized each period for subscriber acquisition activities in the Consolidated Statements of Cash Flows under the caption "Cash paid for property and equipment." See Note 5 for additional information.

Upgrade and Retention Costs

Upgrade and retention costs consist primarily of costs we incur for loyalty programs offered to existing subscribers. The costs for loyalty programs include the costs of installing or providing hardware under our movers program (for subscribers relocating to a new residence), multiple set-top receiver offers, digital video recorder, or DVR, high-definition, or HD, local channel upgrade programs and other similar initiatives, and third party commissions we incur for the sale of additional set-top receivers to existing subscribers. We expense these costs as incurred, except for the cost of set-top receivers leased to existing subscribers which we capitalize in "Property and equipment, net" in the Consolidated Balance Sheets. We include the amount of our set-top receivers capitalized each period for upgrade and retention activities in the Consolidated Statements of Cash Flows under the caption "Cash paid for property and equipment." See Note 5 for additional information.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash on deposit and highly liquid investments we purchase with original maturities of three months or less.

Inventories

We state inventories at the lower of average cost or market. Inventories consist of finished goods for DIRECTV System equipment and DIRECTV System access cards.

Property and Equipment, Satellites and Depreciation

We carry property and equipment, and satellites at cost, net of accumulated depreciation. The amounts we capitalize for satellites currently being constructed and those that have been successfully launched include the costs of construction, launch, launch insurance, incentive obligations and capitalized interest. We generally compute depreciation using the straight-line method over the estimated useful lives of the assets. We amortize leasehold improvements over the lesser of the life of the asset or term of the lease.

Goodwill and Intangible Assets

Goodwill and intangible assets with indefinite lives are carried at historical cost and are subject to write-down, as needed, based upon an impairment analysis that we must perform at least annually, or sooner if an event occurs or circumstances change that would more likely than not result in an impairment loss. We perform our annual impairment analysis in the fourth quarter of each year. If an impairment loss results from the annual impairment test, we would record the loss as a pre-tax charge to operating income.

We amortize other intangible assets using the straight-line method over their estimated useful lives, which range from 5 to 20 years.

Valuation of Long-Lived Assets

We evaluate the carrying value of long-lived assets to be held and used, other than goodwill and intangible assets with indefinite lives, when events and circumstances warrant such a review. We consider the carrying value of a long-lived asset impaired when the anticipated undiscounted future cash flow from such asset is separately identifiable and is less than its carrying value. In that event, we would recognize a loss based on the amount by which the carrying value exceeds the fair value of the long-lived asset. We determine fair value primarily using estimated future cash flows associated with the asset under review, discounted at a rate commensurate with the risk involved, or other valuation techniques. We determine losses on long-lived assets to be disposed of in a similar manner, except that we reduce the fair value for the cost of disposal.

Foreign Currency

The U.S. dollar is the functional currency for most of our foreign operations. We recognize gains and losses resulting from remeasurement of these operations' foreign currency denominated assets, liabilities and transactions into the U.S. dollar in the Consolidated Statements of Operations.

We also have foreign operations where the local currency is their functional currency. Accordingly, these foreign entities translate assets and liabilities from their local currencies to U.S. dollars using year end exchange rates while income and expense accounts are translated at the average rates in effect during the year. We record the resulting translation adjustment as part of accumulated other comprehensive income (loss), which we refer to as OCI, a separate component of stockholders' equity.

Investments and Financial Instruments

We maintain investments in equity securities of unaffiliated companies. We carry non-marketable equity securities at cost. We consider marketable equity securities available-for-sale and they are carried at current fair value based on quoted market prices with unrealized gains or losses (excluding other-than-temporary losses), net of taxes, reported as part of OCI. We regularly review our investments to determine whether a decline in fair value below the cost basis is "other-than-temporary." We consider, among other factors: the magnitude and duration of the decline; the financial health and business outlook of the investee, including industry and sector performance, changes in technology, and operational and financing cash flow factors; and our intent and ability to hold the investment. If we judge the decline in fair value to be other-than-temporary, we write-down the cost basis of the security to fair value and recognize the amount in the Consolidated Statements of Operations as part of "Other, net" and record it as a reclassification adjustment from OCI.

We account for investments in which we own at least 20% of the voting securities or have significant influence under the equity method of accounting. We record equity method investments at cost and adjust for the appropriate share of the net earnings or losses of the investee. We record investee losses up to the amount of the investment plus advances and loans made to the investee, and financial guarantees made on behalf of the investee.

The carrying value of cash and cash equivalents, accounts receivable, investments and other assets, accounts payable, and amounts included in accrued liabilities and other meeting the definition of a financial instrument approximated their fair values at December 31, 2010 and 2009.

Debt Issuance Costs

We defer costs we incur to issue debt and amortize these costs to interest expense using the straight-line method over the term of the respective obligation.

Share-Based Payment

We grant restricted stock units and common stock options to certain employees and directors.

We record compensation expense equal to the fair value of stock-based awards at the date approved on a straight-line basis over the requisite service period of up to three years, reduced for estimated forfeitures and adjusted for anticipated payout percentages related to the achievement of performance targets.

Income Taxes

We determine deferred tax assets and liabilities based on the difference between the financial statement and tax basis of assets and liabilities, using enacted tax rates in effect for the year in which we expect the differences to reverse. We must make certain estimates and judgments in determining income tax provisions, assessing the likelihood of recovering our deferred tax assets, and evaluating tax positions.

We recognize a benefit in "Income tax expense" in the Consolidated Statements of Operations for uncertain tax positions that are more-likely-than-not to be sustained upon examination, measured at the largest amount that has a greater than 50% likelihood of being realized upon settlement. Unrecognized tax benefits represent tax benefits taken or expected to be taken in income tax returns, for which the benefit has not yet been recognized in "Income tax expense" in the Consolidated Statements of Operations due to the uncertainty of whether such benefits will be ultimately realized. We recognize interest and penalties accrued related to unrecognized tax benefits in "Income tax expense" in the Consolidated Statements of Operations. Unrecognized tax benefits are recorded in "Income tax expense" in the Consolidated Statement of Operations at such time that the benefit is effectively settled.

Advertising Costs

We expense advertising costs primarily in "Subscriber acquisition costs" in the Consolidated Statements of Operations as incurred. Advertising expenses, net of payments received from programming content providers for marketing support, were $342 million in 2010, $317 million in 2009 and $301 million in 2008.

Market Concentrations and Credit Risk

We sell programming services and extend credit, in amounts generally not exceeding $200 each, to a large number of individual residential subscribers throughout the United States and most of Latin America. As applicable, we maintain allowances for anticipated losses.

Fair Value Measurement

We determine the fair value measurements of assets and liabilities based on the three level valuation hierarchy established for classification of fair value measurements. The valuation hierarchy is based on the transparency of inputs to the valuation of an asset or liability as of the measurement date. Inputs refer broadly to the assumptions that market participants would use in pricing an asset or liability and may be observable or unobservable. The three level hierarchy of inputs is as follows:

Level 1: Valuation is based on quoted market prices in active markets for identical assets or liabilities.

Level 2: Valuation is based upon quoted prices for similar assets and liabilities in active markets, or other inputs that are observable, for substantially the full term of the asset or liability.

Level 3: Valuation is based upon other unobservable inputs that are not corroborated by market data.

Accounting Changes

Consolidation of Variable Interest Entities. On January 1, 2010, we adopted the revisions issued by the Financial Accounting Standards Board, or FASB, to consolidation accounting standards for variable interest entities, or VIEs. The new standard replaces the quantitative-based risks and rewards calculation for determining which enterprise, if any, has a controlling financial interest in a variable interest entity. Instead, the new approach is qualitative and focused on identifying which enterprise has the power to direct the activities of a VIE that most significantly impact the entity's performance and (1) the obligation to absorb the losses of an entity or (2) the right to receive benefits from the entity. As a result of the changed requirements, it is possible that an entity's previous assessment of a VIE will change, and the standard now requires ongoing reassessments of whether an enterprise is the primary beneficiary of a VIE. The adoption of these changes on January 1, 2010 did not have an effect on our consolidated results of operations and financial position.

Noncontrolling interests. On January 1, 2009 we adopted new accounting standards for the accounting and reporting of noncontrolling interests in subsidiaries, also known as minority interests, in consolidated financial statements. The new standards also provide guidance on accounting for changes in the parent's ownership interest in a subsidiary and establishes standards of accounting for the deconsolidation of a subsidiary due to the loss of control. Reporting entities must now present certain noncontrolling interests as a component of equity and present net income and consolidated comprehensive income attributable to the parent and the noncontrolling interest separately in the consolidated financial statements. These new standards are required to be applied prospectively, except for the presentation and disclosure requirements, which must be applied retrospectively for all periods presented. As a result of our adoption of these standards, "Net income" in the Consolidated Statements of Operations now includes net income attributable to noncontrolling interest as compared to the previous presentation, where net income attributable to the noncontrolling interest was deducted in the determination of net income. Additionally, the Consolidated Statements of Cash Flows are now presented using net income as calculated pursuant to the new accounting requirements.

On January 1, 2009 we adopted the revisions made by the SEC to accounting standards regarding the financial statement classification and measurement of equity securities that are subject to mandatory redemption requirements or whose redemption is outside the control of the issuer. The revisions to the accounting guidance require that redeemable noncontrolling interests, such as Globo Comunicacoes e Participacoes S.A.'s, or Globo's, redeemable noncontrolling interest in Sky Brazil described in Note 19 of the Notes to the Consolidated Financial Statements that are redeemable at the option of the holder be recorded outside of permanent equity at fair value, and the redeemable noncontrolling interests be adjusted to their fair value at each balance sheet date. Adjustments to the carrying amount of a redeemable noncontrolling interest are recorded to retained earnings (or additional paid-in-capital in the absence of retained earnings). As a result of the adoption of this accounting requirement, we have reported Globo's redeemable noncontrolling interest in Sky Brazil in "Redeemable noncontrolling interest" at fair value in the Consolidated Balance Sheets for each period presented. See Note 19 for additional information.

Business Combinations. On January 1, 2009 we adopted a new business combination accounting standard that requires the acquiring entity in a business combination to record 100% of all assets and liabilities acquired, including goodwill and any non-controlling interest, generally at their fair values for all business combinations, whether partial, full or step acquisitions. Under the new standard, certain contingent assets and liabilities, as well as contingent consideration, are also required to be recognized at fair value on the date of acquisition and acquisition-related transaction and restructuring costs will be expensed. Additionally, disclosures are required describing the nature and financial effect of the business combination and the standard also changes the accounting for certain income tax assets recorded in purchase accounting. The adoption of the new accounting requirements as required, on January 1, 2009, changed the way we account for adjustments to deferred tax asset valuation allowances recorded in purchase accounting for prior business combinations so that adjustments to these deferred tax asset valuation allowances will no longer be recorded to goodwill but rather adjustments will be recorded in "Income tax expense" in the Consolidated Statements of Operations. Additionally, the adoption of the new accounting guidance changed the accounting for all business combinations we consummate after January 1, 2009.

Sky Brazil Functional Currency. Based on cumulatively significant changes in economic facts and circumstances, we have determined that the local Brazilian currency should be the functional currency of Sky Brazil for purposes of financial statement translation beginning in the second quarter of 2009. As a result of this change in functional currency, on April 1, 2009 we recorded a $165 million decrease to previously reported values for nonmonetary assets and a $53 million increase in our related deferred income tax assets and liabilities, and an offsetting $112 million decrease to the "Cumulative translation adjustment", a component of "Accumulated other comprehensive loss" in stockholders' equity in the Consolidated Balance Sheets. In addition, as a result of this change in functional currency, changes in exchange rates will result in gains or losses, which will be recorded in "Other, net" in the Consolidated Statements of Operations related to the revaluation of U.S. dollar denominated monetary assets and liabilities, such as cash deposits, notes payable and capital lease obligations held by Sky Brazil. During 2009, we recorded a net foreign currency transaction gain of $62 million in "Other, net" in the Consolidated Statements of Operations related to U.S. dollar denominated monetary assets and liabilities held by Sky Brazil.

New Accounting Standards

Multiple Element Revenue Arrangements. In September 2009, the FASB approved a revised standard for revenue arrangements with multiple deliverables. Under the revised standard, the criteria for determining whether a deliverable should be considered a separate unit of accounting has changed to remove a limitation for separation to only items with objective and reliable evidence of fair value. Instead, the revised standard allows entities to use the "best estimate of selling price" in addition to third-party evidence or actual selling prices for determining the fair value of a deliverable. The standard also includes additional disclosure requirements for revenue arrangements for multiple deliverables. We do not expect the adoption of the revised standard to have an effect on our consolidated results of operations and financial position, when adopted, as required, on January 1, 2011.

Note 3: Acquisitions

Globo Transaction

In connection with our acquisition of Sky Brazil in 2006, Globo was granted the right, until January 2014, to require us to purchase all or a portion (but not less than half) of its 25.9% interest in Sky Brazil. In June 2010, Globo notified us that it was exercising its right to exchange 178,830,000 shares representing approximately 19% of the ownership interests in Sky Brazil. In accordance with our agreement, Globo will have the right to exchange all (but not less than all) of its remaining equity interest in Sky Brazil until January 2014.

As a result of Globo's notice, the fair value of the approximate 19% interest was determined to be $605 million by an independent investment bank according to a process specified by Globo and us in the related agreement. During the fourth quarter of 2010, we paid the purchase price in cash, which was recorded as a reduction to "Redeemable noncontrolling interest" in the Consolidated Balance Sheet, for their approximate 19% interest in Sky Brazil. In addition, we recorded $79 million of net deferred tax assets related to the acquisition of this interest as an offset to "Additional paid in capital" in the Consolidated Balance Sheets. We and our subsidiaries now own approximately 93% of Sky Brazil and Globo owns the remaining 7%.

Liberty Transaction

On November 19, 2009, DIRECTV Group and Liberty Media, obtained stockholder approval of and closed a series of related transactions which we refer to collectively as the Liberty Transaction. The Liberty Transaction included the split-off of certain of the assets of the Liberty Entertainment group into LEI, which was then split-off from Liberty. Following the split-off, DIRECTV Group and LEI merged with subsidiaries of DIRECTV. As a result of Liberty Transaction, DIRECTV Group, which is comprised of the DIRECTV U.S. and DIRECTV Latin America businesses, and LEI, which held Liberty's 57% interest in DIRECTV

Group, a 100% interest in three regional sports networks, a 65% interest in Game Show Network, LLC, approximately $120 million in cash and cash equivalents and approximately $2.1 billion of indebtedness and a related series of equity collars, became wholly-owned subsidiaries of DIRECTV.

DIRECTV Group entered into the Liberty Transaction to eliminate the approximate 57% ownership interest in DIRECTV Group held by Liberty Media, thereby reducing the concentration of voting power in a single stockholder or group of affiliated stockholders. The merger also resulted in greater liquidity of the DIRECTV common stock, greater operating and governance independence and the elimination of the risk that Liberty could transfer control of DIRECTV without DIRECTV public stockholders participating in any control premium.

The holders of outstanding shares of DIRECTV Group common stock (other than direct or indirect subsidiaries of LEI) received one share of DIRECTV Class A common stock for each share of DIRECTV Group common stock held. The holders of outstanding shares of LEI Series A common stock and Series B common stock (other than the Malones) received 1.11130 shares of DIRECTV Class A common stock for each share of LEI Series A or Series B common stock held. The Malones received 1.11130 shares of DIRECTV Class B common stock for each share of LEI Series B common stock held. Based on these terms, DIRECTV issued 408.4 million Class A shares to the holders of DIRECTV Group common stock other than LEI, and 501.1 million Class A and 21.8 million Class B shares to the former LEI shareholders. The 931.3 million total Class A and Class B shares issued by DIRECTV was 25.8 million less than the 957.1 million DIRECTV Group common shares outstanding immediately preceding the merger, as the exchange ratio contemplated the fact that LEI would be contributing net liabilities (excluding LEI's interest in DIRECTV Group) to DIRECTV.

The Liberty Transaction has been accounted for using the acquisition method of accounting pursuant to accounting standards for business combinations. DIRECTV Group has been treated as the acquiring corporation in the Liberty Transaction for accounting and financial reporting purposes, and accordingly the historical financial statements of DIRECTV Group have become the historical financial statements of DIRECTV. The acquisition date fair value of consideration paid, in the form of DIRECTV common stock, for the assets and liabilities of LEI (excluding LEI's interest in DIRECTV Group) has been allocated to a premium expensed at the close of the transaction as discussed in more detail below and to LEI's other tangible and intangible assets acquired and liabilities assumed based on their estimated acquisition date fair values, with any excess being treated as goodwill. The assets, liabilities and results of operations of LEI have been consolidated beginning on the acquisition date, November 19, 2009.

The following table sets forth the final allocation of the purchase price to the LEI net liabilities assumed on November 19, 2009 (dollars in millions):

Total current assets	$ 244
Property and equipment	5
Goodwill	295
Investments and other assets	754
Total assets acquired	$1,298
Total current liabilities	$2,492
Other liabilities	259
Total liabilities assumed	$2,751
Net liabilities assumed	$1,453

Costs incurred to complete the transaction, including legal, accounting, financial printing, investment banking and other costs, totaled $43 million and have been included as an expense in "Liberty transaction and related gains (charges)" in the Consolidated Statements of Operations for the year ended December 31, 2009.

We currently expect that none of the goodwill will be deductible for tax purposes. Goodwill is primarily related to the value of the three regional sports networks' intangibles that do not qualify for separate recognition, such as exploitable advertising space, assembled production and distribution networks and assembled workforces.

The exchange ratio of LEI common stock to DIRECTV Group common stock was determined in a manner such that LEI stockholders as a group received a premium in the form of a larger economic interest in DIRECTV than would have been otherwise determined based on the relative fair values of DIRECTV Group and LEI. This premium, calculated as the value of the economic interest in

DIRECTV distributed to LEI stockholders based on the fair value of the merged assets of DIRECTV as of November 19, 2009, in excess of the acquisition date fair value of the assets and liabilities of LEI, amounted to $337 million and has been expensed as a disproportionate distribution upon completion of the mergers in "Liberty transaction and related gains (charges)" in the Consolidated Statements of Operations for the year ended December 31, 2009.

The premium was calculated as follows (dollars in millions):

Former LEI shareholder interest in the fair value of the net assets of DIRECTV	$16,054
Less: Fair value of net assets contributed by LEI, including 57% interest in DIRECTV Group	15,717
Premium	$ 337

As part of the mergers, DIRECTV assumed 16.7 million common stock options and stock appreciation rights issued by LEI. Since many of the replacement awards are held by individuals who remained employees of Liberty and did not become employees or directors of DIRECTV, they are reported as a liability at fair value by DIRECTV in accordance with accounting standards for non-employee awards. See Note 15 for additional information regarding these stock based awards.

Also, the assumed indebtedness included related equity collars which were in a liability position with an estimated negative fair value of approximately $369 million as of the acquisition date. We completed settlement of those equity collars during the first quarter of 2010. We accounted for the derivative financial instruments of the equity collars acquired as a net asset or liability at fair value.

For the year ended December 31, 2010, amounts recorded as "Liberty transaction and related gains (charges)" in the Consolidated Statements of Operations totaled $67 million, related to net gains recorded for the final settlement of the equity collars. See Note 9 for additional information regarding the indebtedness and equity collars.

For the year ended December 31, 2009, amounts charged to "Liberty transaction and related gains (charges)" in the Consolidated Statements of Operations totaled $491 million, and include the $337 million premium, $111 million of net losses recorded for the partial settlement and fair value adjustment of the equity collars and non-employee stock based awards from the acquisition date to December 31, 2009 and the $43 million of acquisition related costs.

Cash paid, net of cash acquired in connection with the transaction was $97 million and includes a $226 million repayment of LEI's existing loan from Liberty at the close of the transaction and $43 million of cash paid for transaction costs, partially offset by $120 million in cash at LEI, and $56 million of cash at the regional sports networks.

We assigned $228 million to definite lived intangible assets of the regional sports networks for affiliate and advertising relationships. The weighted average life of these intangibles is 19 years. These intangibles are included in the Trade name and other component of "Intangible assets, net" in the Consolidated Balance Sheets.

The following selected unaudited pro forma information is being provided to present a summary of the combined results of DIRECTV and Liberty Entertainment for the years ended December 31, 2009 and 2008 as if the acquisition had occurred as of the beginning of the period, giving effect to purchase accounting adjustments. The pro forma data is presented for informational purposes only and may not necessarily reflect the results of our operations had LEI operated as part of us for the period presented, nor are they necessarily indicative of the results of future operations. The pro forma information excludes the effect of non-recurring charges.

	Years Ended December 31,	
	2009	2008
	(Dollars in Millions)	
Revenues	$21,753	$19,905
Net income attributable to DIRECTV	1,113	1,651

180 Connect. In July 2008, we acquired 100% of 180 Connect Inc.'s outstanding common stock and exchangeable shares. Simultaneously, in a separate transaction, UniTek USA, LLC acquired 100% of 180 Connect's cable service operating unit and operations in certain of our installation services markets in exchange for satellite installation operations in certain markets and $7 million in cash. These transactions provided us with ownership and control over a significant portion of DIRECTV U.S.' home service provider network. We paid $91 million in cash, net of the $7 million we received from UniTek USA, for the acquisition, including the equity purchase price, repayment of assumed debt and related transaction costs.

We accounted for the 180 Connect acquisition using the purchase method of accounting, and began consolidating the results from the date of acquisition. The consolidated financial statements reflect the final allocation of the $91 million net purchase price to assets acquired and the liabilities assumed based on their estimated fair values at the date of acquisition using information currently available. The assets acquired included approximately $5 million in cash. The excess of the purchase price over the estimated fair values of the net assets has been recorded as goodwill, $28 million of which will be deductible for tax purposes.

The following table sets forth the final allocation of the purchase price to the 180 Connect net assets acquired in July 2008 (dollars in millions):

Total current assets	$ 18
Property and equipment	16
Goodwill	97
Investments and other assets	51
Total assets acquired	$182
Total current liabilities	$ 83
Other liabilities	8
Total liabilities assumed	$ 91
Net assets acquired	$ 91

The following selected unaudited pro forma information is being provided to present a summary of the combined results of DIRECTV and 180 Connect for 2008 as if the acquisition had occurred as of the beginning of the respective periods, giving effect to purchase accounting adjustments. The pro forma data is presented for informational purposes only and may not necessarily reflect the results of our operations had 180 Connect operated as part of us for each of the periods presented, nor are they necessarily indicative of the results of future operations. The pro forma information excludes the effect of non-recurring charges.

	Year Ended December 31, 2008
	(Dollars in Millions)
Revenues	$19,693
Net income	1,479

Note 4: Accounts Receivable, Net

The following table sets forth the amounts recorded for "Accounts receivable, net" in our Consolidated Balance Sheets as of December 31:

	2010	2009
	(Dollars in Millions)	
Subscriber	$1,302	$1,036
Trade and other	775	645
Subtotal	2,077	1,681
Less: Allowance for doubtful accounts	(76)	(56)
Accounts receivable, net	$2,001	$1,625

Note 5: Satellites, Net and Property and Equipment, Net

The following table sets forth the amounts recorded for "Satellites, net" and "Property and equipment, net" in our Consolidated Balance Sheets at December 31:

	Estimated Useful Lives (years)	2010	2009
		(Dollars in Millions)	
Satellites	10-16	$ 3,233	$ 2,839
Satellites under construction	—	70	354
Total		3,303	3,193
Less: Accumulated depreciation		(1,068)	(855)
Satellites, net		$ 2,235	$ 2,338
Land and improvements	9-30	$ 43	$ 37
Buildings and leasehold improvements	2-40	365	361
Machinery and equipment	2-23	1,923	1,771
Capitalized software	3	1,889	1,566
Subscriber leased set-top receivers	3-7	6,971	5,636
Construction in-progress	—	290	360
Total		11,481	9,731
Less: Accumulated depreciation		(7,037)	(5,593)
Property and equipment, net		$ 4,444	$ 4,138

We capitalized interest costs of $6 million in 2010, $18 million in 2009 and $18 million in 2008 as part of the cost of our property and satellites under construction. Depreciation expense was $2,292 million in 2010, $2,287 million in 2009 and $1,907 million in 2008.

The following table sets forth the amount of DIRECTV U.S. set-top receivers capitalized, and depreciation expense recorded, under its lease program for each of the periods presented:

	Years ended December 31,		
Capitalized subscriber leased equipment:	2010	2009	2008
	(Dollars in Millions)		
Subscriber leased equipment—subscriber acquisitions	$ 651	$ 564	$ 599
Subscriber leased equipment—upgrade and retention	316	419	537
Total subscriber leased equipment capitalized	$ 967	$ 983	$1,136
Depreciation expense—subscriber leased equipment	$1,145	$1,333	$1,100

We depreciate capitalized set-top receivers at DIRECTV U.S. over a three year estimated useful life, which is based on, among other things, management's judgment of the risk of technological obsolescence. Changes in the estimated useful lives of set-top receivers capitalized could result in significant changes to the amounts recorded as depreciation expense. We regularly evaluate the estimated useful life of our set-top receivers and it is possible that we may change the useful life of set-top receivers at DIRECTV U.S. in the near term. If we had changed the depreciable life of DIRECTV U.S.' set-top receivers as of January 1, 2010 to four years, annual depreciation for 2010 would have decreased by over $300 million.

Note 6: Goodwill and Intangible Assets

The following table sets forth the changes in the carrying amounts of "Goodwill" in the Consolidated Balance Sheets by segment for the years ended December 31, 2010 and 2009:

	DIRECTV U.S.	DIRECTV Latin America	Sports Networks, Eliminations and Other	Total
	(Dollars in Millions)			
Balance as of January 1, 2009	$3,189	$564	$ —	$3,753
Liberty Transaction	—	—	341	341
Foreign currency translation adjustment	—	92	—	92
Purchase or acquisition accounting adjustments:				
New acquisitions	24	—	—	24
Finalization of prior acquisitions	(46)	—	—	(46)
Balance as of December 31, 2009	3,167	656	341	4,164
Foreign currency translation adjustment	—	21	—	21
Acquisition accounting adjustments	9	—	(46)	(37)
Balance as of December 31, 2010	$3,176	$677	$295	$4,148

Satellite Rights

Sky Brazil has entered into an agreement for the right to use a replacement satellite in the event its existing leased satellite suffers a significant failure. The satellite was launched in March 2010 and we recorded the total obligations for the right to use the satellite of $116 million in "Intangible Assets" in the Consolidated Balance Sheets, including payments made to date of $29 million. As of December 31, 2010, the remaining $87 million of required payments is recorded in "Accounts payable and accrued liabilities" in the Consolidated Balance Sheets, the accrual of which is considered a non-cash investing activity for purposes of the Consolidated Statements of Cash Flows for the year ended December 31, 2010. The intangible asset is being amortized on a straight line basis over the 15 year period of the agreement.

The following table sets forth the components for "Intangible assets, net" in the Consolidated Balance Sheets at:

		December 31, 2010			December 31, 2009		
	Estimated Useful Lives (years)	Gross Amount	Accumulated Amortization	Net Amount	Gross Amount	Accumulated Amortization	Net Amount
		(Dollars in Millions)					
Orbital slots	Indefinite	$ 432		$ 432	$ 432		$ 432
72.5° WL Orbital license	5	—	$ —	—	208	$ 208	—
Satellite rights	15	124	6	118	—	—	—
Subscriber related	5-10	443	317	126	1,761	1,526	235
Dealer network	15	130	99	31	130	90	40
Trade name and other	5-20	384	41	343	370	17	353
Distribution rights	7	334	310	24	334	263	71
Total intangible assets		$1,847	$773	$1,074	$3,235	$2,104	$1,131

Amortization expense of intangible assets was $190 million in 2010, $352 million in 2009 and $412 million in 2008.

Estimated amortization expense for intangible assets in each of the next five years and thereafter is as follows: $138 million in 2011; $91 million in 2012; $46 million in 2013; $38 million in 2014, $30 million in 2015 and $299 million thereafter.

We performed our annual impairment tests for goodwill and orbital slots in the fourth quarters of 2010, 2009 and 2008. The estimated fair values for each reporting unit and the orbital slots exceeded our carrying values, and accordingly, no impairment losses were recorded during 2010, 2009 or 2008. Additionally, there are no accumulated impairment losses as of December 31, 2010 and 2009.

Note 7: Investments

Equity Method Investments

The following table sets forth the book value of our investments which we account for under the equity method of accounting:

	As of December 31, 2010	As of December 31, 2009
	(Dollars in Millions)	
Sky Mexico	$ 501	$ 484
GSN	446	462
Other equity method investments	139	130
Total investments accounted for the equity method of accounting	$1,086	$1,076

We paid cash of $11 million in 2009 and $96 million in 2008 to acquire interests in companies we account for under the equity method of accounting.

The following table sets forth equity in earnings and losses of our investments accounted for under the equity method of accounting for the periods presented:

	Years Ended December 31, 2010	2009	2008
	(Dollars in Millions)		
Sky Mexico	$33	$32	$63
GSN	33	—	—
Other	24	19	(8)
Total equity earnings for investments accounted for under the equity method of accounting	$90	$51	$55

Sky Mexico. DIRECTV accounts for the excess of the carrying value for its investment in Sky Mexico over DIRECTV's share of Sky Mexico's equity in memo accounts allocated to goodwill and definite lived intangibles attributable to affiliate and advertising relationships. We recognized $25 million in 2010, 2009 and 2008 of amortization on definite lived intangibles in equity earnings of Sky Mexico.

Game Show Network. As result of the Liberty Transaction on November 19, 2009, DIRECTV and Sony Pictures Entertainment, or Sony, a division of Sony Corporation of America, which is a subsidiary of Sony Corporation, own 65% and 35% of GSN, respectively. GSN owns and operates a basic cable network dedicated to game-related programming and Internet interactive game playing. Due to certain governance arrangements which limit DIRECTV's ability to control GSN, we account for GSN as an equity method investment.

DIRECTV accounts for the excess of the carrying value for its investment in GSN over DIRECTV's share of GSN's equity in memo accounts allocated to goodwill and definite lived intangibles attributable to affiliate and advertising relationships. We recognized $12 million in 2010 and $1 million in 2009 of amortization on definite lived intangibles in equity earnings of GSN.

We received cash dividends of $78 million in 2010, $94 million in 2009 and $35 million in 2008 from companies that we account for under the equity method.

Other Investments

We had investments in marketable equity securities of $29 million as of December 31, 2010 and $31 million as of December 31, 2009, which were stated at current fair value and classified as available-for-sale. We calculated the fair values based on quoted market prices of our investments, which is a Level 1 input under accounting standards for fair value measurement.

Accumulated unrealized gains, net of taxes, included as part of accumulated other comprehensive income were $9 million as of December 31, 2010, $8 million as of December 31, 2009 and $1 million as of December 31, 2008.

In 2009, we recognized a $45 million charge for the other than temporary impairment of certain of our investments.

Note 8: Accounts Payable and Accrued Liabilities; Other Liabilities and Deferred Credits

The following represent significant components of "Accounts payable and accrued liabilities" in our Consolidated Balance Sheets as of December 31:

	2010	2009
	(Dollars in Millions)	
Programming costs	$1,751	$1,788
Accounts payable	951	582
Equity collars (see Note 9 for additional information)	—	400
Property and income taxes	217	157
Payroll and employee benefits	272	204
Interest payable	138	47
Other	597	579
Total accounts payable and accrued liabilities	$3,926	$3,757

The following represent significant components of "Other liabilities and deferred credits" in our Consolidated Balance Sheets as of December 31:

	2010	2009
	(Dollars in Millions)	
Obligations under capital leases	$ 523	$ 537
Other accrued taxes	409	595
Pension and other postretirement benefits	106	135
Deferred credits	69	78
Programming costs	43	76
Other	137	257
Total other liabilities and deferred credits	$1,287	$1,678

As of December 31, 2010, there were $30 million of amounts payable to vendors for property and equipment and $17 million of amounts payable for satellites in "Accounts payable and accrued liabilities" in the Consolidated Balance Sheets, which is considered a non-cash investing activity for purposes of the Consolidated Statements of Cash Flows for the year ended December 31, 2010.

Note 9: Debt

The following table sets forth our outstanding debt:

	December 31, 2010	December 31, 2009
	(Dollars in Millions)	
Senior notes	$10,472	$ 4,492
Senior secured credit facility, net of unamortized discount of $7 million as of December 31, 2009	—	2,316
Collar Loan	—	1,202
Other	38	—
Total debt	10,510	8,010
Less: Current portion of long-term debt	(38)	(1,510)
Long-term debt	$10,472	$ 6,500

All of the senior notes and the senior secured credit facility were issued by DIRECTV U.S. The senior secured credit facility was secured by substantially all of DIRECTV U.S.' assets. As discussed below, in financing transactions in March and August 2010, DIRECTV U.S. repaid the remaining balance of the Term Loans under its senior secured credit facility, which was terminated in February 2011. As of February 7, 2011, DIRECTV U.S. had the ability to borrow up to $2 billion under a new revolving credit facility discussed below.

Collar Loan

As part of the Liberty Transaction completed on November 19, 2009, we assumed a credit facility and related equity collars, which we refer to as the Collar Loan.

The equity collars, which used DIRECTV Group shares as the underlying security, were entered into by Liberty prior to the Liberty Transaction for the purpose of providing credit security to the lending bank on the Collar Loan and, as a consequence, hedging Liberty's exposure to default on the Collar Loan by limiting Liberty's exposure to downward movements in the price of DIRECTV Group stock in exchange for Liberty's increased exposure to upward movements in the price of DIRECTV Group stock. As the derivative financial instruments were in respect of

DIRECTV Group stock, the original hedging function of the equity collars ceased upon the completion of the Liberty Transaction by reason of the acquisition of the DIRECTV Group stock underlying the hedge by DIRECTV, and we became exposed to significant potential cash liability upon any upward movements in the price of DIRECTV Class A common stock.

Thus, the equity collars, when acquired by DIRECTV in the Liberty Transaction, posed an unhedged risk of substantial economic loss upon upward movements in the price of DIRECTV Class A common stock, which was adverse to the company's short and long-term operational and stock price goals and was therefore an uneconomic and burdensome obligation to DIRECTV. Accordingly, in connection with the assumption of the Collar Loan, we agreed with the lending bank to promptly repay the Collar Loan and settle the equity collars. From the acquisition date to December 31, 2009, we repaid a total of $751 million, including $676 million in principal payments and $75 million in payments to settle a portion of the equity collars. We also recorded a $105 million loss during the year ended December 31, 2009 in "Liberty transaction and related charges" in the Consolidated Statements of Operations related to the partial settlement of the collar and the adjustment of the remaining collar derivative financial instruments to their fair value as of December 31, 2009 to a liability of $400 million. During the first quarter of 2010, we paid $1,537 million to repay the remaining principal balance of the loan and settle the equity collars, which had a fair value of $400 million as of December 31, 2009 and as a result, recorded a gain of $67 million in "Liberty transaction and related gains (charges)" in the Consolidated Statements of Operations in 2010 related to the Collar Loan.

We accounted for the equity collars pursuant to the accounting standards for derivatives and hedging, which require that all derivatives, whether designated in hedging relationships or not, are recorded on the balance sheet at fair value. The equity collars were not designated as a hedge, and therefore changes in the fair value of the derivative were recognized in earnings. We determined the December 31, 2009 fair value of the equity collars using the Black-Scholes Model. Our use of the Black-Scholes Model to value the equity collars was considered a Level 2 valuation technique, which used observable inputs such as exchange-traded equity prices, risk-free interest rates, dividend yields and volatilities.

See Note 3 for further discussion of the Liberty Transaction.

2010 Financing Transactions

On August 17, 2010, pursuant to a registration statement, DIRECTV U.S. issued the following senior notes:

	Principal	Proceeds, net of discount
	(Dollars in Millions)	
3.125% senior notes due in 2016	$ 750	$ 750
4.600% senior notes due in 2021	1,000	999
6.000% senior notes due in 2040	1,250	1,233
	$3,000	$2,982

We incurred $19 million of debt issuance costs in connection with these transactions.

On August 20, 2010, DIRECTV U.S. repaid the $1,220 million of remaining principal on Term Loans A and B of its senior secured credit facility. The repayment of Term Loans A and B resulted in a third quarter 2010 pre-tax charge of $7 million, $4 million after tax, resulting from the write-off of deferred debt issuance and other transaction costs. The charge was recorded in "Other, net" in our Consolidated Statements of Operations.

On March 11, 2010, DIRECTV U.S. issued the following senior notes:

	Principal	Proceeds, net of discount
	(Dollars in Millions)	
3.550% senior notes due in 2015	$1,200	$1,199
5.200% senior notes due in 2020	1,300	1,298
6.350% senior notes due in 2040	500	499
	$3,000	$2,996

We incurred $17 million of debt issuance costs in connection with these transactions.

On March 16, 2010, DIRECTV U.S. repaid the $985 million of remaining principal on Term Loan C of its senior secured credit facility. The repayment of

Term Loan C resulted in a first quarter 2010 pre-tax charge of $9 million, $6 million after tax, of which $6 million resulted from the write-off of unamortized discount and $3 million resulted from the write-off of deferred debt issuance and other transaction costs. The charge was recorded in "Other, net" in our Consolidated Statements of Operations.

2009 Financing Transactions

On September 22, 2009, DIRECTV U.S. issued the following senior notes:

	Principal	Proceeds, net of discount
	(Dollars in Millions)	
4.750% senior notes due in 2014	$1,000	$ 997
5.875% senior notes due in 2019	1,000	993
	$2,000	$1,990

We incurred $14 million of debt issuance costs in connection with these transactions.

On September 22, 2009, DIRECTV U.S. purchased, pursuant to a tender offer, $583 million of its then outstanding $910 million 8.375% senior notes at a price of 103.125% plus accrued and unpaid interest, for a total of $603 million. On September 23, 2009, DIRECTV U.S. exercised its right to redeem the remaining $327 million of the 8.375% senior notes at a price of 102.792% plus accrued and unpaid interest. On October 23, 2009, DIRECTV U.S. redeemed the remaining $327 million of its 8.375% senior notes at a price of 102.792% plus accrued and unpaid interest for a total of $339 million.

The redemption of our 8.375% senior notes resulted in a 2009 pre-tax charge of $34 million, $21 million after tax, of which $27 million resulted from the premium paid for redemption of our 8.375% senior notes and $7 million resulted from the write-off of deferred debt issuance and other transaction costs. The charge was recorded in "Other, net" in our Consolidated Statements of Operations.

2008 Financing Transactions

In May 2008, DIRECTV U.S. completed financing transactions that included the issuance of senior notes and an amendment to its existing senior secured credit facility, resulting in the following new borrowings:

	Principal	Proceeds, net of discount
	(Dollars in Millions)	
7.625% senior notes due in 2016	$1,500	$1,500
Senior secured credit facility—Term Loan C	1,000	990
	$2,500	$2,490

We incurred $19 million of debt issuance costs in connection with these transactions.

Senior Notes. The following table sets forth our outstanding senior notes balance as of December 31:

	Outstanding Balance 2010	Outstanding Balance 2009
	(Dollars in Millions)	
4.750% senior notes due in 2014, net of unamortized discount of $2 million as of December 31, 2010 and $3 million as of December 31, 2009	$ 998	$ 997
6.375% senior notes due in 2015, includes unamortized bond premium of $2 million as of December 31, 2010 and December 31, 2009	1,002	1,002
3.550% senior notes due in 2015, net of unamortized discount of $1 million as of December 31, 2010	1,199	—
3.125% senior notes due in 2016	750	—
7.625% senior notes due in 2016	1,500	1,500
5.875% senior notes due in 2019, net of unamortized discount of $6 million as of December 31, 2010 and $7 million as of December 31, 2009	994	993
5.200% senior notes due in 2020, net of unamortized discount of $2 million as of December 31, 2010	1,298	—
4.600% senior notes due in 2021, net of unamortized discount of $1 million as of December 31, 2010	999	—
6.350% senior notes due in 2040, net of unamortized discount of $1 million as of December 31, 2010	499	—
6.000% senior notes due in 2040, net of unamortized discount of $17 million as of December 31, 2010	1,233	—
Total senior notes	$10,472	$4,492

The fair value of our senior notes was approximately $10,881 million at December 31, 2010 and $4,713 million at December 31, 2009. We calculated the fair values based on quoted market prices of our senior notes, which is a Level 1 input under the accounting guidance.

All of our senior notes were issued by DIRECTV U.S. and have been registered under the Securities Act of 1933, as amended. All of our senior notes are unsecured and have been fully and unconditionally guaranteed, jointly and severally, by substantially all of DIRECTV U.S.' current and certain of its future domestic subsidiaries on a senior unsecured basis. Principal on the senior notes is payable upon maturity, while interest is payable semi-annually.

Senior Secured Credit Facility. At December 31, 2010, DIRECTV U.S.' senior secured credit facility consisted of a $500 million undrawn six-year revolving credit facility. We paid a commitment fee of 0.175% per year for the unused commitment under the revolving credit facility. The senior secured credit facility was secured by substantially all of DIRECTV U.S.' assets and was fully and unconditionally guaranteed, jointly and severally by substantially all of DIRECTV U.S.' material domestic subsidiaries.

Revolving Credit Facility. In February 2011, DIRECTV U.S.' senior secured credit facility was terminated and replaced by a new five year, $2.0 billion revolving credit facility. We pay a commitment fee of .30% per year for the unused commitment under the revolving credit facility, and borrowings will bear interest at an annual rate of (i) the London interbank offer rate (LIBOR) (or for Euro advances the EURIBOR rate) plus 1.50% or at our option (ii) the higher of the prime rate plus 0.50% or the Fed Funds Rate plus 1.00%. The commitment fee and the annual interest rate may be increased or decreased under certain conditions, which include changes in DIRECTV U.S.' long-term, unsecured debt ratings. The revolving credit facility is unsecured and has been fully and unconditionally guaranteed, jointly and severally, by substantially all of DIRECTV U.S.' current and certain of its future domestic subsidiaries on a senior unsecured basis.

Our notes payable and short-term borrowings mature as follows: $38 million in 2011, $1,000 million in 2014, $2,200 million in 2015 and $7,300 million thereafter. The amount of interest accrued related to our outstanding debt was $138 million at December 31, 2010 and $47 million at December 31, 2009.

Covenants and Restrictions. The revolving credit facility requires DIRECTV U.S. to maintain at the end of each fiscal quarter a specified ratio of indebtedness to adjusted net income. The revolving credit facility also includes covenants that restrict DIRECTV U.S.' ability to, among other things, (i) incur additional subsidiary indebtedness, (ii) incur liens, (iii) enter into certain transactions with affiliates, (iv) merge or consolidate with another entity, (v) sell, assign, lease or otherwise dispose of all or substantially all of its assets, and (vi) change its lines of business. Additionally, the senior notes contain restrictive covenants that are similar. Should DIRECTV U.S. fail to comply with these covenants, all or a portion of its borrowings under the senior notes could become immediately payable and its revolving credit facility could be terminated. As of February 7, 2011, the closing date for the revolving credit facility, DIRECTV U.S. was in compliance with all such covenants. The senior notes and revolving credit facility also provide that the borrowings may be required to be prepaid if certain change-in-control events occur.

Restricted Cash. Restricted cash of $70 million as of December 31, 2010 and $16 million as of December 31, 2009 was included as part of "Prepaid expenses and other" in our Consolidated Balance Sheets. These amounts secure our letter of credit obligations and collateralize an international loan. Restrictions on the cash will be removed as the letters of credit expire and the loan is repaid.

Note 10: Income Taxes

We base our income tax expense or benefit on reported "Income from continuing operations before income taxes." Deferred income tax assets and liabilities reflect the impact of temporary differences between the amounts of assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes, as measured by applying currently enacted tax laws.

Our income tax expense consisted of the following for the years ended December 31:

	2010	2009	2008
	(Dollars in Millions)		
Current tax expense:			
U.S. federal	$ 391	$308	$543
Foreign	227	97	128
State and local	20	63	72
Total	638	468	743
Deferred tax expense (benefit):			
U.S. federal	596	309	210
Foreign	(118)	(1)	(97)
State and local	86	51	8
Total	564	359	121
Total income tax expense	$1,202	$827	$864

"Income from continuing operations before income taxes" in the Consolidated Statements of Operations included the following components for the years ended December 31:

	2010	2009	2008
	(Dollars in Millions)		
U.S. income	$2,809	$1,446	$1,981
Foreign income	705	388	490
Total	$3,514	$1,834	$2,471

Our income tax expense was different than the amount computed using the U.S. federal statutory income tax rate for the reasons set forth in the following table for the years ended December 31:

	2010	2009	2008
	(Dollars in Millions)		
Expected expense at U.S. federal statutory income tax rate	$1,230	$642	$865
U.S. state and local income tax expense, net of federal benefit	106	77	73
Liberty Transaction charges not recoverable	4	127	—
Change in unrecognized tax benefits	(40)	21	18
Noncontrolling interests in partnership earnings and taxes	(44)	(30)	(43)
Foreign taxes, net of federal tax benefits	9	(31)	(33)
Change in valuation allowance	(32)	33	11
Multistate tax planning	(20)	—	—
Tax credits	(7)	(3)	(32)
Other	(4)	(9)	5
Total income tax expense	$1,202	$827	$864

Temporary differences and carryforwards that gave rise to deferred tax assets and liabilities at December 31 were as follows:

	2010		2009	
	Deferred Tax Assets	Deferred Tax Liabilities	Deferred Tax Assets	Deferred Tax Liabilities
	(Dollars in Millions)			
Accruals and advances	$ 366	$ 168	$ 328	$ 103
Prepaid expenses	—	39	—	21
State taxes	75	—	57	—
Depreciation, amortization and asset impairment charges	—	723	—	608
Net operating loss and tax credit carryforwards	533	—	881	—
Programming contract liabilities	59	—	127	—
Unrealized foreign exchange gains or losses	—	146	—	134
Tax basis differences in investments and affiliates	74	861	188	795
Other	11	8	5	14
Subtotal	1,118	1,945	1,586	1,675
Valuation allowance	(504)	—	(711)	—
Total deferred taxes	$ 614	$1,945	$ 875	$1,675

Included in "Investments and other assets" in the Consolidated Balance Sheets are $320 million at December 31, 2010 and $53 million at December 31, 2009 of noncurrent deferred tax assets. Also included in "Accounts payable and accrued liabilities" in the Consolidated Balance Sheets is $34 million of current deferred tax liabilities at December 31, 2010.

We assessed the deferred tax assets for the respective periods for recoverability and, where applicable, we recorded a valuation allowance to reduce the total deferred tax assets to an amount that will, more likely than not, be realized in the future.

The valuation allowance balances of $504 million at December 31, 2010 and $711 million at December 31, 2009, are primarily attributable to unused foreign operating losses and unused capital losses, both of which are available for carry forward. For the year ended December 31, 2010, the decrease in the valuation allowance was primarily attributable to the reversal of a valuation allowance for a $200 million deferred tax asset for Brazilian net operating loss carryforwards. The reversal of the valuation allowance was based on management's evaluation that it is more likely than not that Brazilian net operating loss carryforwards which have not been previously realized will be utilized as a result of recent profitability of the Brazilian operations and its financial projections. $57 million of the valuation allowance reversal was both reported as a reduction in the foreign income tax expense and attributable to the noncontrolling interest in the Brazilian operations. Additionally, $143 million of the valuation allowance reversal was completely offset by a reduction to future U.S. tax credits that were previously recorded upon our acquisition of Sky Brazil.

Although realization is not assured, we have concluded that it is more likely than not that our unreserved deferred tax assets will be realized in the ordinary course of operations based on available positive and negative evidence, including scheduling of deferred tax liabilities and projected income from operating activities. The underlying assumptions we use in forecasting future taxable income require significant judgment and take into account our recent performance.

As of December 31, 2010, we have $29 million of federal net operating loss carryforward which expires between 2027 and 2028. The utilization of the federal net operating loss carryforward is subject to an annual limitation under Section 382 of the Internal Revenue Code, however we believe that we will have sufficient taxable income during the limitation period to utilize all of the carryforward. We also have foreign tax credit carryovers of $75 million which expire between 2019 and 2020, California research tax credits of $19 million which can be carried forward indefinitely, state net operating loss carryforwards of $99 million which expire between 2029 and 2030, and approximately $2.3 billion of foreign net operating losses that are primarily attributable to operations in Brazil with varying expiration dates.

No income tax provision has been made for the portion of undistributed earnings of foreign subsidiaries deemed permanently reinvested that amounted to approximately $125 million in 2010. It is not practicable to determine the amount of the unrecognized deferred tax liability related to the investments in foreign subsidiaries.

A reconciliation of the beginning and ending balances of the total amounts of gross unrecognized tax benefits is as follows:

	Unrecognized Tax Benefits
	(Dollars in Millions)
Gross unrecognized tax benefits at January 1, 2008	$ 291
Increases in tax positions for prior years	75
Increases in tax positions for the current year	26
Statute expiration	(38)
Settlements	9
Gross unrecognized tax benefits at December 31, 2008	363
Increases in tax positions for prior years	26
Increases in tax positions for the current year	147
Settlements	(9)
Gross unrecognized tax benefits at December 31, 2009	527
Decreases in tax positions for prior years	(200)
Increases in tax positions for the current year	35
Gross unrecognized tax benefits at December 31, 2010	$ 362

As of December 31, 2010, our unrecognized tax benefits totaled $362 million, including $303 million of tax positions the recognition of which would affect the annual effective income tax rate.

We recorded $21 million of interest and penalties accrued related to unrecognized tax benefits in "Income tax expense" in the Consolidated Statements of Operations during the year ended December 31, 2010, and we have accrued $51 million in interest and penalties as part of our liability for unrecognized tax benefits as of December 31, 2010.

We file numerous consolidated and separate income tax returns in the U.S. federal jurisdiction and in many state and foreign jurisdictions. For U.S. federal tax purposes, the tax years 2007 through 2009 remain open to examination. The

California tax years 1994 through 2009 remain open to examination and the income tax returns in the other state and foreign tax jurisdictions in which we have operations are generally subject to examination for a period of 3 to 5 years after filing of the respective return.

We do not anticipate changes to the total unrecognized tax benefits in the next twelve months which will have a significant effect on our results of operations or financial position.

Note 11: Capital Lease Obligations

The following table sets forth total minimum lease payments under capital leases for satellites and vehicles along with the present value of the net minimum lease payments as of December 31, 2010:

	(Dollars in Millions)
2011	$ 94
2012	92
2013	90
2014	86
2015	79
Thereafter	436
Total minimum lease payments	877
Less: Amount representing interest	297
Present value of net minimum lease payments	$580

Assets held under capitalized leases are included in Satellites, net and Property and Equipment, net in our Consolidated Balance Sheets. We had the following assets held under capital leases as of December 31:

	2010	2009
	(Dollars in Millions)	
Satellites under capital leases	$ 554	$543
Less: Accumulated amortization	(106)	(63)
Satellites, net under capital leases	$ 448	$480
Property and equipment under capital leases	$ 93	$ 63
Less: Accumulated amortization	(22)	(14)
Property and equipment, net under capital leases	$ 71	$ 49

We paid interest for capital leases of $55 million in 2010, $56 million in 2009 and $27 million in 2008.

Note 12: Pension and Other Postretirement Benefit Plans

Most of our employees are eligible to participate in our funded non-contributory defined benefit pension plan, which provides defined benefits based on either years of service and final average salary, or eligible compensation while employed by the company. Additionally, we maintain a funded contributory defined benefit plan for employees who elected to participate prior to 1991, and an unfunded, nonqualified pension plan for certain eligible employees. For participants in the contributory pension plan, we also maintain a postretirement benefit plan for those eligible retirees to participate in health care and life insurance benefits generally until they reach age 65. Participants may become eligible for these health care and life insurance benefits if they retire from our company between the ages of 55 and 65. The health care plan is contributory with participants' contributions subject to adjustment annually; the life insurance plan is non-contributory.

The components of the pension benefit obligation and the other postretirement benefit obligation, including amounts recognized in the Consolidated Balance Sheets, are shown below for the years ended December 31:

	Pension Benefits		Other Postretirement Benefits	
	2010	2009	2010	2009
	(Dollars in Millions)			
Change in Net Benefit Obligation				
Net benefit obligation at beginning of year	$498	$ 452	$ 21	$ 22
Service cost	19	16	1	—
Interest cost	28	28	1	1
Plan participants' contributions	1	1	—	—
Actuarial loss	11	48	1	—
Benefits paid	(35)	(47)	(3)	(2)
Change in plan	(1)	—	—	—
Net benefit obligation at end of year	521	498	21	21
Change in Plan Assets				
Fair value of plan assets at beginning of year	374	283	—	—
Actual return on plan assets	45	66	—	—
Employer contributions	45	72	3	2
Benefits paid	(35)	(47)	(3)	(2)
Fair value of plan assets at end of year	429	374	—	—
Funded status at end of year	$ (92)	$(124)	$(21)	$(21)
Amounts recognized in the consolidated balance sheets consist of:				
Accounts payable and accrued liabilities	$ (5)	$ (8)	$ (2)	$ (2)
Other liabilities and deferred credits	(87)	(116)	(19)	(19)
Deferred tax assets (liabilities)	74	80	—	(1)
Accumulated other comprehensive loss (gain)	122	131	—	(1)
Amounts recognized in the accumulated other comprehensive loss consist of:				
Unamortized net amount resulting from changes in defined benefit plan experience and actuarial assumptions, net of taxes	$119	$ 127	$ —	$ —
Unamortized amount resulting from changes in defined benefit plan provisions, net of taxes	3	4	—	(1)
Total	$122	$ 131	$ —	$ (1)

We estimate that the following amounts will be amortized from accumulated other comprehensive income into net periodic benefit cost during the year ending December 31, 2011:

	Pension Benefits	Other Postretirement Benefits
	(Dollars in Millions)	
Expense resulting from changes in plan experience and actuarial assumptions	$15	$—
Expense resulting from changes in plan provisions	1	—

The accumulated benefit obligation for all pension plans was $479 million at December 31, 2010 and $456 million as of December 31, 2009.

Information for pension plans with an accumulated benefit obligation in excess of plan assets at December 31:

	2010	2009
	(Dollars in Millions)	
Accumulated benefit obligation	$62	$456
Fair value of plan assets	—	374

Information for pension plans with a projected benefit obligation in excess of plan assets at December 31:

	2010	2009
	(Dollars in Millions)	
Projected benefit obligation	$521	$498
Fair value of plan assets	429	374

Components of net periodic benefit cost for the years ended December 31:

	Pension Benefits			Other Postretirement Benefits		
	2010	2009	2008	2010	2009	2008
	(Dollars in Millions)					
Components of net periodic benefit cost						
Benefits earned during the year	$ 19	$ 16	$ 16	$ 1	$—	$—
Interest accrued on benefits earned in prior years	28	28	27	1	1	1
Expected return on plan assets	(32)	(30)	(30)	—	—	—
Amortization components						
Amount resulting from changes in plan provisions	1	1	1	(1)	—	—
Net amount resulting from changes in plan experience and actuarial assumptions	14	8	4	—	—	—
Net periodic benefit cost	$ 30	$ 23	$ 18	$ 1	$ 1	$ 1

Assumptions

Weighted-average assumptions used to determine benefit obligations at December 31:

	Pension Benefits		Other Postretirement Benefits	
	2010	2009	2010	2009
Discount rate—Qualified Plans	5.59%	5.64%	4.99%	5.21%
Discount rate—Non-Qualified Plans	5.54%	5.63%	—	—
Rate of compensation increase	4.00%	4.00%	4.00%	4.00%

Weighted-average assumptions used to determine net periodic benefit cost for the years ended December 31:

	Pension Benefits			Other Postretirement Benefits		
	2010	2009	2008	2010	2009	2008
Discount rate—Qualified Plan	5.64%	6.06%	6.22%	5.21%	5.88%	5.76%
Discount rate—Non-Qualified Plans	5.63%	6.04%	6.24%	—	—	—
Expected long-term return on plan assets	8.25%	8.25%	8.75%	—	—	—
Rate of compensation increase	4.00%	4.00%	4.00%	4.00%	4.00%	4.00%

We base our expected long-term return on plan assets assumption on a periodic review and modeling of the plans' asset allocation and liability structure over a long-term horizon. Expectations of returns for each asset class are the most important of the assumptions used in the review and modeling and are based on comprehensive reviews of historical data and economic/financial market theory.

The following table provides assumed health care costs trend rates:

	2010	2009
Health care cost trend rate assumed for next year	8.00%	8.00%
Rate to which the cost trend rate is assumed to decline (ultimate trend rate)	5.00%	5.00%
Year that trend rate reaches the ultimate trend rate	2017	2017

Plan Assets

Our investment policy includes various guidelines and procedures designed to ensure we invest assets in a manner necessary to meet expected future benefits earned by participants. The investment guidelines consider a broad range of economic conditions. Central to the policy are target allocation ranges by major asset categories. The policy range for plan assets are 40% to 70% equity securities, 30% to 50% debt securities, 0% to 30% alternatives and other types of investments.

The objectives of the target allocations are to maintain investment portfolios that diversify risk through prudent asset allocation parameters, achieve asset returns that meet or exceed the plans' actuarial assumptions, and achieve asset returns that are competitive with like institutions employing similar investment strategies.

The investment policy is periodically reviewed by us and a designated third-party fiduciary for investment matters. We establish and administer the policy in a manner so as to comply at all times with applicable government regulations.

The fair value measurements of the plan assets as of December 31, 2010 were as follows:

	Fair Value Measurements as of December 31, 2010				
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Percentage of Plan Assets as of December 31, 2010
	(Dollars in millions)				
Asset Category					
Common collective trusts					
Cash	$ 1	$ 1	$ —	$—	—
Equity securities:					
U.S. large-cap	125	—	125	—	29%
U.S. mid-cap growth	34	—	34	—	8%
International large-cap value	60	—	60	—	14%
Domestic real estate	20	—	20	—	5%
Stable value	159	—	159	—	37%
Partnership and joint venture interests	28	—	—	28	7%
Insurance contracts at contract value	2	—	2	—	—
Total	$429	$ 1	$400	$28	100%

There were no shares of our common stock included in plan assets as of December 31, 2010 and 2009.

The fair value measurement of plan assets using significant unobservable inputs (Level 3) changed during 2010 due to the following:

	Partnerships and Joint Venture Interests
	(Dollars in Millions)
Balance at January 1, 2010	$21
Realized losses	—
Unrealized gains	4
Purchases and sales	3
Balance at December 31, 2010	$28

Cash Flows

Contributions

We expect to contribute approximately $15 million to our qualified pension plans and make payments of $6 million to our nonqualified pension plan participants in 2011.

Estimated Future Benefit Payments

We expect the following benefit payments, which reflect expected future service, as appropriate, to be paid by the plans during the years ending December 31:

	Estimated Future Benefit Payments	
	Pension Benefits	Other Postretirement Benefits
	(Dollars in Millions)	
2011	$ 42	$ 2
2012	42	2
2013	44	2
2014	40	2
2015	41	2
2015-2019	228	10

We maintain 401(k) plans for qualified employees. We match a portion of our employee contributions and our match amounted to $23 million in 2010, $16 million in 2009 and $12 million in 2008.

We have disclosed certain amounts associated with estimated future postretirement benefits other than pensions and characterized such amounts as "other postretirement benefit obligation." Notwithstanding the recording of such amounts and the use of these terms, we do not admit or otherwise acknowledge that such amounts or existing postretirement benefit plans of our company (other than pensions) represent legally enforceable liabilities of us.

Note 13: Stockholders' Equity

Capital Stock and Additional Paid-In Capital

Our certificate of incorporation provides for the following capital stock: Class A common stock, par value $0.01 per share, 3,500,000,000 shares authorized; Class B common stock, par value $0.01 per share, 30,000,000 shares authorized; Class C common stock, par value $0.01 per share, 420,000,000 shares authorized; and preferred stock, par value $0.01 per share, 50,000,000 shares authorized. As of December 31, 2010, there were no shares outstanding of the Class B common stock, Class C common stock or preferred stock.

Following completion of the Liberty Transaction in November 2009, DIRECTV had two classes of common stock outstanding: Class A common stock and Class B common stock. As discussed in more detail below, in April 2010, we entered into an agreement with the Dr. John Malone and his family, or the Malones, under which they exchanged 21.8 million shares of Class B common stock, which was all of the outstanding Class B shares, for Class A common stock. The DIRECTV Class A common stock is entitled to one vote per share and trades on the NASDAQ Global Select Market, or NASDAQ, under the ticker "DTV". DIRECTV Group common stock has been delisted and no longer trades on the NASDAQ. The DIRECTV Class B common stock was entitled to fifteen votes per common share and was not listed on any stock exchange or automated dealer quotation system.

Malone Transaction

In connection with approval by the Federal Communications Commission, or FCC, of the sale of News Corporation's interest in DIRECTV Group to Liberty Media in 2008, the FCC imposed certain conditions related to attributable interests in two pay television operations: DIRECTV Puerto Rico and Liberty Cablevision of Puerto Rico Ltd, or LCPRL. We refer to the FCC's requirements as the "Puerto Rico Condition".

Because neither News Corporation nor Liberty Media could satisfy the Puerto Rico Condition, in connection with the close of that transaction a Special Committee of independent directors of our Board of Directors approved an agreement with News Corporation and Liberty Media in which we assumed responsibility for the satisfaction, modification or waiver of the Puerto Rico Condition within the one year period specified by the FCC. As part of this agreement, during the first quarter of 2008, we received a $160 million cash capital contribution, which we recorded as "Additional paid-in-capital" in the Consolidated Balance Sheets.

In order to comply with terms of the FCC order, effective February 25, 2009, we placed the shares of DIRECTV Puerto Rico into a trust and appointed an independent trustee who, prior to completion of the Malone Transaction, oversaw the management and operation of DIRECTV Puerto Rico, with the authority, subject to certain conditions, to divest ownership of DIRECTV Puerto Rico. We continued to consolidate the results of DIRECTV Puerto Rico while the trust was in place.

The FCC staff advised us in early 2010 that the trust arrangement created in 2009 for the purpose of satisfying the FCC order could not remain in place indefinitely and was not alone sufficient to comply with the requirements of its order.

In order to resolve the Puerto Rico Condition, on April 6, 2010, we entered into an agreement with the Malones which severed all attributable interests between DIRECTV Puerto Rico and LCPRL in satisfaction of the requirements of the FCC order. The agreement achieved these requirements through the exchange of the DIRECTV stock held by the Malones and the resignation of Dr. Malone and two other board members affiliated with Liberty Media from our Board of Directors.

Under the terms of the agreement, the Malones exchanged 21.8 million shares of high-vote DIRECTV Class B common stock, which was all of the outstanding DIRECTV Class B shares, for 26.5 million shares of DIRECTV Class A common stock, resulting in the reduction of the Malone's voting interest in DIRECTV from approximately 24% to approximately 3%. The number of DIRECTV Class A shares issued was determined as follows: one share of DIRECTV Class A common stock for each share of DIRECTV Class B common stock held, plus an additional number of DIRECTV Class A shares with a fair value of $160 million based on the then current market price of the DIRECTV Class A (DTV) common stock. Following the exchange we dissolved the Puerto Rico trust.

We accounted for the exchange of DIRECTV Class B common stock into DIRECTV Class A common stock pursuant to accounting standards for induced conversions, whereby the $160 million in incremental DIRECTV Class A common stock issued to the former DIRECTV Class B stockholders has been deducted from earnings attributable to DIRECTV Class A stockholders for purposes of calculating earnings per share in the Consolidated Statements of Operations. This adjustment had the effect of reducing diluted earnings per DIRECTV Class A common share by $0.18 for the year ended December 31, 2010.

Share Repurchase Program

Since 2006 our Board of Directors has approved multiple authorizations for the repurchase of our common stock, the most recent of which was announced in the first quarter of 2011, authorizing share repurchases of $6 billion. The authorizations allow us to repurchase our common stock from time to time through open market purchases and negotiated transactions, or otherwise. The timing, nature and amount of such transactions will depend on a variety of factors, including market conditions, and the program may be suspended, discontinued or accelerated at any time. The sources of funds for the purchases under the remaining authorizations are our existing cash on hand, cash from operations and potential additional borrowings. Purchases are made in the open market, through block trades and other negotiated transactions. Repurchased shares are retired but remain authorized for registration and issuance in the future.

The following table sets forth information regarding shares repurchased and retired for the years ended December 31:

	2010	2009	2008
	(Amounts in Millions, Except Per Share Amounts)		
Total cost of repurchased and retired shares	$5,179	$1,696	$3,174
Average price per share	38.20	23.79	24.12
Number of shares repurchased and retired	136	71	131

For the year ended December 31, 2010, we recorded the $5,179 million in repurchases as a decrease of $973 million to "Common stock and additional paid in capital" and an increase of $4,206 million to "Accumulated deficit" in the Consolidated Balance Sheets. Of the $5,179 million in repurchases during the year ended December 31, 2010, $68 million were paid for in January 2011. For the year ended December 31, 2009, we recorded the $1,696 million in repurchases as a decrease of $591 million to "Common stock and additional paid in capital" and an increase of $1,105 million to "Accumulated deficit" in the Consolidated Balance Sheets. For the year ended December 31, 2008, we recorded the $3,174 million in repurchases as a decrease of $1,089 million to "Common stock and additional paid in capital" and an increase of $2,085 million to "Accumulated deficit" in the Consolidated Balance Sheets.

Other Comprehensive Income

The following represents the components of OCI, net of taxes, for the years ended December 31:

	2010			2009			2008		
	Pre-tax Amount	Tax (Benefit) Expense	Net Amount	Pre-tax Amount	Tax Benefit	Net Amount	Pre-tax Amount	Tax (Benefit) Expense	Net Amount
	(Dollars in Millions)								
Amortization of amounts resulting from changes in defined benefit plan experience and actuarial assumptions, net of taxes	$13	$ 5	$ 8	$ (3)	$ (1)	$ (2)	$(140)	$(53)	$(87)
Cumulative effect of change in functional currency at Sky Brazil	—	—	—	(181)	(69)	(112)	—	—	—
Foreign currency translation activity during the period	32	12	20	290	111	179	—	—	—
Unrealized holding gains (losses) on securities	6	2	4	11	4	7	(32)	(12)	(20)
Less: reclassification adjustment for net gains recognized during period	(5)	(2)	(3)	—	—	—	—	—	—

Accumulated Other Comprehensive Loss

The following represent the components of "Accumulated other comprehensive loss" in our Consolidated Balance Sheets as of December 31:

	2010	2009
	(Dollars in Millions)	
Unamortized net amount resulting from changes in defined benefit plan experience and actuarial assumptions, net of taxes	$(119)	$(127)
Unamortized amount resulting from changes in defined benefit plan provisions, net of taxes	(3)	(3)
Accumulated unrealized gains on securities, net of taxes	9	8
Accumulated foreign currency translation adjustments	86	66
Total accumulated other comprehensive loss	$ (27)	$ (56)

Note 14: Earnings Per Common Share

Earnings per share has been computed using the number of outstanding shares of DIRECTV Group common stock through November 19, 2009, and based on the outstanding shares of DIRECTV Class A common stock from November 20, 2009 through December 31, 2010 and Class B common stock from November 20, 2009 through June 16, 2010. See Note 3 for additional information regarding the Liberty Transaction and Note 13 for additional information regarding the Malone Transaction.

We compute basic earnings per common share, or EPS, by dividing net income by the weighted average number of common shares outstanding for the period.

Diluted EPS considers the effect of common equivalent shares, which consist entirely of common stock options and unvested restricted stock units issued to employees. In the computation of diluted EPS under the treasury stock method, the amount of assumed proceeds from nonvested stock awards and unexercised stock options includes the amount of compensation cost attributable to future services not yet recognized, proceeds from the exercise of the options, and the incremental income tax benefit or liability as if the awards were distributed during the period. We exclude common equivalent shares from the computation in loss periods as their effect would be antidilutive and we exclude common stock options from the computation of diluted EPS when their exercise price is greater than the average market price of our common stock. The following table sets forth the number of common stock options excluded from the computation of diluted EPS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(continued)

because the options' exercise prices were greater than the average market price of our common stock during the years presented:

	December 31,		
	2010	2009	2008
	(Shares in Millions)		
Common stock options excluded	—	16	27

No DIRECTV Class B common stock options have been issued.

From November 20, 2009 to June 16, 2010, we allocated "Income from continuing operations attributable to DIRECTV" in the Consolidated Statements of Operations to the DIRECTV Class A and DIRECTV Class B common stockholders based on the weighted average shares outstanding for each class through the close of the Malone Transaction on June 16, 2010. After the close of the Malone Transaction we allocate all income from continuing operations attributable to DIRECTV to the DIRECTV Class A stockholders. At the close of the transaction, we exchanged 21.8 million shares of DIRECTV Class B common stock, which represented all of the issued and outstanding DIRECTV Class B common stock, for 26.5 million shares of DIRECTV Class A common stock. We determined the number of shares of DIRECTV Class A common stock to be exchanged as follows: one share of DIRECTV Class A common stock for each share of DIRECTV Class B common stock held, plus an additional number of DIRECTV Class A shares with a fair value of $160 million based on the market price of the DIRECTV Class A common stock at the time of the agreement on April 6, 2010. We included the $160 million in income attributable to DIRECTV Class B common stockholders. For the years ended December 31, 2010 and 2009, there were no dilutive securities outstanding for the DIRECTV Class B common stock. See Note 13 of the Notes to the Consolidated Financial Statements for a further discussion of the Malone Transaction.

The reconciliation of the amounts used in the basic and diluted EPS computation was as follows:

	Income	Shares	Per Share Amounts
	(Dollars and Shares in Millions, Except Per Share Amounts)		
Year Ended December 31, 2010:			
DIRECTV Class A Common Stock:			
Basic EPS			
Income from continuing operations attributable to DIRECTV Class A common stockholders	$2,014	870	$ 2.31
Effect of Dilutive Securities			
Dilutive effect of stock options and restricted stock units	—	6	(0.01)
Diluted EPS			
Adjusted income from continuing operations attributable to DIRECTV Class A common stockholders	$2,014	876	$ 2.30
DIRECTV Class B Common Stock:			
Basic and diluted EPS			
Income from continuing operations attributable to DIRECTV Class B common stockholders, including $160 million exchange inducement value for the Malone Transaction	$ 184	22	$ 8.44
Year Ended December 31, 2009:			
DIRECTV Class A Common Stock (DIRECTV Group common stock for period from January 1, 2009 through November 19, 2009):			
Basic EPS			
Income from continuing operations attributable to DIRECTV	$ 942	982	$ 0.96
Effect of Dilutive Securities			
Dilutive effect of stock options and restricted stock units	—	7	(0.01)
Diluted EPS			
Adjusted income from continuing operations attributable to DIRECTV	$ 942	989	$ 0.95
DIRECTV Class B Common Stock:			
Income from continuing operations attributable to DIRECTV Class B common stockholders	$ —	22	$(0.02)

	Income	Shares	Per Share Amounts
	(Dollars and Shares in Millions, Except Per Share Amounts)		
Year Ended December 31, 2008:			
DIRECTV Group Common Stock:			
Basic EPS			
Income from continuing operations attributable to DIRECTV	$1,515	1,110	$ 1.36
Effect of Dilutive Securities			
Dilutive effect of stock options and restricted stock units	—	4	—
Diluted EPS			
Adjusted income from continuing operations attributable to DIRECTV	$1,515	1,114	$ 1.36

Note 15: Share-Based Payment

As a result of the Liberty Transaction completed on November 19, 2009, DIRECTV assumed share based payment awards granted under plans of both the DIRECTV Group and LEI. See Note 3 for additional information regarding the Liberty Transaction.

Under The DIRECTV Group, Inc. Amended and Restated 2004 Stock Plan, or the DIRECTV Plan, as approved by DIRECTV Group stockholders on June 5, 2007, shares, rights or options to acquire up to 21 million shares of common stock plus the number of shares that were granted under a former plan but which, after December 22, 2003 are forfeited, expire or are cancelled without the delivery of shares of common stock or otherwise result in the return of such shares to us, were authorized for grant through June 4, 2017, subject to the approval of the Compensation Committee of our Board of Directors.

As part of the Liberty Transaction on November 19, 2009, we assumed the Liberty Entertainment Transitional Stock Plan, or the LEI Plan. Under the LEI Plan, we assumed 16.7 million stock options and stock appreciation rights, or SARs, and issued 1.1 million shares of Class A common stock to holders of restricted stock units issued under the LEI Plan. We are authorized to issue shares, rights or options to acquire up to 21 million shares of common stock under the LEI Plan. Equity instruments from the LEI Plan that are forfeited, expire or are cancelled without the delivery of shares of common stock or otherwise result in the return of such shares to us will be authorized for grant subject to the approval of the Compensation Committee of our Board of Directors.

Under both the DIRECTV Plan and the LEI Plan, we issue new shares of our Class A common stock when restricted stock units are earned and when stock options are exercised.

Restricted Stock Units

The Compensation Committee has granted restricted stock units under our stock plans to certain of our employees and executives. Annual awards are mostly performance-based, vest over three years and provide for final payments in shares of our Class A common stock. Final payment can be reduced or increased from the target award amounts based on our company's performance over a three year performance period in comparison with pre-established targets. We determine the fair value of restricted stock units based on the closing stock price of our Class A common shares on the date of grant.

Changes in the status of outstanding restricted stock units were as follows:

	Stock Units	Weighted-Average Grant-Date Fair Value
Nonvested at January 1, 2010	7,464,713	$22.80
Granted	3,515,837	30.83
Vested and Distributed	(2,444,155)	24.21
Forfeited	(318,836)	24.93
Nonvested at December 31, 2010	8,217,559	25.74

The weighted average grant-date fair value of restricted stock units granted during the year ended December 31, 2009 was $21.57. The weighted average grant-date fair value of restricted stock units granted during the year ended December 31, 2008 was $23.19.

The total fair value of restricted stock units vested and distributed was $81 million during the year ended December 31, 2010, $52 million during the year ended December 31, 2009 and $72 million during the year ended December 31, 2008.

Stock Options

The Compensation Committee has also granted stock options to acquire our Class A common stock under our stock plans to certain of our employees and executives. The exercise price of options granted is equal to at least 100% of the fair market value of the common stock on the date the options were granted. These nonqualified options generally vest over one to five years, expire seven to ten years from date of grant and are subject to earlier termination under certain conditions.

Changes in the status of outstanding options were as follows:

	Shares Under Option	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value (in millions)
Outstanding at January 1, 2010	29,422,437	$31.15		
Granted	1,011,100	33.74		
Exercised	(20,140,221)	25.05		
Forfeited or expired	(5,740,639)	40.44		
Outstanding at December 31, 2010	4,552,677	23.41	4.3	$ 76
Exercisable at December 31, 2010	3,878,610	$21.61	3.5	$ 72

The total intrinsic value of options exercised was $221 million during the year ended December 31, 2010, $144 million during the year ended December 31, 2009 and $38 million during the year ended December 31, 2008, based on the intrinsic value of individual awards on the date of exercise.

The following table presents the estimated weighted average fair value as of November 19, 2009 of the 16.7 million stock options and stock appreciation rights assumed under the LEI Plan as part of the Liberty Transaction using the Black-Scholes valuation model, along with the assumptions used in the fair value calculations. Expected stock volatility is based primarily on the historical volatility of our common stock. The risk-free rate for periods within the contractual lives of the options are based on the U.S. Treasury yield curve in effect at the time of grant. The expected option life is based on historical exercise behavior, the contractual life of the awards, and other factors.

	November 19, 2009
Average estimated fair value per equity instrument assumed	$14.17
Average exercise price per equity instrument assumed	$18.90
Expected stock volatility	24.73%
Range of risk-free interest rates	0.16 - 2.87%
Range of expected option lives (in years)	0.7 - 7.5

The intrinsic value of awards assumed under the LEI Plan which were exercised during the period was $145 million.

The holders of the majority of the equity instruments assumed as a result of the Liberty Transaction did not become DIRECTV employees or directors. Accordingly, we recognize those equity instruments as a liability that is subject to fair value measurement at each reporting date pursuant to accounting rules for non-employee awards. We include that liability within "Other liabilities and deferred credits" in our Consolidated Balance Sheets. Of the 16.7 million equity instruments assumed on November 19, 2009, 8.8 million were held by persons other than employees or directors. As of December 31, 2010, 1.0 million non-employee awards remain outstanding with a fair value of approximately $22 million. During the year ended December 31, 2010, we recorded a net loss of $11 million to "Other, net" in the Consolidated Statements of Operations for gains and losses recognized for exercised options and the adjustment of the liability to fair value as of December 31, 2010.

The following table presents the estimated weighted average fair value as of December 31, 2010 and December 31, 2009 for the equity instruments issued to persons other than employees and directors carried as a liability using the Black-Scholes valuation model along with the assumptions used in the fair value calculations. Expected stock volatility is based primarily on the historical volatility of our common stock. The risk-free rate for periods within the contractual lives of the options are based on the U.S. Treasury yield curve in effect at the time of grant. The expected option life is based on the contractual life of the awards.

	December 31, 2010	December 31, 2009
Average estimated fair value per equity instrument assumed	$22.52	$15.19
Average exercise price per equity instrument assumed	$19.34	$20.06
Expected stock volatility	26.5%	25.2%
Range of risk-free interest rates	0.07 - 2.01%	0.19 - 3.34%
Range of expected option lives (in years)	0.1 - 6.4	0.6 - 7.4

The following table presents the estimated weighted average fair value for stock options granted during the year ended December 31, 2010 under the DIRECTV Plan using the Black-Scholes valuation model along with the assumptions used in the fair value calculations. Expected stock volatility is based primarily on the historical volatility of our common stock. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant. The expected option life is based on historical exercise behavior and other factors.

	2010
Estimated fair value per option granted	$12.36
Average exercise price per option granted	$33.74
Expected stock volatility	26.9%
Risk-free interest rate	3.35%
Expected option life (in years)	7.0

There were no stock options granted under the DIRECTV Plan during the years ended December 31, 2008 and 2009.

The following table presents amounts recorded related to share-based compensation:

	For the Years Ended December 31,		
	2010	2009	2008
	(Dollars in Millions)		
Share-based compensation expense recognized	$82	$55	$ 51
Tax benefits associated with share-based compensation expense	31	21	19
Actual tax benefits realized for the deduction of share-based compensation expense	60	42	43
Proceeds received from stock options exercised	38	35	105

As of December 31, 2010, there was $90 million of total unrecognized compensation expense related to unvested restricted stock units and stock options that we expect to recognize as follows: $56 million in 2011 and $34 million in 2012.

Beginning in 2009, we implemented a net exercise plan pursuant to which we only issue new shares in connection with employee option exercises equal to the intrinsic value of the exercised award on the exercise date reduced by the amount of statutory employee withholding taxes and divided by the current market price of the our common stock. As a result, we no longer receive cash in connection with the exercise of most stock options, but rather issue significantly fewer shares. In addition, the company is required to pay the employee withholding taxes to taxing authorities, the cash payments for which are reported in "Taxes paid in lieu of shares issued for share-based compensation" in the Consolidated Statements of Cash Flows.

Note 16: Other Income and Expenses

The following table summarizes the components of "Other, net" in our Consolidated Statements of Operations for the years ended December 31:

	2010	2009	2008
	(Dollars in Millions)		
Equity in earnings from unconsolidated affiliates	$ 90	$ 51	$55
Net foreign currency transaction gain	11	62	—
Loss from impairment of investments	—	(45)	—
Fair-value adjustment loss on non-employee stock options	(11)	—	—
Loss on early extinguishment of debt	(16)	(34)	—
Net gain from sale of investments	6	—	1
Other	(11)	—	(1)
Total other, net	$ 69	$ 34	$55

See Note 7 regarding equity method investments and net gains and losses recorded on the sale of investments.

Note 17: Related-Party Transactions

In the ordinary course of our operations, we enter into transactions with related parties as discussed below.

Related parties include Globo, which provides programming and advertising to Sky Brazil, and companies in which we hold equity method investments, including Sky Mexico and GSN.

The majority of payments under contractual arrangements with related parties are pursuant to multi-year programming contracts. Payments under these contracts are typically subject to annual rate increases and are based on the number of subscribers receiving the related programming.

Liberty Media, Liberty Global and Discovery Communications

As discussed above in Note 13 of the Notes to the Consolidated Financial Statements, on June 16, 2010, we completed a transaction, which we refer to as the Malone Transaction, with John Malone and his wife and certain trusts for the benefit of their children, which we refer to as the Malones, which resulted in the reduction of the Malones' voting interest in DIRECTV from approximately 24% to approximately 3% and Dr. Malone's resignation from our Board of Directors.

Prior to the completion of the Malone Transaction, Dr. Malone was Chairman of the Board of Directors of DIRECTV and of Liberty Media. Dr. Malone also had an approximate 35% voting interest in Liberty Media, an approximate 31% voting interest in Discovery Communications, Inc., or Discovery Communications, an approximate 40% voting interest in Liberty Global Inc., or Liberty Global, and serves as Chairman of Liberty Global, and certain of Liberty Media's management and directors also serve as directors of Discovery Communications or Liberty Global. As a result of this common ownership and management, transactions with Liberty Media, Discovery Communications and Liberty Global and their subsidiaries or equity method investees were considered to be related party transactions through the completion of the Malone Transaction. Our transactions with Liberty Media, Discovery Communications and Liberty Global consisted primarily of purchases of programming created, owned or distributed by Liberty Media and Discovery Communications and its subsidiaries and investees.

News Corporation and affiliates

News Corporation and its affiliates were considered related parties until February 27, 2008, when News Corporation transferred its 41% interest in our common stock to Liberty Media. Accordingly, the following contractual arrangements with News Corporation and its affiliates are considered related party transactions and reported through February 27, 2008: purchase of programming, products and advertising; license of certain intellectual property, including patents; purchase of system access products, set-top receiver software and support services; sale of advertising space; purchase of employee services; and use of facilities.

As discussed above in Note 13, during the first quarter of 2008, we received a $160 million cash capital contribution, which we recorded as "Additional paid-in-capital" in the Consolidated Balance Sheets.

The following table summarizes sales and purchase transactions with related parties:

	2010	2009	2008
	(Dollars in Millions)		
Sales:			
Liberty Media and affiliates	$ 26	$ 56	$ 36
Discovery Communications, Liberty Global and affiliates	5	11	10
News Corporation and affiliates	—	—	2
Globo and Other	13	10	9
Total	$ 44	$ 77	$ 57
Purchases:			
Liberty Media and affiliates	$143	$ 358	$ 269
Discovery Communications, Liberty Global and affiliates	128	255	186
News Corporation and affiliates	—	—	167
Globo and Other	622	504	384
Total	$893	$1,117	$1,006

The following table sets forth the amount of accounts receivable from and accounts payable to related parties as of December 31:

	2010	2009
	(Dollars in Millions)	
Accounts receivable	$ 2	$ 26
Accounts payable	80	184

The accounts receivable and accounts payable balances as of December 31, 2010 are primarily related to Globo and equity method investments we hold. The accounts receivable and accounts payable balances as of December 31, 2009 are primarily related to affiliates of Liberty Media.

Note 18: Segment Reporting

Our three reportable segments, which are differentiated by their products and services as well as geographic location, are DIRECTV U.S. and DIRECTV Latin America, which acquire, promote, sell and distribute digital entertainment programming via satellite to residential and commercial subscribers, and the Sports Networks, Eliminations and Other segment which includes our three regional sports networks that provide programming devoted to local professional sports teams and college sporting events and locally produces its own local programming. Sports Networks, Eliminations and Other also includes the corporate office, eliminations and other entities.

Selected information for our operating segments is reported as follows:

	DIRECTV U.S.	DIRECTV Latin America	Sports Networks, Eliminations and Other	Total
	(Dollars in millions)			
2010				
External revenues	$20,261	$3,597	$ 244	$24,102
Intersegment revenues	7	—	(7)	—
Revenues	$20,268	$3,597	$ 237	$24,102
Operating profit (loss)	$ 3,290	$ 623	$ (17)	$ 3,896
Add: Depreciation and amortization expense	1,926	541	15	2,482
Operating profit (loss) before depreciation and amortization (1)	$ 5,216	$1,164	$ (2)	$ 6,378
Segment assets	$11,400	$4,696	$1,813	$17,909
Capital expenditures	1,557	857	2	2,416

	DIRECTV U.S.	DIRECTV Latin America	Sports Networks, Eliminations and Other	Total
	(Dollars in millions)			
2009				
External revenues	$18,664	$2,878	$ 23	$21,565
Intersegment revenues	7	—	(7)	—
Revenues	$18,671	$2,878	$ 16	$21,565
Operating profit (loss)	$ 2,410	$ 331	$ (68)	$ 2,673
Add: Depreciation and amortization expense	2,275	366	(1)	2,640
Operating profit (loss) before depreciation and amortization (1)	$ 4,685	$ 697	$ (69)	$ 5,313
Segment assets	$12,408	$3,772	$2,080	$18,260
Capital expenditures	1,485	584	2	2,071
2008				
External revenues	$17,310	$2,383	$ —	$19,693
Intersegment revenues	—	—	—	—
Revenues	$17,310	$2,383	$ —	$19,693
Operating profit (loss)	$ 2,330	$ 426	$ (61)	$ 2,695
Add: Depreciation and amortization expense	2,061	264	(5)	2,320
Operating profit (loss) before depreciation and amortization (1)	$ 4,391	$ 690	$ (66)	$ 5,015
Segment assets	$12,546	$3,301	$ 692	$16,539
Capital expenditures	1,765	447	17	2,229

(1) Operating profit (loss) before depreciation and amortization, which is a financial measure that is not determined in accordance with GAAP can be calculated by adding amounts under the caption "Depreciation and amortization expense" to "Operating profit (loss)." This measure should be used in conjunction with GAAP financial measures and is not presented as an alternative measure of operating results, as determined in accordance with GAAP. Our management and Board of Directors use operating profit (loss) before depreciation and amortization to evaluate the operating performance of our company and our business segments and to allocate resources and capital to business segments. This metric is also used as a measure of performance for incentive compensation purposes and to measure income generated from operations that could be used to fund capital expenditures, service debt or pay taxes. Depreciation and amortization expense primarily represents an allocation to current expense of the cost of historical capital expenditures and for intangible assets resulting from prior business acquisitions. To compensate for the exclusion of depreciation and amortization expense from operating profit, our management and our Board of Directors separately measure and budget for capital expenditures and business acquisitions.

We believe this measure is useful to investors, along with GAAP measures (such as revenues, operating profit and net income), to compare our operating performance to other communications, entertainment and media service providers. We believe that investors use current and projected operating profit (loss) before depreciation and amortization and similar measures to estimate our current or prospective enterprise value and make investment decisions. This metric provides investors with a means to compare operating results exclusive of depreciation and amortization. Our management believes this is useful given the significant variation in depreciation and amortization expense that can result from the timing of capital expenditures, the capitalization of intangible assets, potential variations in expected useful lives when compared to other companies and periodic changes to estimated useful lives.

The following represents a reconciliation of operating profit before depreciation and amortization to reported net income on the Consolidated Statements of Operations:

	Years Ended December 31,		
	2010	2009	2008
	(Dollars in Millions)		
Operating profit before depreciation and amortization	$ 6,378	$ 5,313	$ 5,015
Depreciation and amortization expense	(2,482)	(2,640)	(2,320)
Operating profit	3,896	2,673	2,695
Interest income	39	41	81
Interest expense	(557)	(423)	(360)
Liberty transaction and related gains (charges)	67	(491)	—
Other, net	69	34	55
Income from continuing operations before income taxes	3,514	1,834	2,471
Income tax expense	(1,202)	(827)	(864)
Income from continuing operations	2,312	1,007	1,607
Income from discontinued operations, net of taxes	—	—	6
Net income	2,312	1,007	1,613
Less: Net income attributable to noncontrolling interests	(114)	(65)	(92)
Net income attributable to DIRECTV	$ 2,198	$ 942	$ 1,521

The following table presents revenues earned from subscribers located in different geographic areas. Property is grouped by its physical location.

	Years Ended and As of December 31,					
	2010		2009		2008	
	Revenues	Net Property & Satellites	Revenues	Net Property & Satellites	Revenues	Net Property & Satellites
	(Dollars in Millions)					
United States	$20,684	$4,987	$18,844	$5,247	$17,454	$5,728
Latin America and the Caribbean	3,418	1,692	2,721	1,229	2,239	919
Total	$24,102	$6,679	$21,565	$6,476	$19,693	$6,647

Note 19: Commitments and Contingencies

Commitments

At December 31, 2010, minimum future commitments under noncancelable operating leases having lease terms in excess of one year were primarily for satellite transponder leases and real property and aggregated $434 million, payable as follows: $77 million in 2011, $64 million in 2012, $59 million in 2013, $45 million in 2014, $37 million in 2015 and $152 million thereafter. Certain of these leases contain escalation clauses and renewal or purchase options, which we have not considered in the amounts disclosed. Rental expenses under operating leases were $78 million in 2010, $72 million in 2009 and $95 million in 2008.

At December 31, 2010, our minimum payments under agreements to purchase broadcast programming, regional professional team rights and the purchase of services that we have outsourced to third parties, such as billing services, and satellite telemetry, tracking and control, satellite launch contracts and broadcast center services aggregated $9,001 million, payable as follows: $2,029 million in 2011, $2,092 million in 2012, $1,688 million in 2013, $1,364 million in 2014, $818 million in 2015 and $1,010 million thereafter.

As of December 31, 2010, other long-term obligations totaling $136 million and are payable in 2011. These amounts are recorded in "Accounts payable and accrued liabilities" in the Consolidated Balance Sheets.

Contingencies

National Football League Strike or Lockout

DIRECTV U.S. has a contract with the National Football League for the exclusive rights to distribute the NFL Sunday Ticket Package to DIRECTV U.S. subscribers. The NFL's collective bargaining agreement with its players expires before the beginning of the 2011-2012 NFL season. If there is a players' strike or an owners' lockout and no games are played or a reduced schedule is played, DIRECTV U.S. would still be obligated to make certain contractual payments to the NFL for such season. DIRECTV U.S. subscriber revenues would decrease if NFL games are not played or a full season is lost and cash flows from operating activities would decrease from lower revenues and because DIRECTV U.S. would still be obligated to make certain contractual payments to the NFL. DIRECTV U.S. will be able to partially offset these payments through provisions such as credits in the following year, reimbursements for games not played and its rights to an extra season if an entire season were cancelled, but in the near term a strike or lockout could have a material adverse effect on our cash flows from operating activities primarily due to payments we may have to make to the NFL, including minimum contractual obligations, an optional advance payment that may be requested by the NFL and the loss of subscriber revenue as well as possibly resulting in reduced subscriber additions and higher churn.

Redeemable Noncontrolling Interest

In connection with our acquisition of Sky Brazil in 2006, our partner who holds the remaining 7% interest, Globo was granted the right, until January 2014, to require us to purchase all but not less than all of its shares in Sky Brazil. Upon exercising this right, the fair value of Sky Brazil shares will be determined by mutual agreement or by an outside valuation expert, and we have the option to elect to pay for the Sky Brazil shares in cash, shares of our common stock or a combination of both. As of December 31, 2010, we estimated that Globo's remaining 7% equity interest in Sky Brazil had a fair value of approximately $224 million based on the valuation performed by the independent investment bank as part of the process. As of December 31, 2009 we estimated that Globo's 25.9% equity interest in Sky Brazil had a fair value of approximately $400 million to $550 million. As of December 31, 2010, and December 31, 2009, the carrying amount of the redeemable noncontrolling interest was $224 million and $400 million, respectively, representing our best estimates of the fair value on those dates. Adjustments to the carrying amount of the redeemable noncontrolling interest are recorded to additional paid-in-capital. We determined the fair values using significant unobservable inputs, which are Level 3 inputs under accounting guidance for measuring fair value.

Venezuela Devaluation and Exchange Controls

In January 2010, the Venezuelan government announced the creation of a dual exchange rate system, including an exchange rate of 4.3 bolivars fuerte per U.S. dollar for most of the activities of our Venezuelan operations compared to an exchange rate of 2.15 Venezuelan bolivars fuerte prior to the announcement. As a result of this devaluation, we recorded a $6 million charge to net income in the year ended December 31, 2010 related to the adjustment of net bolivars fuerte denominated monetary assets to the new official exchange rate. We began reporting the operating results of our Venezuelan subsidiary in the first quarter of 2010 using the devalued rate of 4.3 bolivars fuerte per U.S. dollar. In December 2010, the Venezuelan government announced the elimination of the dual exchange rate system, eliminating the 2.6 bolivars fuerte per U.S. dollar preferential rate which was available for certain activities.

Companies operating in Venezuela are required to obtain Venezuelan government approval to exchange Venezuelan bolivars fuerte into U.S. dollars at the official rate. We have not been able to consistently exchange Venezuelan bolivars fuerte into U.S. dollars at the official rate and as a result, we have relied on a parallel exchange process to settle U.S. dollar obligations and to repatriate accumulated cash balances prior to its close. The rates implied by transactions in the parallel market, which was closed in May 2010, were significantly higher than the official rate (6 to 7 bolivars fuerte per U.S. dollar). As a result, we recorded a $22 million charge in 2010, a $213 million charge in 2009 and a $29 million charge in 2008 in "General and administrative expenses" in the Consolidated Statements of Operations in connection with the exchange of accumulated Venezuelan cash balances to U.S. dollars using the parallel exchange process.

As a result of the closing of the parallel exchange process in May 2010, we have been unable to repatriate excess cash balances and as a result, we have realized lower charges for the repatriation of cash in 2010.

In June 2010, the Venezuelan government established the SITME, an alternative to the official process for exchanging foreign currency. Venezuelan entities can purchase U.S. dollar denominated securities through the SITME; however, trading volume is limited to $50,000 per day with a maximum equivalent of $350,000 in a calendar month, subject to certain limitations. The SITME has established a weighted average implicit exchange rate of approximately 5.3 bolivars fuerte per U.S. dollar.

As a result of the closing of the parallel exchange process in May 2010, we have been unable to repatriate excess cash balances and as a result, we have realized lower charges for the repatriation of cash in 2010. Our ability to pay U.S. dollar denominated obligations and repatriate cash generated in Venezuela in excess of local operating requirements is limited, resulting in an increase in the cash balance at our Venezuelan subsidiary. We expect to continue our practice of repatriating cash generated in Venezuela in excess of local operating requirements. At such time that exchange controls are eased, accumulated cash balances may ultimately be repatriated at less than their currently reported value, as the official exchange rate has not changed despite continuing high inflation in Venezuela. These conditions are also expected to affect growth in our Venezuelan business which is dependent on our ability to purchase set-top boxes and other components using U.S. dollars.

Using the official 4.3 bolivars fuerte per U.S. dollar exchange rate as of December 31, 2010, our Venezuelan subsidiary had Venezuelan bolivar fuerte denominated net monetary assets of $85 million in excess of Venezuelan bolivar fuerte denominated monetary liabilities, including cash of $169 million as of December 31, 2010.

Litigation

Litigation is subject to uncertainties and the outcome of individual litigated matters is not predictable with assurance. Various legal actions, claims and proceedings are pending against us arising in the ordinary course of business. We have established loss provisions for matters in which losses are probable and can be reasonably estimated. Some of the matters may involve compensatory, punitive, or treble damage claims, or demands that, if granted, could require us to pay damages or make other expenditures in amounts that could not be estimated at December 31, 2010. After discussion with counsel representing us in those actions, it is the opinion of management that such litigation is not expected to have a material adverse effect on our consolidated financial statements.

During the year ended December 31, 2010 an arbitration panel determined that, pursuant to a contractual indemnity provision, one of our vendors was required to reimburse us $28 million for legal fees and settlement payments incurred and pay accrued interest to us for patent infringement claims settled by us in previous periods. We received the cash payment during the year ended December 31, 2010 and recorded $25 million as a reduction to "General and administrative expenses" and $3 million as "Interest income" in the Consolidated Statements of Operations.

Finisar Corporation. As previously reported, we were successful in 2008 getting the jury verdict in the Finisar case vacated on appeal. The original verdict found the patent to be valid and willfully infringed, and the jury awarded approximately $79 million in damages. The trial court increased the damages award by $25 million because of the jury finding of willful infringement and awarded pre-judgment interest of $13 million. DIRECTV was also ordered to pay into escrow $1.60 per new set-top receiver manufactured for use with the DIRECTV system beginning June 17, 2006 and continuing until the patent expires in 2012 or was otherwise found to be invalid. On April 18, 2008, the Court of Appeals reversed the verdict of the district court in part, vacated the findings of infringement, and remanded for further proceedings on the remaining issues finding that the district court had applied erroneous interpretations of certain terms of the claims. On remand, we sought and obtained summary judgment on invalidity of all remaining claims, and the case against DIRECTV was dismissed on May 19, 2009. Finisar filed a Notice of Appeal, and oral argument on the appeal was held on January 6, 2010. On January 8, 2010, the Court of Appeals affirmed per curiam the grant of summary judgment on all claims. This case is now resolved and there will be no further proceedings in this matter.

Intellectual Property Litigation. We are a defendant in several unrelated lawsuits claiming infringement of various patents relating to various aspects of our businesses. In certain of these cases other industry participants are also defendants, and also in certain of these cases we expect that any potential liability would be the responsibility of our equipment vendors pursuant to applicable contractual indemnification provisions. To the extent that the allegations in these lawsuits can be analyzed by us at this stage of their proceedings, we believe the claims are without merit and intend to defend the actions vigorously. The final disposition of these claims is not expected to have a material adverse effect on our consolidated financial position, but could possibly be material to our consolidated results of operations of any one period. No assurance can be given that any adverse outcome would not be material to our consolidated financial position.

Early Cancellation Fees. In 2008, a number of plaintiffs filed putative class action lawsuits in state and federal courts challenging the early cancellation fees we assess our customers when they do not fulfill their programming commitments. Several of these lawsuits are pending—some in California state court purporting to represent statewide classes, and some in federal courts purporting to represent nationwide classes. The lawsuits seek both monetary and injunctive relief. While the theories of liability vary, the lawsuits generally challenge these fees under state consumer protection laws as both unfair and inadequately disclosed to customers. Each of the lawsuits is at an early stage. Where possible, we are moving to compel these cases to arbitration in accordance with our Customer Agreement, but in states such as California where the enforceability of the arbitration provision is limited, we intend to defend against these allegations in court. We believe that our early cancellation fees are adequately disclosed, and represent reasonable estimates of the costs we incur when customers cancel service before fulfilling their programming commitments.

From time to time, we receive investigative inquiries or subpoenas from state and federal authorities with respect to alleged violations of state and federal statutes. These inquiries may lead to legal proceedings in some cases. DIRECTV U.S. has received a request for information from the Federal Trade Commission, or FTC, on issues similar to those resolved with the multistate group of state attorneys general discussed below. We are cooperating with the FTC by providing information about our sales and marketing practices and customer complaints.

In December 2010, DIRECTV U.S. entered into a settlement agreement with a multistate group of state attorneys general to resolve concerns regarding alleged violations of their respective state consumer protection statutes. The state of Washington, originally a part of the multistate group, filed an action in Washington state court in December 2009, and that litigation was settled on the same substantive terms as reached with the multistate group. DIRECTV U.S. did not admit any wrongdoing in entering into the settlement. We agreed to formalize many business improvements made in the last few years and to further improve other practices. DIRECTV U.S. paid a total of $14.25 million to the states as costs of investigation and attorneys fees, and has agreed to implement a restitution program for consumers who send eligible complaints.

Income Tax Matters

We have received tax assessments from certain foreign jurisdictions and have agreed to indemnify previously divested businesses for certain tax assessments relating to periods prior to their respective divestitures. These assessments are in various stages of the administrative process or litigation, and we believe we have adequately provided for any related liability.

While the outcome of these assessments and other tax issues cannot be predicted with certainty, we believe that the ultimate outcome will not have a material effect on our consolidated financial statements.

During the third quarter of 2010 we entered into an agreement with a former owner to settle certain uncertain tax positions. As a result of this settlement we reversed an accrual for the uncertain tax position and recorded a net benefit of $39 million in "Income tax expense" in the Consolidated Statements of Operations during the year ended December 31, 2010.

Satellites

We may purchase in-orbit and launch insurance to mitigate the potential financial impact of satellite launch and in-orbit failures if the premium costs are considered economic relative to the risk of satellite failure. The insurance generally covers the unamortized book value of covered satellites. We do not insure against lost revenues in the event of a total or partial loss of the capacity of a satellite. We generally rely on in-orbit spare satellites and excess transponder capacity at key orbital slots to mitigate the impact a satellite failure could have on our ability to provide service. At December 31, 2010, the net book value of in-orbit satellites was $2,165 million, all of which was uninsured.

Other

We are contingently liable under standby letters of credit and bonds in the aggregate amount of $85 million at December 31, 2010.

Note 20: Selected Quarterly Data (Unaudited)

The following table presents unaudited selected quarterly data for 2010 and 2009:

	1st	2nd	3rd	4th
	(Dollars in Millions, Except Per Share Amounts)			
2010 Quarters				
Revenues	$5,608	$5,848	$6,025	$6,621
Operating profit	956	1,010	868	1,062
Income from continuing operations attributable to DIRECTV	558	543	479	618
Net income attributable to DIRECTV	558	543	479	618
Basic earnings attributable to DIRECTV Class A stockholders per common share from continuing operations	0.60	0.42	0.56	0.75
Diluted earnings (loss) attributable to DIRECTV Class A stockholders per common share from continuing operations	0.59	0.42	0.55	0.74
Basic and diluted earnings attributable to DIRECTV Class B stockholders per common share, for the period of January 1, 2010 through June 16, 2010, including $160 million exchange inducement value for the Malone Transaction in 2010, from continuing operations	0.60	7.84	—	—
2009 Quarters				
Revenues	$4,901	$5,218	$5,465	$5,981
Operating profit	424	702	685	862
Income (loss) from continuing operations attributable to DIRECTV	201	407	366	(32)
Net income attributable to DIRECTV	201	407	366	(32)
Basic earnings attributable to DIRECTV Class A stockholders per common share from continuing operations (DIRECTV Group for the period of January 1, 2009 through November 19, 2009)	0.20	0.40	0.38	(0.03)
Diluted earnings (loss) attributable to DIRECTV Class A stockholders per common share from continuing operations (DIRECTV Group for the period of January 1, 2009 through November 19, 2009)	0.20	0.40	0.37	(0.03)
Basic and diluted earnings attributable to DIRECTV Class B stockholders per common share for the period of November 19, 2009 through December 31, 2009, from continuing operations	—	—	—	(0.02)

***

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We carried out an evaluation as of the end of the year covered by this Annual Report on Form 10-K under the supervision and with the participation of management, including our principal executive officers and financial officers, of the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended, or the Exchange Act). Based on the evaluation, our principal executive officers and our financial officers concluded that our disclosure controls and procedures were effective as of December 31, 2010.

There has been no change in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during our fiscal quarter ended December 31, 2010, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Internal Control Over Financial Reporting

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Securities Exchange Act of 1934. Those rules define internal control over financial reporting as a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America, or GAAP, and includes those policies and procedures that:

- pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the company;
- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and
- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2010. In making this assessment, our management used the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on their assessment and those criteria, management believes that, as of December 31, 2010, our internal control over financial reporting is effective.

Our independent registered public accounting firm has issued an audit report on internal control over financial reporting, which appears below.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of DIRECTV
El Segundo, California

We have audited the internal control over financial reporting of DIRECTV (the "Company") as of December 31, 2010, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule as of and for the year ended December 31, 2010 of the Company and our report dated February 25, 2011 expressed an unqualified opinion on those financial statements and financial statement schedule.

/s/ DELOITTE & TOUCHE LLP

Los Angeles, California
February 25, 2011

ITEM 9B. OTHER INFORMATION

None.

***

PART III

ITEMS 10, 11, 12, 13 and 14

We hereby incorporate by reference information required by Part III (Items 10, 11, 12, 13 and 14) of this Annual Report from DIRECTV's definitive Proxy Statement for its 2011 Annual Meeting of Stockholders, which will be filed with the Securities and Exchange Commission, pursuant to Regulation 14A, not later than March 28, 2011.

***

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENTS SCHEDULES

		Page Number
(a)	1. All Consolidated Financial Statements	See Part II
	2. Financial Statement Schedule II—Valuation and Qualifying Accounts for the Years Ended December 31, 2010, 2009 and 2008	110
	3. Exhibits	

Exhibit Number	Exhibit Name
*3.1	DIRECTV Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.1 to the Form 8-K of DIRECTV filed November 20, 2009 (SEC File No. 1-34554))
*3.2	DIRECTV Amended and Restated Bylaws (incorporated by reference to Exhibit 3.2 to the Form 8-K of DIRECTV filed November 20, 2009 (SEC File No. 1-34554))
*4.1	Specimen form of certificate representing Class A Common Stock of DIRECTV
*4.2	Indenture dated as of June 15, 2005 by and among DIRECTV Holdings LLC, DIRECTV Financing Co, Inc., the Guarantors signatory thereto and The Bank of New York, as trustee (incorporated by reference to Exhibit 10.1 to the Form 8-K of DIRECTV Holdings LLC and DIRECTV Financing Co, Inc. filed June 20, 2005 (SEC File No. 333-106529))
*4.3	Form of 6⅜% Senior Notes due 2015 (incorporated by reference to Exhibit 10.1 to the Form 8-K of DIRECTV Holdings LLC and DIRECTV Financing Co, Inc. filed June 20, 2005 (SEC File No. 333-106529))

Exhibit Number	Exhibit Name
*4.4	Supplemental Indenture dated as of April 28, 2006 by and among LABC Productions, LLC, DIRECTV Holdings LLC, DIRECTV Financing Co, Inc., the Guarantors signatory thereto and The Bank of New York, as trustee (incorporated by reference to Exhibit 4.8 to the Form 10-K of The DIRECTV Group, Inc. filed March 1, 2007 (SEC File No. 1-31945))
*4.5	Indenture dated as of May 14, 2008 by and among DIRECTV Holdings LLC, DIRECTV Financing Co, Inc., the Guarantors signatory thereto and The Bank of New York, as trustee (incorporated by reference to Exhibit 10.1 to the Form 8-K of DIRECTV Holdings LLC and DIRECTV Financing Co., Inc. filed May 16, 2008 (SEC File No. 333-106529))
*4.6	Form of 7⅝% Senior Notes due 2016 (included in Exhibit 4.5)
*4.7	Indenture dated as of September 22, 2009 by and among DIRECTV Holdings LLC, DIRECTV Financing Co, Inc., the Guarantors signatory thereto and The Bank of New York Mellon Trust Company, N.A., as trustee (incorporated by reference to Exhibit 10.1 of the Form 8-K of DIRECTV Holdings, LLC filed on September 25, 2009 (SEC File No. 333-106529))
*4.8	Form of 4¾% Senior Notes due 2014 (included in Exhibit 4.7)
*4.9	Form of 5⅞% Senior Notes due 2019 (included in Exhibit 4.7)
*4.10	Indenture dated as of March 11, 2010 by and among DIRECTV Holdings LLC, DIRECTV Financing Co., Inc., the Guarantors signatory thereto and The Bank of New York Mellon Trust Company, N.A., as trustee (incorporated by reference to Exhibit 10.1 of the Form 8-K of DIRECTV Holdings LLC filed on March 15, 2010 (SEC File No. 333-106529))
*4.11	Form of 3.550% Senior Notes due 2015 (included in Exhibit 4.10)
*4.12	Form of 5.200% Senior Notes due 2020 (included in Exhibit 4.10)
*4.13	Form of 6.35% Senior Notes due 2040 (included in Exhibit 4.10)
*4.14	Indenture dated as of August 17, 2010 by and among DIRECTV Holdings LLC, DIRECTV Financing Co., Inc., the Guarantors signatory thereto and The Bank of New York Mellon Trust Company, N.A., as Trustee (incorporated by reference to Exhibit 4.1 of the Form 8-K of DIRECTV Holdings LLC filed on August 23, 2010 (SEC File No. 333-106529))
*4.15	First Supplemental Indenture, dated as of August 17, 2010, by and among DIRECTV Holdings LLC, DIRECTV Financing Co., Inc., the Guarantors signatory thereto and The Bank of New York Mellon Trust Company, N.A., as Trustee (incorporated by reference to Exhibit 4.2 of the Form 8-K of DIRECTV Holdings LLC filed on August 23, 2010 (SEC File No. 333-106529))
*4.16	Form of 3.125% Senior Notes due 2016 (included in Exhibit 4.15)
*4.17	Form of 4.600% Senior Notes due 2021 (included in Exhibit 4.15)
*4.18	Form of 6.000% Senior Notes due 2040 (included in Exhibit 4.15)

Exhibit Number	Exhibit Name
*10.1	Amended and Restated Agreement for the Allocation of United States Income Taxes, dated as of April 9, 2003, by and between General Motors Corporation and Hughes Electronics Corporation (incorporated by reference to Exhibit 99.3 to the Form S-4 of Hughes Electronics Corporation filed June 5, 2003 (SEC File No. 1-31945))
*10.2	DTH Agreement, dated as of October 8, 2004, by and among Grupo Televisa, S.A., The News Corporation Limited, Innova, S. de R.L. de C.V., The DIRECTV Group, Inc. and DIRECTV Latin America, LLC (incorporated by reference to Exhibit 10.8 to the Form 8-K of The DIRECTV Group, Inc. filed October 15, 2004 (SEC File No. 1-31945))
*10.3	Credit Agreement dated as of April 13, 2005 by and among DIRECTV Holdings LLC, Bank of America, N.A., as Administrative Agent and Collateral Agent, the lenders party to the Credit Agreement, certain subsidiaries of the DIRECTV Holdings LLC, as guarantors, JP Morgan Chase Bank, N.A., as Syndication Agent, Credit Suisse First Boston, Goldman Sachs Credit Partners, L.P. and Citicorp North America, Inc. as Co-Documentation Agents, and Banc of America Securities LLC and J.P. Morgan Securities Inc., as Co-Lead Arrangers and Co-Book Managers (incorporated by reference to Exhibit 10.1 to the Form 8-K of DIRECTV Holdings LLC and DIRECTV Financing Co., Inc. filed April 13, 2005 (SEC File No. 333-106529))
*10.4	Security Agreement, dated as of April 13, 2005, by and among DIRECTV Holdings LLC, its subsidiaries named therein as grantors and Bank of America, N.A., as Collateral Agent (incorporated by reference to Exhibit 10.2 to the Form 8-K of DIRECTV Holdings LLC and DIRECTV Financing Co., Inc. filed April 13, 2005 (SEC File No. 333-106529))
*10.5	Pledge Agreement, dated as of April 13, 2005, by and among DIRECTV Holdings LLC, its subsidiaries named therein as pledgors and Bank of America, N.A., as Collateral Agent (incorporated by reference to Exhibit 10.3 to the Form 8-K of DIRECTV Holdings LLC and DIRECTV Financing Co., Inc. filed April 13, 2005 (SEC File No. 333-106529))
*10.6	Amendment No.1, dated as of May 14, 2008, by and among DIRECTV Holdings LLC, the Guarantors and Lenders signatory thereto and Bank of America, N.A. as Administrative Agent (incorporated by reference to Exhibit 10.3 of the Form 8-K of DIRECTV Holdings LLC and DIRECTV Financing Co., Inc. filed May 16, 2008 (SEC File No. 333-106529))
*10.7	Tranche C Term Loan Joinder Agreement, dated as of May 14, 2008, by and among DIRECTV Holdings LLC and Bank of America, N.A., as Administrative Agent and Collateral Agent (incorporated by reference to Exhibit 10.4 of the Form 8-K of DIRECTV Holdings LLC and DIRECTV Financing Co., Inc. filed May 16, 2008 (SEC File No. 333-106529))
*10.8	Credit Agreement dated as of February 7, 2011, by and among DIRECTV Holdings LLC and certain of DIRECTV Holdings LLC's subsidiaries as Guarantors, and Citibank, N.A., as Administrative Agent, the lenders party to the Credit Agreement, Barclays Capital, as Syndication Agent, Credit Suisse Securities (USA) LLC, J.P. Morgan Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated, The Royal Bank Of Scotland PLC and UBS AG, Stamford Branch as Co-Documentation Agents, and Citigroup Global Markets Inc., Barclays Capital, Credit Suisse Securities (USA) LLC, J.P. Morgan Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated, RBS Securities Inc. and UBS AG, Stamford Branch as Joint Lead Arrangers and Joint Bookrunners (incorporated by reference to Exhibit 10.1 to the Form 8—K of DIRECTV Holdings LLC and DIRECTV Financing Co., Inc. filed February 10, 2011 (SEC File No. 333-106529))

Exhibit Number	Exhibit Name
*10.9	Confidentiality, Non-Solicitation and Non-Competition Agreement dated as of December 22, 2006 between The DIRECTV Group, Inc. and News Corporation (incorporated by reference to Exhibit 10.2 to the Form 8-K of The DIRECTV Group, Inc. filed February 27, 2008 (SEC File No. 1-31945))
*10.10	Separation Agreement dated as of February 26, 2008 between The DIRECTV Group, Inc. and News Corporation (incorporated by reference to Exhibit 10.1 to the Form 8-K of The DIRECTV Group, Inc. filed February 27, 2008 (SEC File No. 1-31945))
*10.11	Letter Agreement dated May 6, 2008 among The DIRECTV Group, Inc., Liberty Media Corporation, Greenlady Corporation and Greenlady II, LLC (incorporated by reference to Exhibit 10.1 to the Form 8-K of The DIRECTV Group, Inc. filed May 6, 2008 (SEC File No. 1-31945))
*10.12	Agreement dated May 6, 2008 between The DIRECTV Group, Inc. and Liberty Media Corporation (incorporated by reference to Exhibit 10.1 to Form 8-K of The DIRECTV Group, Inc. filed May 7, 2008 (SEC File No. 1-31945))
†† *10.13	The DIRECTV Group, Inc. Executive Deferred Compensation Plan, amended and restated effective as of January 1, 2005 (incorporated by reference to Exhibit 10.19 to the Form 10-K of The DIRECTV Group, Inc. filed February 27, 2009 (SEC File No. 1-31945))
†† *10.14	The DIRECTV Group, Inc. Amended and Restated 2004 Stock Plan (incorporated by reference to Annex B to The DIRECTV Group, Inc.'s Definitive Proxy Statement dated April 27, 2007 and filed on April 27, 2007 (SEC File No. 1-31945))
†† *10.15	The Liberty Entertainment, Inc. Transitional Stock Adjustment Plan (incorporated by reference to Exhibit 99(a) of the Form S-8 of DIRECTV filed on November 19, 2009 (SEC File No. 1-34554))
†† *10.16	The DIRECTV Group, Inc. Amended and Restated Executive Officer Cash Bonus Plan (incorporated by reference to Annex C to the The DIRECTV Group, Inc.'s Definitive Proxy Statement dated April 27, 2007 and filed on April 27, 2007 (SEC File No. 1-31945))
†† *10.17	Summary Terms—2010 Restricted Stock Unit Grants to applicable executive officers (incorporated with reference to Exhibit 10.1 of the Form 8-K of DIRECTV filed February 17, 2010 (SEC File No. 1-34554))
†† *10.18	Summary Terms—2011 Restricted Stock Unit Grants to applicable executive officers (incorporated by reference to Exhibit 10.1 to the Form 8-K of DIRECTV filed February 14, 2011 (SEC File No. 1-31945))
†† *10.19	Summary Terms—2010 Bonus (incorporated by reference to Exhibit 10.2 to the Form 8-K of DIRECTV filed February 17, 2010 (SEC File No. 1-34554))
†† *10.20	Summary Terms—2011 Bonus (incorporated by reference to Exhibit 10.2 to the Form 8-K of DIRECTV filed February 14, 2011 (SEC File No. 1-31945))
†† *10.21	Interim Chief Executive Officer Short-Term Cash Incentive Plan (incorporated by reference to Exhibit 10.1 of the Form 8-K of The DIRECTV Group, Inc. filed on August 10, 2009 (SEC File No. 1-31945))
†† *10.22	Employment Contract of Bruce Churchill dated as of July 1, 2009 (incorporated by reference to Exhibit 10.4 of the Form 10-Q of The DIRECTV Group, Inc. filed on August 7, 2009 (SEC File No. 1-31945))

Exhibit Number	Exhibit Name
†† *10.23	Employment Agreement dated as of October 30, 2008, between Patrick T. Doyle and The DIRECTV Group, Inc. (incorporated by reference to Exhibit 10.1 to the Form 8-K of The DIRECTV Group, Inc. filed on November 5, 2008 (SEC File No. 1-31945))
†† *10.24	Employment Contract of Patrick T. Doyle dated as of July 1, 2009 (incorporated by reference to Exhibit 10.5 of the Form 10-Q of The DIRECTV Group, Inc. filed on August 7, 2009 (SEC File No. 1-31945))
†† *10.25	Employment Contract of Larry Hunter dated as of July 1, 2009 (incorporated by reference to Exhibit 10.6 of the Form 10-Q of The DIRECTV Group, Inc. filed on August 7, 2009 (SEC File No. 1-31945))
†† *10.26	Employment Contract of Romulo Pontual dated as of July 1, 2009 (incorporated by reference to Exhibit 10.7 of the Form 10-Q of The DIRECTV Group, Inc. filed on August 7, 2009 (SEC File No. 1-31945))
†† *10.27	Employment Contract of Michael Palkovic dated as of November 12, 2010 (incorporated by reference to Exhibit 10.1 of the Form 8-K of DIRECTV filed on November 22, 2010 (SEC File No. 1-34554))
†† *10.28	Michael D. White Employment Agreement effective as of January 1, 2010 (incorporated by reference to Exhibit 10.1 of the Form 8-K of DIRECTV filed on January 7, 2010 (SEC File No. 1-34554))
†† *10.29	DIRECTV Non-Qualified Stock Option Agreement between DIRECTV and Michael D. White dated as of January 4, 2010 (incorporated by reference to Exhibit 10.2 of the Form 8-K of DIRECTV filed on January 7, 2010 (SEC File No. 1-34554))
†† *10.30	DIRECTV Performance Stock Unit Award Agreement between DIRECTV and Michael D. White dated as of January 4, 2010 (incorporated by reference to Exhibit 10.3 of the Form 8-K of DIRECTV filed on January 7, 2010 (SEC File No. 1-34554))
*10.31	Voting, Standstill, Non-Competition and Non-Solicitation Agreement, dated as of May 3, 2009, by and among Liberty Media Corporation, DIRECTV, The DIRECTV Group, Inc., Liberty Entertainment, Inc., Greenlady Corporation, and Greenlady II, LLC (incorporated by reference to Exhibit 10.2 of the Form 8-K of The DIRECTV Group, Inc. filed on May 4, 2009 (SEC File No. 1-31945))
*10.32	Voting and Right of First Refusal Agreement, dated as of May 3, 2009, by and among Liberty Entertainment, Inc., The DIRECTV Group, Inc., DIRECTV, Dr. John C. Malone, Mrs. Leslie Malone, The Tracy L. Neal Trust A and The Evan D. Malone Trust A (incorporated by reference to Exhibit 10.3 of the Form 8-K of The DIRECTV Group, Inc. filed on May 4, 2009 (SEC File No. 1-31945))
*10.33	Amendment No. 1, dated as of July 29, 2009, to the Voting and Right of First Refusal Agreement, dated as of May 3, 2009, by and among Liberty Entertainment, Inc., The DIRECTV Group, Inc., DIRECTV, Dr. John C. Malone, Mrs. Leslie Malone, The Tracy L. Neal Trust A and The Evan D. Malone Trust A (incorporated by reference to Exhibit 10.2 of the Form 8-K of The DIRECTV Group, Inc. filed on July 30, 2009 (SEC File No. 1-31945))
*10.34	Amendment No. 2, dated as of October 2, 2009, to the Voting and Right of First Refusal Agreement, dated as of May 3, 2009, by and among Liberty Entertainment, Inc., The DIRECTV Group, Inc., DIRECTV, Dr. John C. Malone, Mrs. Leslie Malone, The Tracy L. Neal Trust A and The Evan D. Malone Trust A (incorporated by reference to Exhibit 10.2 of the Form 8-K of The DIRECTV Group, Inc. filed on October 2, 2009 (SEC File No. 1-31945))

Exhibit Number	Exhibit Name
*10.35	Tax Sharing Agreement by and between Liberty Media Corporation and Liberty Entertainment, Inc. dated November 19, 2009
*10.36	Standstill Agreement by and among John C. Malone, Leslie Malone, The Tracy L. Neal Trust A, The Evan D. Malone Trust A, and DIRECTV dated November 19, 2009
*10.37	Credit Agreement, dated as of April 9, 2008 by and between Bank of America, N.A. and Greenlady II, LLC
*10.38	Pledge Agreement, dated as of April 9, 2008 by and between Bank of America, N.A. and Greenlady II, LLC
*10.39	Amendment, Unwind, Consent and Waiver Agreement, dated as of November 19, 2009 among Greenlady II, LLC, DIRECTV and Bank of America, N.A.
*10.40	Guaranty of DIRECTV in favor of Bank of America, N.A. dated as of November 19, 2009
*10.41	Exchange Rights Agreement dated as of October 8, 2004 among Globo, The News Corporation Limited and The DIRECTV Group, Inc. (incorporated by reference to Exhibit 10.1 of the Form 8-K of DIRECTV filed on June 7, 2010 (SEC File No. 1-34554))
*10.42	Amendment dated August 27, 2010 to Exchange Rights Agreement dated as of October 8, 2004 among Globo, The News Corporation Limited and The DIRECTV Group, Inc. (incorporated by reference to Exhibit 10.1 of the Form 10-Q of DIRECTV filed on November 4, 2010 (SEC File No. 1-34554))
*10.43	Share Exchange Agreement, dated as of April 6, 2010 by and among DIRECTV, Dr. John C. Malone, Mrs. Leslie A. Malone, The Tracy L. Neal Trust A, and The Evan D. Malone Trust A (incorporated by reference to Exhibit 10.1 of the Form 8-K of DIRECTV filed on April 7, 2010 (SEC File No. 1-34554))
*14.1	The DIRECTV Group, Inc. Code of Ethics and Business Conduct, adopted February 6, 2007 (incorporated by reference to Exhibit 14.1 to the Form 8-K of The DIRECTV Group, Inc. filed on February 12, 2007 (SEC File No. 1-31945))
*14.2	DIRECTV Code of Ethics and Business Conduct, adopted November 19, 2009
**21	Subsidiaries of the Registrant as of December 31, 2010
**23	Consent of Deloitte & Touche LLP
***31.1	Certification of the Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
***31.2	Certification of the Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
***32.1	Certification of the Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
***32.2	Certification of the Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
****101.INS	XBRL Instance Document
****101.SCH	XBRL Taxonomy Extension Schema Document
****101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

Exhibit Number	Exhibit Name
****101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
****101.LAB	XBRL Taxonomy Extension Label Linkbase Document
****101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

* Incorporated by reference.

** Filed herewith.

*** Furnished not filed.

**** Pursuant to Rule 406T of Regulation S-T, these interactive data files are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933 or Section 18 of the Securities Exchange Act of 1934 and otherwise are not subject to liability.

†† Management contract or compensatory plan or arrangement.

A copy of any of the exhibits included in this Annual Report on Form 10-K, other than those as to which confidential treatment has been granted by the Securities and Exchange Commission, upon payment of a fee to cover the reasonable expenses of furnishing such exhibits, may be obtained by written request to us at the address set forth on the front cover, attention General Counsel.

DIRECTV

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS

Description	Balance at beginning of year	Additions charged to costs and expenses	Additions charged to other accounts	Deductions	Balance at end of year
		(Dollars in Millions)			
For the Year Ended December 31, 2010					
Allowances Deducted from Assets					
Accounts receivable	$(56)	$(288)	$(255)(a)	$523 (b)	$(76)
For the Year Ended December 31, 2009					
Allowances Deducted from Assets					
Accounts receivable	$(50)	$(240)	$(238)(a)	$472 (b)	$(56)
For the Year Ended December 31, 2008					
Allowances Deducted from Assets					
Accounts receivable	$(56)	$(210)	$(192)(a)	$408 (b)	$(50)

(a) Primarily reflects the recovery of accounts previously written-off.

(b) Primarily relates to accounts written-off.

DIRECTV

EXHIBIT 32.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of DIRECTV (the "Corporation") on Form 10-K for the fiscal year ended December 31, 2010 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Michael D. White, Director, President and Chief Executive Officer of the Corporation, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Corporation.

/s/ MICHAEL D. WHITE

Michael D. White
Director, President and Chief Executive Officer

Date: February 25, 2011


SEC MAIL
RECEIVED
PROCESSING
MAR 1 8 2011
211
SECTION

EXHIBIT 32.2

DIRECTV

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of DIRECTV (the "Corporation") on Form 10-K for the fiscal year ended December 31, 2010 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Patrick T. Doyle, Executive Vice President and Chief Financial Officer of the Corporation, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Corporation.

/s/ PATRICK T. DOYLE

Patrick T. Doyle
Executive Vice President and Chief Financial Officer

Date: February 25, 2011

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

DIRECTV
(Registrant)

Date: February 25, 2011

By: /s/ PATRICK T. DOYLE
Patrick T. Doyle
(Executive Vice President and Chief Financial Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below on this 25th day of February 2011 by the following persons on behalf of the Registrant and in the capacities indicated.

Signature	Title	
/s/ MICHAEL D. WHITE (Michael D. White)	Chairman of the Board of Directors, President and Chief Executive Officer	Principal Executive Officer
/s/ PATRICK T. DOYLE (Patrick T. Doyle)	Executive Vice President and Chief Financial Officer	Principal Financial Officer
/s/ JOHN F. MURPHY (John F. Murphy)	Senior Vice President and Controller	Principal Accounting Officer
/s/ NEIL R. AUSTRIAN (Neil R. Austrian)	Director	
/s/ RALPH F. BOYD, JR. (Ralph F. Boyd, Jr.)	Director	
/s/ SAMUEL A. DIPIAZZA, JR. (Samuel A. DiPiazza, Jr.)	Director	
/s/ NANCY NEWCOMB (Nancy Newcomb)	Director	
/s/ LORRIE M. NORRINGTON (Lorrie M. Norrington)	Director	
/s/ CHARLES R. LEE (Charles R. Lee)	Director	
/s/ PETER A. LUND (Peter A. Lund)	Director	

***

DIRECTV

EXHIBIT INDEX

Exhibit Number	Exhibit Name
21	Subsidiaries of the Registrant as of December 31, 2010
23	Consent of Deloitte & Touche LLP
31.1	Certification of the Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification of the Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certification of the Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2	Certification of the Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

A copy of any of the exhibits included in this Annual Report on Form 10-K, other than those as to which confidential treatment has been granted by the Securities and Exchange Commission, upon payment of a fee to cover the reasonable expenses of furnishing such exhibits, may be obtained by written request to us at the address set forth on the front cover, attention General Counsel.

EXHIBIT 31.1

DIRECTV

CERTIFICATION

I, Michael D. White, certify that:

1. I have reviewed this Annual Report on Form 10-K of DIRECTV;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15d(f)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 25, 2011

/s/ MICHAEL D. WHITE

Michael D. White
Director, President and Chief Executive Officer

DIRECTV

EXHIBIT 31.2

CERTIFICATION

I, Patrick T. Doyle, certify that:

1. I have reviewed this Annual Report on Form 10-K of DIRECTV;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15d(f)) for the registrant and have:
   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 25, 2011

/s/ PATRICK T. DOYLE

Patrick T. Doyle
Executive Vice President and
Chief Financial Officer

Non-GAAP Financial Measure Reconciliation Schedules

(Unaudited) (Dollars in Millions)

DIRECTV Consolidated	**2008**	**2009**	**2010**
Operating Profit before Depreciation & Amortization	$ 5,015	$5,313	$ 6,378
Subtract: Depreciation and amortization expenses	2,320	2,640	2,482
Operating Profit	$ 2,695	$2,673	$ 3,896

	2008	**2009**	**2010**
Cash Flow before Interest & Taxes	$ 2,640	$3,215	$ 3,916
Adjustments:			
Cash Interest & Taxes	(959)	(855)	(1,126)
Subtotal—Free Cash Flow	1,681	2,360	2,790
Add Cash Paid For:			
Property, Plant & Equipment	2,229	2,071	2,416
Net Cash Provided by Operating Activities	$ 3,910	$4,431	$ 5,206

DIRECTV U.S.	**2008**	**2009**	**2010**
Operating Profit before Depreciation & Amortization	$ 4,391	$4,685	$ 5,216
Subtract: Depreciation and amortization expenses	2,061	2,275	1,926
Operating Profit	$ 2,330	$2,410	$ 3,290

	2008	**2009**	**2010**
Cash Flow before Interest & Taxes	$ 2,517	$3,072	$ 3,510
Adjustments:			
Cash Interest & Taxes	(1,005)	(866)	(1,162)
Subtotal—Free Cash Flow	1,512	2,206	2,348
Add Cash Paid For:			
Property, Plant & Equipment	1,765	1,485	1,557
Net Cash Provided by Operating Activities	$ 3,277	$3,691	$ 3,905

DIRECTV Latin America	**2008**	**2009**	**2010**
Operating Profit before Depreciation & Amortization	$ 690	$ 697	$ 1,164
Subtract: Depreciation and amortization expenses	264	366	541
Operating Profit	$ 426	$ 331	$ 623

Operating profit before depreciation and amortization, which is a financial measure that is not determined in accordance with accounting principles generally accepted in the United States of America, or GAAP, should be used in conjunction with other GAAP financial measures and is not presented as an alternative measure of operating results, as determined in accordance with GAAP. Please see each of DIRECTV and DIRECTV Holdings LLC's Annual Reports on Form 10-K for the year ended December 31, 2010 for further discussion of operating profit before depreciation and amortization. Operating profit before depreciation and amortization margin is calculated by dividing operating profit before depreciation and amortization by total revenues.

Cash flow before interest and taxes, which is a financial measure that is not determined in accordance with GAAP, is calculated by deducting amounts under the captions "Cash paid for property and equipment", "Cash paid for satellites", "Cash paid for subscriber leased equipment—subscriber acquisitions" and "Cash paid for subscriber leased equipment—upgrade and retention" from "Net cash provided by operating activities" from the Consolidated Statements of Cash Flows and adding back net interest paid and "Cash paid for income taxes". This financial measure should be used in conjunction with other GAAP financial measures and is not presented as an alternative measure of cash flows from operating activities, as determined in accordance with GAAP. DIRECTV management use cash flow before interest and taxes to evaluate the cash generated by our current subscriber base, net of capital expenditures, and excluding the impact of interest and taxes, for the purpose of allocating resources to activities such as adding new subscribers, retaining and upgrading existing subscribers, for additional capital expenditures and as a measure of performance for incentive compensation purposes. DIRECTV believe this measure is useful to investors, along with other GAAP measures (such as cash flows from operating and investing activities), to compare our operating performance to other communications, entertainment and media companies. We believe that investors also use current and projected cash flow before interest and taxes to determine the ability of our current and projected subscriber base to fund required and discretionary spending and to help determine the financial value of the company.

Free cash flow is a financial measure that is not determined in accordance with GAAP. Free Cash Flow is calculated by deducting amounts under the captions "Cash paid for property and equipment", "Cash paid for satellites", "Cash paid for subscriber leased equipment—subscriber acquisitions", and "Cash paid for subscriber leased equipment—upgrade and retention" from "Net cash provided by operating activities" from the Consolidated Statements of Cash Flows. This financial measure should be used in conjunction with other GAAP financial measures and is not presented as an alternative measure of cash flows from operating activities, as determined in accordance with GAAP. DIRECTV management use this measure to evaluate the cash generated by our current subscriber base, net of capital expenditures, for the purpose of allocating resources to activities such as adding new subscribers, retaining and upgrading existing subscribers, for additional capital expenditures and as a measure of performance for incentive compensation purposes. DIRECTV believes this measure is useful to investors, along with other GAAP measures (such as cash flows from operating and investing activities), to compare our operating performance to other communications, entertainment and media companies. We believe that investors also use current and projected free cash flow to determine the ability of our current and projected subscriber base to fund required and discretionary spending and to help determine the financial value of the company.

Comparative Performance

The following graph compares our five-year cumulative return to stockholders against: (a) the Standard and Poor's 500 Composite Stock Price Index, or the S&P 500 Index and (b) an industry peer group.

The comparison assumes $100 investment in us, the S&P 500 Index and the industry peer group on December 31, 2005, and reflects dividend reinvestment and annual weighting of the industry peer indices by individual company market capitalization. Although the companies in the industry peer indices were selected because of similar industry characteristics, they are not entirely representative of our business.

We are providing an industry peer group comprised of the companies based on those that we have identified for evaluation of executive compensation by our Compensation Committee: British Sky Broadcasting Group, Cablevision Systems Corporation, CBS Corporation, Comcast Corporation, Discovery Communications, Inc., DISH Network Corp., Gannett Company, Liberty Global, Inc, News Corporation, Qwest Communications International, Sprint Nextel Corp., Time Warner Cable, Inc., Time Warner, Inc., Viacom Inc., and Walt Disney Co.

The following table sets forth our five-year cumulative return along with the S&P 500 Index and the industry peer group.


Comparison of Cumulative Five Year Total Return
$300
$250
$200
$150
$100
$50
$0
2005
2006
2007
2008
2009
2010
DIRECTV
S&P 500 Index
Peer Group

Company Name / Index	12/31/05	12/31/06	12/31/07	12/31/08	12/31/09	12/31/10
DIRECTV	**100**	176.6	163.7	162.3	236.2	282.8
S&P 500 Index	**100**	115.8	122.2	77.0	97.3	112.0
Peer Group	**100**	127.2	108.0	61.5	85.8	108.8

Board of Directors

NEIL R. AUSTRIAN
Private Investor
Interim Chairman and
Chief Executive Officer,
Office Depot, Inc.
Chairman, Nominating and
Corporate Governance Committee
Compensation Committee

RALPH F. BOYD, JR.
Executive Vice President /
Community Relations,
Freddie Mac
Chairman, Audit Committee
Nominating and Corporate
Governance Committee

SAMUEL A. DIPIAZZA, JR.
Former Global
Chief Executive Officer,
PricewaterhouseCoopers
International Limited
Audit Committee
Nominating and Corporate
Governance Committee

CHARLES R. LEE
Retired Chairman and
Co-Chief Executive Officer,
Verizon Communications, Inc.
Chairman, Compensation
Committee
Nominating and Corporate
Governance Committee

PETER A. LUND
Private Investor and
Former President and
Chief Executive Officer,
CBS, Inc.
Compensation Committee
Audit Committee
Nominating and Corporate
Governance Committee

NANCY S. NEWCOMB
Retired Senior Corporate
Officer, Citigroup, Inc.
Audit Committee
Nominating and Corporate
Governance Committee

LORRIE M. NORRINGTON
Former President, eBay
Marketplaces, eBay, Inc.
Nominating and Corporate
Governance Committee
Compensation Committee

MICHAEL D. WHITE
Chairman, President and
Chief Executive Officer,
DIRECTV

Elected Officers

MICHAEL D. WHITE
Chairman, President and
Chief Executive Officer

JOSEPH A. BOSCH
Executive Vice President and Chief
Human Resources Officer

BRUCE B. CHURCHILL
Executive Vice President and
President of DIRECTV Latin
America, LLC and New Enterprises

PATRICK T. DOYLE
Executive Vice President and
Chief Financial Officer

LARRY D. HUNTER
Executive Vice President and
General Counsel

MICHAEL W. PALKOVIC
Executive Vice President,
Operations

ROMULO PONTUAL
Executive Vice President and
Chief Technology Officer

J. WILLIAM LITTLE
Senior Vice President, Business
Development and Treasurer

JOHN F. MURPHY
Senior Vice President,
Controller and Chief
Accounting Officer

JANET L. WILLIAMSON
Corporate Secretary

Corporate Information

CORPORATE OFFICE
2230 East Imperial Highway
El Segundo, CA 90245-0956
(310) 964-5000

COMPANY INFORMATION
Media Relations
(212) 205-0882
Investor Relations
(310) 964-0808
directv.com
NASDAQ ticker symbol: **DTV**

**TRANSFER AGENT
AND REGISTRAR**
Computershare
P.O. Box 43078
Providence, RI 02940-3078
computershare.com
(877) 498-8904

**INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM**
Deloitte & Touche LLP
350 South Grand Avenue
Suite 200
Los Angeles, CA 90071-2462






DIRECTV

002CS10921